UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Squarespace, Inc.
(Name of Subject Company)
Squarespace, Inc.
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.0001 par value per share
Class B Common Stock, $0.0001 par value per share
Class C Common Stock, $0.0001 par value per share
(Title of Class of Securities)
Class A Common Stock: 85225A107
(CUSIP Number of Class of Securities)
Anthony Casalena
Chief Executive Officer
225 Varick Street,
12th Floor
New York,
New York 10014
Tel: (646) 580-3456
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With copies to:

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Srinivas Raju Nathaniel Stuhlmiller Richards, Layton & Finger, P.A. 920 North King Street Wilmington, Delaware 19801 Tel: (302) 651-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note
This Amendment No. 1 (which we refer to as this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on September 16, 2024, by Squarespace, Inc., a Delaware corporation (which we refer to as “Squarespace”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding Shares at an offer price of $46.50 per Share (which we refer to as the “Offer Price”).
The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on September 16, 2021, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Squarespace.
Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 1, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 1.	Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Squarespace, Inc., a Delaware corporation (“Squarespace”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Squarespace. The address of Squarespace’s principal executive office is 225 Varick Street, 12th Floor, New York, New York 10014. The telephone number of Squarespace’s principal executive office is (646) 580-3456.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A common stock, par value $0.0001 per share, of Squarespace (which we refer to as “Class A Shares”), the Class B common stock, par value $0.0001 per share, of Squarespace (which we refer to as “Class B Shares”) and the Class C common stock, par value $0.0001 per share, of Squarespace (which we refer to as “Class C Shares,” collectively with Class A Shares and Class B Shares, the “Shares” or the “Squarespace Common Stock”).
As of September 1, 2024, there were (1) 91,086,529 Class A Shares issued and outstanding; (2) 47,844,755 Class B Shares issued and outstanding; and (3) no Class C Shares issued and outstanding.
Also as of September 1, there were (1) an aggregate of 10,297,794 shares of Squarespace Common Stock underlying outstanding restricted stock units (RSUs), 37,182 of which were held by our current non-employee directors and 623,700 of which were held by our current executive officers and (2) an aggregate of 559,382 shares of Squarespace Common Stock underlying outstanding performance restricted stock units (PSUs) (assuming achievement of target level performance and excluding Mr. Casalena’s Squarespace PSUs which will be automatically forfeited in connection with the Transactions without the payment of any consideration), none of which were held by our current non-employee directors and 256,410 of which were held by our current executive officers.

Item 2.	Identity and Background of Filing Person
Name and Address
Squarespace, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Squarespace are set forth in the section of this Schedule 14D-9 captioned “Item 1. Subject Company Information—Name and Address.”
Tender Offer
This Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding Shares at an offer price of $46.50 per Share (which we refer to as the “Offer Price”).
The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2024 (as it may be amended or supplemented from time to time, and which we refer to as the “Offer to Purchase”), and the related form of Letter of Transmittal (as it may be amended or supplemented from time to time, and which we refer to as the “Letter of Transmittal”), pursuant to the Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time, and which we refer to as the “A&R Merger Agreement”), dated September 9, 2024, by and among Parent, Purchaser (together, the “Buyer Parties”) and Squarespace. The A&R Merger Agreement amends and restates and supersedes the Agreement and Plan of Merger, dated May 13, 2024 (which we refer to as the “Original Merger Agreement”), by and among the Buyer Parties and Squarespace. A more complete description of the A&R Merger Agreement can be found in Section 10 of the Offer to Purchase. A copy of the A&R Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Offer is described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, which we refer to as the “Schedule TO”) filed by Purchaser and Parent with the Securities and Exchange Commission (which we refer to as the “SEC”) on September 16, 2024. Copies of The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Squarespace’s stockholders together with this Schedule 14D-9.
Pursuant to the A&R Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will (and Parent will cause Purchaser to) (1) promptly after the Expiration Date (as defined below), accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (we refer to the time of such acceptance as the “Offer Acceptance Time”); and (2) as promptly as practicable after the Offer Acceptance Time, pay for such Shares by delivery of funds to the depositary for the Offer. Parent shall provide or cause to be provided to Purchaser the consideration necessary for Purchaser to comply with such obligations to accept for payment and pay for such Shares.
As promptly as practicable following (but in any event on the same day as) the consummation of the Offer, the subsequent direct or indirect contribution by the Rollover Stockholders of a portion of the Shares to an entity that indirectly owns 100% of the equity interest of Parent (the “Rollover”), the subsequent sale (substantially concurrent with the Accel Share Sale and the GA Share Sale) by the Anthony Casalena 2019 Family Trust, the Anthony Casalena Revocable Trust and the Casalena Foundation of a portion of the Shares to an entity that indirectly owns 100% of the equity interest of Parent (the “Casalena Share Sale”), the subsequent sale (substantially concurrent with the GA Share Sale and the Casalena Share Sale) by Accel Growth Fund L.P., Accel Growth Fund Strategic Partners L.P. and Accel Growth Fund Investors 2010 L.L.C. (collectively, the “Accel Share Sellers”) of all of the Shares held by the Accel Share Sellers at the Offer Price to an entity that indirectly owns 100% of the equity interest of Parent (the “Accel Share Sale”), the subsequent sale (substantially concurrent with the Accel Share Sale and the Casalena Share Sale) by General Atlantic (SQRS II), L.P. of a portion of the Shares at the Offer Price to an entity that indirectly owns 100% of the equity interest of Parent (the “GA Share Sale” and together with the Accel Share Sale and the Casalena Share Sale, the “Share Sales” and each, a “Share Sale”), or at such other time as Parent and the Company mutually agree in writing, the A&R Merger Agreement provides that Purchaser will be merged with and into Squarespace (which we refer to as the “Merger”) with Squarespace continuing as the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”), except if the conditions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver by the Party entitled to waive (to the extent permitted thereunder) of such conditions at the Closing) are not be satisfied or waived by such date, in which case no later than the third (3rd) Business Day after the date on which such conditions are satisfied or waived. The A&R

Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the Delaware General Corporation Law (which we refer to as the “DGCL”), which permits completion of the Merger without a vote of Squarespace stockholders. Under the terms of the A&R Merger Agreement, Squarespace and the Buyer Parties must consummate the Merger on the Closing Date (as defined in the A&R Merger Agreement) pursuant to the DGCL by filing a certificate of merger with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing with the Secretary of State of the State of Delaware, or such other time as may be agreed in writing by Parent, Purchaser and Squarespace and specified in the Certificate of Merger, being referred to herein as the “Effective Time”). At the Effective Time, each Share outstanding as of immediately prior to the Effective Time, other than (i) Owned Company Shares (as defined below) and (ii) all Shares that are issued and outstanding as of immediately prior to the effective time of the Merger and held by Squarespace stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (“Dissenting Company Shares”) and have not properly and validly withdrawn their demand for appraisal rights in respect of such Shares in accordance with Section 262 of the DGCL, as applicable, will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any applicable withholding Taxes (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the A&R Merger Agreement). In addition, at the Effective Time, each Owned Company Share will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.
Furthermore certain of Squarespace’s existing stockholders including, (1) the Anthony Casalena 2019 Family Trust, the Anthony Casalena Revocable Trust, the Casalena Foundation (collectively, “Casalena”), (2) Accel Leaders 3 L.P. (for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P.) (collectively, the “Accel Rollover Stockholders”, and, together with the Accel Share Sellers “Accel”) and (3) General Atlantic (SQRS II), L.P. (“GA SQRS II”) ((1)-(3), together with any Management Rollover Stockholders (as defined below), if any, collectively the “Rollover Stockholders”) have agreed to contribute or otherwise sell, as applicable, the Owned Company Shares held by such Rollover Stockholders (which we collectively refer to as the “Rollover or Sale Shares”) to an entity that indirectly owns 100% of the equity interest of Parent pursuant to those certain Tender and Support Agreements entered into in connection with the Transactions, by certain of Squarespace’s existing stockholders, including certain affiliates of (i) Casalena, (ii) GA SQRS II and (iii) Accel (as amended, restated, supplemented or otherwise modified from time to time, the “Tender and Support Agreements”). Subject to the prior waiver by Squarespace of the applicable restrictions under the A&R Merger Agreement, following the date hereof, the Buyer Parties may engage in discussions with certain of Squarespace’s members of senior management regarding such senior management electing to participate in the rollover transactions described herein. To the extent any such members of senior management would have been deemed to be Unaffiliated Company Stockholders, but, subject to the approval of Squarespace and the Buyer Parties, elect to participate in the rollover transactions, such members of senior management (the “Management Rollover Stockholders”) will no longer be deemed to be Unaffiliated Company Stockholders, including, but not limited to, for purposes of clause (ii) of the Minimum Condition and such shares which participate in the Rollover shall be included in the Rollover or Sale Shares.
Rollover or Sale Shares are not entitled to receive the Per Share Price (as defined in the A&R Merger Agreement) and will, immediately prior to the Closing, be contributed or otherwise sold, directly or indirectly, to Parent (or any direct or indirect parent entity thereof designated by Parent) pursuant to the terms of the applicable Tender and Support Agreement.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”)) the Offer on September 16, 2024. Subject to the terms and conditions of the A&R Merger Agreement and the Offer, the Offer is initially scheduled to expire as of one minute after 11:59 p.m., New York City time (which we refer to as the “Expiration Time”) at the end of October 11, 2024 (which we refer to as the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the A&R Merger Agreement, as the “Expiration Date”). Acceptance for the payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (as more fully described in Section “The Tender Offer – Section 2” in the Offer to Purchase) is expected to occur promptly after the Expiration Date.
“Owned Company Shares” means collectively, (1) the shares of Squarespace Common Stock held by Squarespace and its subsidiaries, (2) the shares of Squarespace Common Stock owned by Parent or Purchaser, (3) the shares of

Squarespace Common Stock owned by the Rollover Stockholders that such Rollover Stockholders have agreed to contribute or otherwise sell to an entity that indirectly owns 100% of the equity interest of Parent pursuant to those certain Tender and Support Agreements entered into in connection with the Transactions, including the Offer and the Merger, (4) the shares of Squarespace Common Stock owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the Transactions, and (5) the shares of Squarespace Common Stock irrevocably accepted for purchase by Purchaser in the Offer.
The Offer is conditioned upon the satisfaction of the following conditions at the Expiration Time, or waiver by Purchaser (or by Parent on behalf of Purchaser) (except that the Minimum Condition defined below may not be waived by Purchaser (or by Parent on behalf of Purchaser) without Squarespace’s prior written consent):
•
(i) the number of Shares validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, together with any Owned Company Shares, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares, (ii) the number of Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders (as defined below) and validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, (iii) the number of Class B Shares validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, together with any Class B Shares constituting Owned Company Shares, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Class B Shares, and (iv) the number of Class A Shares validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, together with any Class A Shares constituting Owned Company Shares, equals at least one vote more than 50% of the aggregate voting power of all issued and outstanding Class A Shares, in each case as of the Expiration Time, but excluding any Shares held in treasury by Squarespace as of the expiration of the Offer or any other Shares acquired by Squarespace prior to the expiration of the Offer (including any Shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Squarespace Options, Squarespace PSUs or Squarespace RSUs) (collectively, the “Minimum Condition”);

•
certain representations and warranties made by Squarespace in the A&R Merger Agreement will be true and correct, subject to the materiality and other qualifications set forth in the A&R Merger Agreement as further described in the Offer to Purchase;

•	Squarespace will have performed and complied in all material respects with certain covenants and obligations as further described in the Offer to Purchase;
•	no material adverse effect on Squarespace has occurred since September 9, 2024 that is continuing;
•
the Buyer Parties will have received a certificate of Squarespace, validly executed for and on behalf of Squarespace and in the name of Squarespace by a duly authorized executive officer thereof, certifying that the conditions set forth in the second, third, and fourth bullets above have been satisfied; and

•	the A&R Merger Agreement will not have been terminated in accordance with its terms.
“Unaffiliated Company Stockholders” means the holders of Squarespace Common Stock, excluding (i) General Atlantic L.P. (“General Atlantic”), its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (ii) Accel Management Co. Inc., its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (iii) Permira Advisers LLC, its investment fund affiliates and its portfolio companies majority owned by such investment fund affiliates, (iv) the members of the Squarespace Board of Directors (the “Board”), (v) any person that Squarespace has determined to be an “officer” of Squarespace within the meaning of Rule 16a-1(f) of the Exchange Act and (vi) Anthony Casalena and his controlled affiliates.
The foregoing summary of the Offer, the Transactions and the other transactions contemplated by the A&R Merger Agreement (all of which we refer to as the “Transactions”) is qualified in its entirety by the descriptions contained in the Offer to Purchase, and the terms of the A&R Merger Agreement and the Letter of Transmittal. Copies of the Offer to Purchase, the A&R Merger Agreement and the Letter of Transmittal are filed as Exhibits (a)(1)(A), (e)(1), and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

As set forth in the Schedule TO, the Buyer Parties’ principal executive offices are located at c/o Permira Advisers LLC, 320 Park Avenue, 23rd Floor, New York, NY 10022. The telephone number of the Buyer Parties is (212) 386-7480.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or under the “SEC Filings” section of Squarespace’s website at www.investors.squarespace.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
Except as described below in “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger”, “Item 7. Purposes of the Transaction and Plans or Proposals—Subject Company Negotiations” and “Item 7. Purposes of the Transaction and Plans or Proposals—Transactions and Other Matters,” and other than the A&R Merger Agreement and agreements entered into in connection therewith, including the Tender and Support Agreements (as discussed in the sections of this Schedule 14D-9 captioned “Item 2. Identity and Background of Filing Person—The Tender Offer” and “—Arrangements between Squarespace and Buyer Parties—Tender and Support Agreements”), and certain activity related to Squarespace’s equity compensation awards discussed elsewhere in this Schedule 14D-9, during the past two years: (1) there were no negotiations, transactions or material contacts between Squarespace and its affiliates, on the one hand, and any of the Purchaser or Parent Filing Parties (in their capacity as such), on the other hand, concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Squarespace’s securities, election of Squarespace’s directors or sale or other transfer of a material amount of assets of Squarespace, (2) Squarespace and its affiliates did not enter into any other transaction with an aggregate value exceeding one percent of Squarespace’s consolidated revenues with any Purchaser or Parent Filing Party, and (3) none of Squarespace’s executive officers, directors or affiliates that is a natural person entered into any transaction during the past two years with an aggregate value (in respect of such transaction or series of similar transactions with that person) exceeding $60,000 with any of the Purchaser or Parent Filing Parties.
Arrangements between Squarespace and Buyer Parties
A&R Merger Agreement
Summaries of the material terms of the A&R Merger Agreement are included in Section 10 of the Offer to Purchase and are incorporated in this Schedule 14D-9 by reference. The A&R Merger Agreement governs the contractual rights among Squarespace, Parent and Purchaser in relation to the Offer and the Merger. The A&R Merger Agreement is not intended to provide any other factual information about Squarespace, Parent or Purchaser. The A&R Merger Agreement has been provided solely to inform investors of its terms.
The representations, warranties, covenants and agreements included in the A&R Merger Agreement (1) were made only for purposes of the A&R Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the A&R Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by Squarespace and the Buyer Parties in connection with negotiating the terms of the A&R Merger Agreement. In addition, the representations and warranties may have been included in the A&R Merger Agreement for the purpose of allocating contractual risk between Squarespace and the Buyer Parties rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Other than the indemnification provisions of the A&R Merger Agreement (which are discussed under the section of this Schedule 14D-9 captioned “—Indemnification and Insurance” below), the rights of Squarespace’s stockholders to receive the Offer Price, the rights of holders of certain equity awards to receive the consideration described in the A&R Merger Agreement, the rights of Squarespace (on behalf of Squarespace stockholders) to pursue certain equitable remedies and the rights of certain financing sources of the Buyer Parties as set forth in the A&R Merger Agreement, nothing in the A&R Merger Agreement confers any rights or remedies upon any person other than the parties to the A&R Merger Agreement. Squarespace’s stockholders and other investors are not entitled to, and should not, rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Squarespace and the Buyer Parties or any of their respective subsidiaries or affiliates.
The summaries in the Offer to Purchase may not contain all of the information about the A&R Merger Agreement that is important to Squarespace stockholders, and Squarespace stockholders are encouraged to read the A&R Merger Agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the A&R Merger Agreement and not by the summaries included in Section 10 of the Offer to Purchase captioned “The Merger Agreement; Other Agreements.”

Confidentiality Agreement
Squarespace and Permira Advisers LLC executed a confidentiality agreement, dated March 29, 2024 (which we refer to as the “Confidentiality Agreement”), pursuant to which, among other things, both parties agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed to the other party. The termination of the A&R Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the A&R Merger Agreement in accordance with its terms.
The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.
Fee Funding Agreement
Concurrently with the execution of the A&R Merger Agreement, Parent has delivered an amendment to that certain fee funding agreement from Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP and Permira Investment Capital III LP (collectively, the “FFA Investors”) (which we refer to as the “Fee Funding Agreement”) in favor of Squarespace and pursuant to which, on the terms and subject to the conditions contained therein, the FFA Investors are guaranteeing certain obligations of the Buyer Parties in connection with the A&R Merger Agreement.
Pursuant to the Fee Funding Agreement, subject to the terms and conditions contained therein, each FFA Investor has agreed to pay a portion of the payment of: (a) the aggregate amount of the Parent Termination Fee (as defined in the A&R Merger Agreement) solely if and when payable by Parent pursuant to the A&R Merger Agreement; (b) certain enforcement and interest expenses solely if and when payable by Parent in connection with certain legal proceedings and defaults under the A&R Merger Agreement; and (c) certain reimbursement obligations solely if and when payable by Parent pursuant to the indemnification obligations to Squarespace and its representatives in connection with the Debt Financing. The obligations of the FFA Investors under the Fee Funding Agreement are subject to an aggregate cap equal to $266,575,303.45.
•	Subject to specified exceptions, the Fee Funding Agreement will terminate upon the earliest of:
•	the termination of the A&R Merger Agreement by mutual written consent of Squarespace, Parent and Merger Sub;
•	the Closing pursuant to the A&R Merger Agreement;
•
the date that is 60 days following the valid termination of the A&R Merger Agreement, unless, prior to the expiration of such 60 day period, Squarespace has delivered a written notice with respect to the obligations payable alleging that the FFA Investors, Parent or Merger Sub is liable for any such obligations; and

•	Squarespace or any of its affiliates asserts certain litigation or legal proceedings under the A&R Merger Agreement or the Equity Commitment Letters.
The foregoing summary of the Fee Funding Agreement is qualified in its entirety by reference to the full text of the Fee Funding Agreement, which are filed as Exhibit (e)(15) and (e)(16) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.
Equity Commitment Letters
Concurrently with the execution of the A&R Merger Agreement, Parent entered into (i) an amendment to that certain equity commitment letter executed by Permira VIII - 1 SCSp, Permira VIII - 2 SCSp, Permira VIII AIV LP1 L.P., Permira VIII AIV LP2 L.P., Permira VIII CIS SCSp, Permira VIII CIS 2 SCSp, PILI 1 Portfolio SCSp, PILI 2 Portfolio SCSp, PILI 4 Portfolio SCSp, Permira Investment Capital LP, Permira Investment Capital II LP, Permira Investment Capital III LP and accepted and agreed to by Squarespace, Inc., Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate 2, Inc. (the “Permira Equity Investors”) and (ii) an amendment to that certain equity commitment letter executed by Accel Leaders 4 L.P., for itself and as nominee for, Accel Leaders 4 L.P., Accel Leaders 4 Entrepreneurs L.P., and Accel Leaders 4 Investors (2022) L.P. and Accel Leaders 3 L.P., for itself and as nominee for Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel

Leaders 3 Investors (2020) L.P. and accepted and agreed to by Spaceship Purchaser, Inc., Spaceship Parent, LP, Spaceship HoldCo, LLC and Spaceship Intermediate, Inc. (the “Accel Equity Investors,” and together with the Permira Equity Investors, the “Equity Investors”) (which we refer to as the “Equity Commitment Letters”) pursuant to which the Equity Investors have committed, subject to the terms and conditions contained therein, to invest in Parent, directly or indirectly, the cash amounts set forth therein. The proceeds of the Equity Commitment Letters, together with the proceeds of that certain debt commitment letter previously delivered to Squarespace (the “Debt Commitment Letter”), are intended to fund the full amount of the aggregate consideration payable in the Transactions, on the terms and subject to the conditions set forth therein. Squarespace is an express limited third party beneficiary of certain rights in the Equity Commitment Letters, on the terms and subject to the conditions set forth therein.
Pursuant to the Equity Commitment Letters, subject to the terms and conditions therein, including (A) the debt financing pursuant to the Debt Commitment Letter (or any alternative debt financing) having been funded in full or being (as affirmed in writing by the agent therefor) funded in full subject only to the satisfaction of those conditions that by their nature are to be satisfied at the Closing (provided, that those conditions are satisfied at the Closing), and substantially simultaneously with the funding of the equity financing pursuant to the Equity Commitment Letters, (B) the prior or substantially concurrent funding in full by each of the Equity Investors under their respective Equity Commitment Letter and (C) the prior or substantially concurrent contribution by each of the Rollover Stockholders that has entered into a Tender and Support Agreement of all of such Rollover Stockholder’s Rollover Shares to a direct or indirect parent entity of Parent, in each case, as specified in such Rollover Stockholder’s Tender and Support Agreement, (i) the Permira Equity Investors will provide Parent with an equity commitment of up to $2,426,000,000.00 in cash in the aggregate, in accordance with the respective commitment percentages of the Permira Equity Investors set forth therein, and (ii) the Accel Equity Investors will provide Parent with an equity commitment of up to $413,185,502.26 in cash in the aggregate, in accordance with the respective commitment percentages of the Accel Equity Investors set forth therein, in each case, which may be reduced in accordance with the terms set forth in the applicable Equity Commitment Letter of the Permira Equity Investors and Accel Equity Investors.
Squarespace is an express third-party beneficiary of the Equity Commitment Letters solely with respect to enforcing Parent’s right to cause the commitments under the Equity Commitment Letters by the Equity Investors to be funded to Parent in accordance with the Equity Commitment Letters, and to cause Parent to enforce its rights against each of the Equity Investors to perform their respective funding obligations under the Permira Equity Investors’ Equity Commitment Letter or the Accel Equity Investors’ Equity Commitment Letter, as applicable, in each case subject to (1) the satisfaction, or written waiver (to the extent permitted) by Parent of all conditions to the obligation of the Buyer Parties to consummate the Merger and the transactions contemplated by the A&R Merger Agreement that are to occur on the Closing Date as set forth in section 7.1 of the A&R Merger Agreement (other than those conditions that by their terms are to be satisfied at the closing of the Merger, but subject to the satisfaction or written waiver by the Buyer Parties (to the extent permitted thereunder) of such conditions), (2) the contemporaneous funding of the debt financing pursuant to the Debt Commitment Letter at the closing of the Merger and the contemporaneous consummation of the reinvestments pursuant to the Tender and Support Agreements and (3) the contemporaneous consummation of the Merger at the Effective Time.
The foregoing summary of the Equity Commitment Letters is qualified in its entirety by reference to the full text of the Equity Commitment Letters, which are filed as Exhibit (e)(4), (e)(5), (e)(6), (e)(7), (e)(8) and (e)(9), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.
Tender and Support Agreements
In connection with the execution of the A&R Merger Agreement, each of (i) Anthony Casalena and Casalena (collectively, the “Casalena Parties”), (ii) GA SQRS II and (iii) Accel and certain other affiliates of Accel (collectively, the “Accel Parties”) entered into a Tender and Support Agreement with Parent and Squarespace. The Tender and Support Agreements amend and restate and supersede the applicable Support Agreements, each dated May 13, 2024 and as amended, as applicable, by and among Squarespace, Parent and each of the foregoing (i)–(iii) and, in the case of GA SQRS II and the Accel Parties, were further amended and restated on September 16, 2024, to provide for the direct sale of shares of Squarespace Common Stock to an entity that indirectly owns 100% of the equity interest of Parent.
Pursuant to the Tender and Support Agreements, each of GA SQRS II, the Accel Parties and the Casalena Parties has agreed, among other things, to vote its shares of Squarespace Common Stock against any other action, agreement or proposal which would reasonably be expected to prevent, materially impair or materially delay the consummation of the Transactions or any of the other transactions contemplated by the A&R Merger Agreement. The Tender and Support Agreements also include certain restrictions on transfer of shares of Squarespace Common Stock by the stockholders. Notwithstanding anything to the contrary in the Tender and Support Agreements, each of GA SQRS II, Accel and Casalena may elect prior to the Offer Acceptance Time (as defined in the A&R Merger Agreement) to replace all or a portion of its Rollover or Sale Shares with an equity investment indirectly in Parent.
Under the Tender and Support Agreements, immediately prior to the Effective Time, each of GA SQRS II, Accel and Casalena will contribute, sell or otherwise transfer to a direct or indirect parent company of Parent a portion of its holdings of Squarespace Common Stock in exchange for equity interests in such a direct or indirect parent company of Parent, such that, based on equity and rollover commitments, Casalena, GA SQRS II and Accel will indirectly own approximately 33.3%, approximately 8.4% and approximately 9.0% of Squarespace, respectively, following consummation of the Transactions. As a result of the Transactions, the shares of Squarespace Common Stock contributed or sold to such parent company of Parent by Casalena, GA SQRS II and Accel (together, as applicable, with their respective affiliates) will be cancelled and extinguished without any conversion thereof or consideration paid therefor along with the other Owned Company Shares.
The foregoing summary of the Tender and Support Agreements is qualified in its entirety by reference to the full text of the Tender and Support Agreements, which are filed as Exhibit (e)(10), (e)(11), (e)(12), (e)(13) and (e)(14), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.
Arrangements between Squarespace and its Executive Officers, Directors and Affiliates
Squarespace’s directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of Squarespace’s stockholders more generally. These interests may include, among others:
•
Certain members of the Squarespace Board received and are entitled to receive compensation for their service on the Special Committee. In particular, Squarespace paid compensation of $20,000 per month to Special Committee members and $25,000 per month to the Special Committee Chair, payable from the formation of the Special Committee on February 22, 2024 until the Original Merger Agreement was executed on May 13, 2024. In addition, Squarespace will pay to Michael Fleisher, as Special Committee Chair, a monthly fee equal to $10,000 for each full or partial month from and including May 14, 2024 through the month in which the Closing occurs. Squarespace will pay the other members of the Special Committee a monthly fee equal to $7,500 for each full or partial month from and including May 14, 2024 through the month in which the Closing occurs. Such fees are in addition to the regular compensation received as a member of the Squarespace Board;

•
Squarespace’s directors and officers are entitled to continued indemnification and insurance coverage under the A&R Merger Agreement and indemnification agreements between such individuals and Squarespace;

•
Anthony Casalena, Squarespace’s Chief Executive Officer, (i) will be the Chief Executive Officer of the Surviving Corporation as of the consummation of the Merger and (ii) together with the Casalena Rollover Stockholders, entered into a Tender and Support Agreement with Squarespace and Parent, pursuant to which the Casalena Rollover Stockholders agreed, among other things, to contribute, sell or otherwise transfer a portion of the shares of Squarespace Common Stock owned by them to a direct or indirect parent company of Parent in exchange for equity interests in such direct or indirect parent company of Parent, which contribution and exchange will happen immediately prior to the Closing and, solely as a result of such contribution and exchange, Mr. Casalena (together, as applicable, with his affiliates) will own approximately 33.3% of such direct or indirect parent company following the consummation of such contribution and exchange and will have certain governance rights with respect to such direct or indirect parent company following the consummation of the Merger;

•
Each of Squarespace’s executive officers (other than Anthony Casalena, Squarespace’s Chief Executive Officer) is party to an employment agreement with Squarespace that provides for severance payments and benefits in the event of an involuntary termination (as defined in the section of this Schedule 14D-9 captioned “—Change in Control and Severance Benefits under Existing Agreements—Executive Employment Agreements” below);

•
Squarespace RSUs (as defined in the section of this Schedule 14D-9 captioned “Effect of the Offer and the Merger on Shares and Squarespace Equity Awards—Consideration for Squarespace Options, Squarespace RSUs, and Squarespace PSUs—Generally” below) granted to non-employee directors in 2024 are subject to prorated vesting in connection with the Merger;

•
Mr. Levy is a member of the Squarespace Board and an employee of an entity affiliated with General Atlantic and Mr. Braccia is a member of the Squarespace Board and an employee of an entity affiliated with the Accel Rollover Stockholders, and, each of GA SQRS II (the “General Atlantic Rollover Stockholder”) and the Accel Rollover Stockholders entered into a Tender and Support Agreement with Squarespace and Parent, pursuant to which each such Rollover Stockholder agreed, among other things, to contribute, sell or otherwise transfer a portion of the Shares it owns to a direct or indirect parent company of Parent in exchange for equity interests in such direct or indirect parent company of Parent, which contribution and exchange will happen immediately prior to the Closing and, solely as a result of such contribution and exchange, each of the General Atlantic Rollover Stockholder and the Accel Rollover Stockholders (together, as applicable, with their respective affiliates) will own approximately 8.4% and 0.5%, respectively, of such direct or indirect parent company, following the consummation of such contribution and exchange (with respect to the Accel Rollover Stockholders this does not reflect the equity commitment by the Accel Equity Investors pursuant to its equity commitment letter).

These interests may create potential conflicts of interest. The Squarespace Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the A&R Merger Agreement, as more fully discussed in the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Squarespace’s Reasons for the Offer and the Merger.”
Potential for Future Arrangements
To Squarespace’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated herein by reference) between Squarespace and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Squarespace, on the one hand, and Parent, or any of its affiliates or Squarespace, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Squarespace entering into any such agreement, arrangement or understanding.
It is possible that continuing employees, including executive officers, of Squarespace will enter into new compensation arrangements with the Surviving Corporation. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of the Surviving Corporation, and/or retention. Any such arrangements are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Squarespace entering into any such agreement, arrangement or understanding. Subject to the prior waiver by Squarespace of the applicable restrictions under the A&R Merger Agreement, following the date hereof, the Buyer Parties may engage in discussions with certain of Squarespace’s members of senior management regarding such senior management electing to participate in the rollover transactions described herein. To the extent any such members of senior management would have been deemed to be Unaffiliated Company Stockholders, but, subject to the approval of Squarespace and the Buyer Parties, elect to participate in the rollover transactions, such members of senior management will no longer be deemed to be Unaffiliated Company Stockholders, including, but not limited to, for purposes of clause (ii) of the Minimum Condition and such shares which participate in the Rollover shall be included in the Rollover or Sale Shares.

Change in Control and Severance Benefits Under Existing Agreements
Executive Employment Agreements
Squarespace has entered into employment agreements with each of Nathan Gooden (Squarespace’s Chief Financial Officer), Paul Gubbay (Squarespace’s Chief Product Officer) and Courtenay O’Connor (Squarespace’s General Counsel), which provide that if the applicable executive officer is terminated by Squarespace without “cause” or by the applicable executive officer for “good reason” (in each case, an “involuntary termination”), whether or not in connection with a change in control, the applicable executive officer will be entitled to the following severance benefits:
•	Base salary continuation for a certain number of months (12 months for Mr. Gooden, and six months for Mr. Gubbay and Ms. O’Connor);
•	Squarespace will pay the executive’s COBRA premiums for a certain number of months (12 months for Mr. Gooden, and six months for Mr. Gubbay and Ms. O’Connor); and
•
if such involuntary termination occurs within three months prior to or within 12 months following a change in control, 100% acceleration of all Squarespace Equity Awards (as defined in the section of this Schedule 14D-9 captioned “Effect of the Offer and the Merger on Shares and Squarespace Equity Awards—Consideration for Squarespace Options, Squarespace RSUs, and Squarespace PSUs—Generally” below).

The severance benefits are conditioned on the applicable executive officer executing and not revoking a general release of claims in favor of Squarespace.
For an estimate of the value of the payments and benefits described above that would be payable to Squarespace’s named executive officers upon an involuntary termination in connection with the Merger, which we have assumed constitutes a change of control under the Squarespace Equity Plans (as defined in the section of this Schedule 14D-9 captioned “Effect of the Offer and the Merger on Shares and Squarespace Equity Awards—Consideration for Squarespace Options, Squarespace RSUs, and Squarespace PSUs—Generally” below) and the employment agreements for our named executive officers, see “—Golden Parachute Compensation” below.
Anthony Casalena (Squarespace’s Chief Executive Officer) has also entered into an employment agreement with Squarespace. However, Mr. Casalena’s employment agreement does not provide for any severance payments or benefits upon his termination of employment.
For a description of the employment agreements for Messrs. Casalena, Gooden and Gubbay and Ms. O’Connor, reference is made to pages 33-34 of Squarespace’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 22, 2024 (which we refer to as the “Proxy Statement”) (under the heading “Potential Payments Upon Termination or Change in Control”).
Equity Award Arrangements with Directors and Executive Officers
Squarespace’s non-employee director compensation policy, dated as of August 1, 2023, provides that upon a change in control, all outstanding Squarespace RSUs held by each non-employee director will vest in full, subject to the director’s continued service with Squarespace until immediately prior to the change in control. Notwithstanding anything in Squarespace’s non-employee director compensation policy to the contrary, the Squarespace RSUs granted to non-employee directors in 2024, which are the only outstanding Squarespace Equity Awards held by non-employee directors as of the date of this Schedule 14D-9, are subject to prorated vesting in connection with the Merger. Any portion of the Squarespace RSUs granted in 2024 that do not vest pro rata in connection with the Merger will be forfeited without the payment of any consideration.
Squarespace has granted Squarespace PSUs (as defined in the section of this Schedule 14D-9 captioned “Effect of the Offer and the Merger on Shares and Squarespace Equity Awards—Consideration for Squarespace Options, Squarespace RSUs, and Squarespace PSUs—Generally” below) to certain executive officers under our 2021 Equity Incentive Plan. Pursuant to the terms of the award agreements with respect to such Squarespace PSUs, upon a change in control, any earned Squarespace PSUs will remain subject to the executive’s continuous service with us through the applicable vesting dates and will become immediately vested upon an involuntary termination occurring within three months prior to or within 12 months following a change in control. Our 2021 Equity Incentive Plan and 2008 Equity Incentive Plan also provide that if any payments or benefits provided for under an agreement with any participant (including our executive officers) or otherwise payable to the participant would constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) and could be subject to the related excise tax, the participant will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the applicable participant. Squarespace is not required to provide any tax gross-up payments to any executive officer.
Pursuant to the award agreement governing Mr. Casalena’s Squarespace PSUs and the A&R Merger Agreement, his Squarespace PSUs will be automatically forfeited in connection with the Merger without the payment of any consideration.
For an estimate of the value of the payments and benefits described above that could be payable to Squarespace’s named executive officers upon consummation of the Merger, which we have assumed constitutes a change of control under the Squarespace Equity Plans and the employment agreements for our named executive officers, see “—Golden Parachute Compensation” below.
Effect of the Offer and the Merger on Shares and Squarespace Equity Awards
Consideration for Shares in the Offer and the Merger
If Squarespace’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other Squarespace stockholders. If such executive officers and directors do not tender their Shares pursuant to the Offer but the conditions of the Offer are otherwise satisfied or waived in accordance with the terms of the A&R Merger Agreement and the Merger is consummated, then such executive officers and directors will also receive the same consideration on the same terms and conditions as the other Squarespace stockholders. For information on the number of Shares and the consideration that would be payable in connection with the Offer and the Merger in respect of those Shares, please see the section in this Schedule 14D-9 captioned “—Equity Interests of Squarespace’s Executive Officers and Directors.”
Consideration for Squarespace Options, Squarespace RSUs, and Squarespace PSUs —Generally
Squarespace from time to time has granted awards under the Squarespace, Inc. 2021 Equity Incentive Plan, the Squarespace, Inc. 2017 Equity Incentive Plan and the Squarespace, Inc. Amended and Restated 2008 Equity Incentive Plan (which we refer to as the “Squarespace Equity Plans”), consisting of options to purchase Shares (which we refer to as a “Squarespace Option”), restricted stock units covering Shares, other than Squarespace PSUs (which we refer to as a “Squarespace RSU”), and restricted stock units covering Shares whose vesting is conditioned in full or in part based on the achievement of performance goals or metrics (which we refer to as a “Squarespace PSU” and together with Squarespace Options and Squarespace RSUs, “Squarespace Equity Awards”).
As of September 1, 2024, none of Squarespace’s current non-employee directors and executive officers held any outstanding Squarespace Options. Also as of September 1, there were outstanding (1) Squarespace RSUs covering an aggregate of 10,297,794 of Shares, 37,182 of which were held by Squarespace’s current non-employee directors and 623,700 of which were held by Squarespace’s current executive officers and (2) Squarespace PSUs covering an aggregate of 559,382 shares of Shares (assuming achievement of target level performance and excluding Mr. Casalena’s Squarespace PSUs which will be automatically forfeited in connection with the Merger without the payment of any consideration), none of which were held by Squarespace’s current non-employee directors and 256,410 of which were held by Squarespace’s current executive officers.
At the Effective Time, each outstanding Squarespace Option (other than any Squarespace Option with a per Share exercise price at or above the Offer Price (which we refer to as an “Out-of-the-Money Option”)) that is vested by its terms as of the Effective Time will be cancelled and converted into the right to receive a lump sum cash payment, without interest, equal to the product of the excess of the Offer Price over the applicable exercise price per Share subject to such Squarespace Option multiplied by the number of Shares subject to such Squarespace Option. Any outstanding Out-of-the-Money Options, whether vested or unvested, will be cancelled at the Effective Time for no consideration.
At the Effective Time, each outstanding Squarespace Option (other than any Out-of-the-Money Option) that is not vested as of the Effective Time will be converted into a contractual right to receive a payment in an amount of cash equal to the product of the excess of the Offer Price over the applicable exercise per Share subject to such Squarespace Option multiplied by the number of Shares subject to such Squarespace Option (which we refer to as a “Converted Option Award”), and any unvested Out-of-the Money Option will be cancelled at the Effective Time for no consideration. Each Converted Option Award will remain subject to the same vesting terms and conditions that applied to the associated Squarespace Option immediately prior to the Effective Time.

At the Effective Time, each outstanding Squarespace RSU (other than Squarespace RSUs held by non-employee directors) and Squarespace PSU (other than each outstanding Squarespace PSU that is scheduled to automatically forfeit as of the Effective Time pursuant to its terms and the A&R Merger Agreement will be forfeited as of the Effective Time for no consideration, which we refer to as a “Forfeited Squarespace PSU”) that is not vested by its terms as of the Effective Time will be converted into a contractual right to receive a payment in an amount of cash equal to the product of the Offer Price multiplied by the number of Shares subject to the applicable Squarespace RSU or Squarespace PSU (which we refer to as a “Converted Full Value Award”) (with the number of shares of Shares subject to Squarespace PSUs determined in accordance with the applicable award agreement prior to the closing). Each Converted Full Value Award will remain subject to the same vesting terms and conditions that applied to the associated Squarespace RSU or Squarespace PSU, as applicable, immediately prior to the Effective Time.
At the Effective Time, each Forfeited Squarespace PSU will be forfeited as of the Effective Time for no consideration.
At the Effective Time, each outstanding Squarespace RSU that is held by a non-employee director of Squarespace will be converted into the right to receive a lump sum cash payment, without interest, equal to the product of the Offer Price multiplied by the number of Shares subject to the Squarespace RSU (subject to prorated vesting). This amount (less any required withholding and other taxes) will be paid to the applicable holder no later than the second regularly scheduled payroll date following the date on which the closing occurs (the “Closing Date”).
Equity Interests of Squarespace’s Executive Officers and Directors
The following table sets forth the number of Shares held by each of Squarespace’s executive officers and directors that are outstanding as of September 1, 2024. As of September 1, 2024, the executive officers and directors of Squarespace beneficially owned, in the aggregate, 17,025,514 shares of Class A Common Stock and 42,886,410 shares of Class B Common Stock. In computing the number of shares beneficially owned by a person, shares of Squarespace Common Stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of September 1, 2024 are considered outstanding. The table also sets forth the values of these Shares, determined as the number of applicable Shares multiplied by the Offer Price. No additional Shares were granted to any executive officer or director in contemplation of the Offer and the Merger.

	Number of Shares Beneficially Owned
Named Executive Officers and Directors	Shares of Class A Common Stock	Shares of Class B Common Stock	Total Shares	Implied Cash Consideration for Shares
Anthony Casalena(1)	1,953,786	42,886,410	44,840,196	$1,996,171,851.00
Nathan Gooden(2)	77,212		77,212	$3,590,358.00
Paul Gubbay(3)	48,769		48,769	$2,267,758.50
Courtenay O’Connor(4)	57,296		57,296	$2,664,264.00
Andrew Braccia(5)	14,572,025		14,572,025	$677,599,162.50
Michael Fleisher(6)	75,493		75,493	$3,510,424.50
Jonathan Klein(7)	168,072		168,072	$7,815,348.00
Liza Landsman(8)	29,173		29,173	$1,356,544.50
Anton Levy(9)	25,390		25,390	$1,180,635.00
Neela Montgomery(10)	18,298		18,298	$850,857.00
All executive officers and directors as a group (10 persons)(11)	17,025,514	42,886,410	59,911,924	$2,785,904,466.00

(1)
Consists of (a) 387,500 shares of Class A common stock and 2,050,838 shares of Class B common stock held directly by Anthony Casalena 2019 Family Trust, for which Mr. Casalena is the trustee, and (b) 1,566,286 shares of Class A common stock and 40,835,572 of Class B common stock held directly by Anthony Casalena Revocable Trust, for which Mr. Casalena is the trustee. Each share of Class B common stock is convertible at the option of Mr. Casalena into one share of Class A common stock. Mr. Casalena may be deemed to have voting power and dispositive power over the shares held by the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust.

(2)	Consists of 77,212 shares of Class A common stock.
(3)	Consists of 48,769 shares of Class A common stock.
(4)	Consists of 57,296 shares of Class A common stock.
(5)
Consists of (a) 25,390 shares of Class A common stock held directly by Andrew Braccia, (b) 32,439 shares of Class A common stock held by AKB Living Trust, of which Andrew Braccia is a trustee and (c) shares held by the entities affiliated with Accel, consisting of (a) 530,953 shares of Class A common stock held of record by Accel Leaders 3 L.P., (b) 21,982 shares of Class A common stock held of record by Accel Leaders

3 Entrepreneurs L.P., (c) 31,686 shares of our Class A common stock held of record by Accel Leaders 3 Investors (2020) L.P., (d) 12,808,246 shares of Class A common stock held of record by Accel Growth Fund L.P., (e) 250,729 shares of Class A common stock held of record by Accel Growth Fund Strategic Partners L.P. (f) 870,600 shares of Class A common stock held of record by Accel Growth Fund Investors 2010 L.L.C., and (g) 49,190 shares of Class A common stock held by Andrew Braccia. Accel Leaders 3 GP Associates L.L.C. (“AL3A”) is the general partner of the general partner of both Accel Leaders 3 L.P. and Accel Leaders 3 Entrepreneurs L.P., and the general partner of Accel Leaders 3 Investors (2020) L.P., and has the sole voting and investment power. Andrew Braccia, Sameer Gandhi, Ping Li, Ryan Sweeney, and Richard Wong are the directors of AL3A and share such powers. Accel Growth Fund Associates L.L.C. (“AGFA”) is the general partner of both Accel Growth Fund L.P. and Accel Growth Fund Strategic Partners L.P. and has the sole voting and investment power. Andrew Braccia, Kevin Efrusy, Sameer Gandhi, Ping Li, and Richard Wong are the managing members of AGFA and share such powers. Andrew Braccia, Kevin Efrusy, Sameer Gandhi, Ping Li, and Richard Wong are the managing members of Accel Growth Fund Investors 2010 L.L.C. and share the voting and investment powers. The address of the foregoing Accel entities is 500 University Avenue, Palo Alto, California, 94301..
(6)	Consists of 75,493 shares of Class A common stock.
(7)	Consists of 168,072 shares of Class A common stock.
(8)	Consists of 29,173 shares of Class A common stock.
(9)
Consists of 25,390 shares of Class A common stock held by Mr. Levy solely for the benefit of General Atlantic Service Company, L.P. Mr. Levy disclaims beneficial ownership of the restricted stock units and the shares of Class A common stock.

(10)	Consists of 18,298 shares of Class A common stock.
(11)	Consists of 17,025,514 shares of Class A common stock, (b) 42,886,410 shares of Class B common stock.
Consideration for Squarespace RSUs and Squarespace PSUs Held by Directors and Executive Officers in the Merger
The following table sets forth for each of Squarespace’s executive officers and directors the number of Shares subject to his or her Squarespace RSUs and Squarespace PSUs, in each case expected to be held on the Closing Date of the Merger. As of September 1, 2024, our current non-employee directors and executive officers do not hold any outstanding Squarespace Options.

	Shares Underlying Squarespace RSU Awards(1)(3)		Shares Underlying Squarespace PSU Awards(2)(3)
Name	Number of Shares (#)	Value ($)	Number of Shares (#)	Value ($)	Total ($)
Non-Employee Directors
Andrew Braccia	6,197	288,161	—	—	288,161
Michael Fleisher	6,197	288,161	—	—	288,161
Jonathan Klein	6,197	288,161	—	—	288,161
Liza Landsman	6,197	288,161	—	—	288,161
Anton Levy	6,197	288,161	—	—	288,161
Neela Montgomery	6,197	288,161	—	—	288,161
Executive Officers
Anthony Casalena	—	—	—(4)	—(4)	—(4)
Nathan Gooden	404,557	18,811,901	134,837	6,269,921	25,081,822
Paul Gubbay	110,954	5,159,361	59,718	2,776,887	7,936,248
Courtenay O’Connor	108,189	5,030,789	61,855	2,876,258	7,907,047

(1)
Represents Shares subject to Squarespace RSUs outstanding as of September 1, 2024. The values shown with respect to Squarespace RSUs are determined as the product of the Per Share Price multiplied by the total number of Shares subject to Squarespace RSUs. With respect to Squarespace RSUs held by non-employee directors, the number of Shares subject to such Squarespace RSUs does not reflect any prorated vesting in connection with the Merger.

(2)
Represents Shares subject to Squarespace PSUs outstanding as of September 1, 2024 (without regard to any change in control-related accelerated vesting, except as noted below), and includes Squarespace PSUs that have been earned but are subject to the satisfaction of service-based vesting conditions. The values shown with respect to Squarespace PSUs are determined as the product of the Per Share Price multiplied by the total number of Shares subject to Squarespace PSUs (assuming achievement of target performance levels). Achievement of maximum performance levels would result in 200% of such amounts.

(3)
Each of the Squarespace executive officers (other than Anthony Casalena) is eligible for vesting acceleration of his or her equity awards in connection with certain qualifying terminations of employment under their respective employment agreements.

(4)	Mr. Casalena’s Squarespace PSUs, which cover, at maximum performance, 2,750,000 Shares, will be automatically forfeited in connection with the Merger without the payment of any consideration.

Employment and Other Arrangements Following the Transactions
As of the date of this Schedule 14D-9, none of Squarespace’s senior management (other than Mr. Casalena as described in the following sentence) has (1) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Purchaser (or any of their respective affiliates), or (2) entered into any definitive agreements or arrangements regarding employment or other retention with Squarespace or with Parent or Purchaser (or any of their respective affiliates) to be effective following the consummation of the Merger. Mr. Casalena will be the Chief Executive Officer of Squarespace as of the consummation of the Merger and will have certain governance rights with respect to the Squarespace. Subject to the prior waiver by Squarespace of the applicable restrictions under the A&R Merger Agreement, following the date hereof, the Buyer Parties may engage in discussions with certain of Squarespace’s members of senior management regarding such senior management electing to participate in the rollover transactions described herein. To the extent any such members of senior management would have been deemed to be Unaffiliated Company Stockholders, but, subject to the approval of Squarespace and the Buyer Parties, elect to participate in the rollover transactions, such members of senior management will no longer be deemed to be Unaffiliated Company Stockholders, including, but not limited to, for purposes of clause (ii) of the Minimum Condition and such shares which participate in the Rollover shall be included in the Rollover or Sale Shares. Subject to the prior waiver by Squarespace of the applicable restrictions under the A&R Merger Agreement, Parent or Purchaser (or their respective affiliates) may have discussions with certain of Squarespace’s employees (including certain of its senior management) regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention. Any such agreements will not increase or decrease the Offer Price paid to Squarespace’s stockholders in the Offer.
Golden Parachute Compensation
The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of Squarespace’s named executive officers (“NEOs”) that is based on or otherwise relates to the Merger and assumes, among other things, that the Merger constitutes a change in control under the Squarespace Equity Plans and each NEO’s employment agreement, the Merger is consummated and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Merger. The NEOs for Squarespace’s fiscal year ended December 31, 2023 consisted of Anthony Casalena, Nathan Gooden, Paul Gubbay and Courtenay O’Connor. As noted above, Mr. Casalena is not entitled to any severance payments or benefits upon his termination of employment.
The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Merger. For purposes of calculating such amounts, on a pre-tax basis, Squarespace has assumed:
•	the Merger constitutes a change in control under the Squarespace Equity Plans and each NEO’s employment agreement;
•	September 1, 2024, which is the latest practicable date prior to this filing, as the date of the closing of the Merger;
•	each NEO experiences an involuntary termination on September 1, 2024, based on the terms of his or her respective agreement(s);
•	the NEO’s base salary rates remain unchanged from those in effect as of September 1, 2024;
•
Squarespace RSUs and Squarespace PSUs are valued based upon the Offer Price, and do not forecast any vesting, deferrals or forfeitures of equity-based awards following September 1, 2024 (except for Mr. Casalena’s Squarespace PSUs, which will be automatically forfeited in connection with the Merger pursuant to their terms without the payment of any consideration); and

•	Squarespace PSUs held by each NEO (other than Mr. Casalena) will be deemed earned based on the achievement of target level of performance.

In accordance with the terms of Squarespace’s 2021 Equity Incentive Plan and 2008 Equity Incentive Plan, if the payments or benefits to an NEO under his or her respective agreement(s) would be subject to excise taxes under Section 280G and 4999 of the Code, such payments will be reduced if and to the extent such reduction would result in a better result to the NEO taking into account applicable taxes.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Anthony Casalena	—	—	—	—
Nathan Gooden	750,000	25,081,822	32,000	25,863,822
Paul Gubbay	325,000	7,936,248	13,600	8,274,848
Courtenay O’Connor	275,000	7,907,047	12,800	8,194,847

1)
The estimated amount for each NEO (other than Mr. Casalena who is not entitled to any severance payments or benefits) represents the cash severance payments to which the NEO may become entitled under his or her existing employment agreement. As discussed above, under their existing employment agreements, upon an involuntary termination (whether or not in connection with a change in control), the NEOs will be entitled to base salary continuation for a certain number of months (12 months for Mr. Gooden, and six months for Mr. Gubbay and Ms. O’Connor). The cash severance is contingent upon an involuntary termination and subject to the NEO’s execution and non-revocation of a release of claims. These amounts are payments that would be payable upon an involuntary termination of employment, whether or not there is also a change in control.

2)
As noted above, each NEO (other than Mr. Casalena) is eligible for “double-trigger” acceleration in full of his or her Squarespace Equity Awards in the event he or she experiences an involuntary termination within three months prior to or within 12 months following a change in control. Set forth below are the values of each unvested Squarespace Equity Award held by the NEOs that would become vested upon an involuntary termination immediately following the consummation of a change-in-control. Mr. Casalena’s Squarespace PSUs, which cover, at maximum performance, 2,750,000 Shares, will be automatically forfeited in connection with the Merger without the payment of any consideration.

Name	Squarespace RSUs ($)	Squarespace PSUs(i) ($)
Anthony Casalena	—	—
Nathan Gooden	18,811,901	6,269,921
Paul Gubbay	5,159,361	2,776,887
Courtenay O’Connor	5,030,789	2,876,258

(i)	Includes Squarespace PSUs that have been earned but are subject to the satisfaction of service-based vesting conditions.
3)
The estimated amount for each NEO (other than Mr. Casalena who is not entitled to any severance payments or benefits) represents continuation of medical benefits to which the NEO may become entitled under his or her existing employment agreement. As discussed above, under their existing employment agreements, upon an involuntary termination (whether or not in connection with a change in control), Squarespace will pay such NEOs COBRA premiums for a certain number of months (12 months for Mr. Gooden, and six months for Mr. Gubbay and Ms. O’Connor). These amounts are contingent upon an involuntary termination and are subject to the NEO’s execution and non-revocation of a release of claims. These amounts are payments that would be payable upon an involuntary termination of employment, whether or not there is also a change in control.

Rule 14d-10(d) Matters
Prior to the scheduled expiration of the Offer, Squarespace, shall take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Squarespace or any of its subsidiaries (including any employee agreement) on or after May 13, 2024 with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.
Indemnification and Insurance
The A&R Merger Agreement provides that, from and after the Effective Time for six years thereafter, the Surviving Corporation and its subsidiaries will honor and fulfill, in all respects, the obligations of Squarespace and its subsidiaries pursuant to any indemnification agreements between Squarespace or any of its subsidiaries and any of their current or former directors, officers or managers (and any person who becomes a director, officer or manager of Squarespace or any of its subsidiaries prior to the Effective Time) (the “Indemnified Persons”), respectively, for any acts or omissions by the Indemnified Persons occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving

Corporation and its subsidiaries will maintain the provisions with respect to indemnification, advancement of expenses and exculpation from liability as set forth in the certificates of incorporation, bylaws and other organizational documents of Squarespace and its subsidiaries as of May 13, 2024. During such six-year period, such provisions may not be amended, repealed or otherwise modified in any adverse manner except as required by applicable law.
In addition, the A&R Merger Agreement provides that, during the six-year period commencing at the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless each Indemnified Persons to the fullest extent permitted by applicable law, from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened legal proceeding or other matter, whether civil, criminal, administrative or investigative, to the extent that such actual or threatened legal proceeding or other matter is based on, arising out of or relating to the fact that such person is or was a director, officer, member, manager or employee of Squarespace or its subsidiaries or such person is or was serving at the request of or with the knowledge and consent of Squarespace and its subsidiaries as a director, officer, member, manager or fiduciary of another person and based on, arising out of or relating to any act, omission, fact, circumstance or other matter occurring or existing on or prior the Effective Time. Parent shall cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation and its subsidiaries shall, advance such costs, fees and expenses incurred by or on behalf of the Indemnified Persons on a current basis (but no later than thirty days after the submission of invoices) to the fullest extent permitted by applicable law to repay such advances if it is determined in a final and non-appealable adjudication of a court of competent jurisdiction that such indemnified person is not entitled to indemnification.
In addition, the A&R Merger Agreement requires the Surviving Corporation to, and Parent to cause the Surviving Corporation to, maintain in effect directors’ and officers’ liability, employment practices liability and fiduciary liability insurance covering, among others, the Indemnified Persons, on terms that are equivalent to those of Squarespace’s directors’ and officers’ liability insurance in effect as of the Closing (the “Current Insurance”), for a period of six years commencing at the Effective Time. The Surviving Corporation will not be required to pay annual premiums for such policy in excess of 300% of the aggregate annual premiums currently paid by Squarespace for its last full fiscal year (the “Maximum Amount”), and if the premium for such insurance coverage would exceed such amount, the Surviving Corporation is obligated to obtain the greatest coverage available for a cost not exceeding such amount.
The A&R Merger Agreement permits Squarespace to, in lieu of the foregoing paragraph, purchase a prepaid six-year “tail” policy on terms that are no less favorable than the Current Insurance, so long as the aggregate premium for such “tail” policy does not exceed the Maximum Amount, and if the premium for such insurance coverage would exceed such amount, the Surviving Corporation may obtain the most advantageous coverage available for a cost not exceeding the Maximum Amount.
Section 16 Matters
Prior to the Effective Time, Squarespace will take all actions reasonably necessary or advisable to cause any dispositions of equity securities of Squarespace (including derivative securities) in connection with the Transactions by each individual who is a director or executive officer of Squarespace to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation
Recommendation of the Squarespace Board
Following careful consideration, on September 8, 2024, the Special Committee and the Squarespace Board each unanimously determined that the A&R Merger Agreement and the transactions contemplated by the A&R Merger Agreement are fair to, advisable and in the best interests of Squarespace and its stockholders (and with respect to the Special Committee’s determination, the Unaffiliated Company Stockholders) and adopted and approved the A&R Merger Agreement and the transactions contemplated by the A&R Merger Agreement, and recommended that the Squarespace stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to and immediately followed the signing of the Original Merger Agreement and the A&R Merger Agreement. This chronology does not purport to catalogue every conversation of or among the members of the Board, the members of the Special Committee, the representatives of Squarespace or the Special Committee, or other parties.
The Board regularly evaluates Squarespace’s strategic direction and ongoing business plans with a view toward strengthening Squarespace’s businesses and enhancing stockholder value. As part of this evaluation, the Board has, from time to time, considered a variety of strategic alternatives. Since Squarespace’s direct listing, no third parties have expressed an intent to engage in a potential strategic transaction with Squarespace, and no proposals have been made to either Squarespace’s management or the Board for an acquisition of the entire company or a controlling stake in Squarespace or a merger with Squarespace, except as described below.
Permira Portfolio Management Limited (“Permira”) regularly evaluates potential acquisition targets as part of its normal investment activities. As part of this evaluation, Permira has, from time to time, internally considered a potential acquisition of Squarespace and performed “outside-in” reviews of Squarespace and built a rapport with Anthony Casalena, the Chief Executive Officer of Squarespace, as part of its consideration of the industry at-large. While Permira has previously internally expressed interest in engaging in a strategic transaction with Squarespace with its investment committee, no proposals were made to either Squarespace’s management or the Board for an acquisition of the entire company or a controlling stake in Squarespace or a merger with Squarespace, except as described below.
On October 12, 2022, as part of Mr. Casalena’s ordinary course business practice of having discussions with industry participants, Mr. Casalena had an initial meeting with David Erlong, a partner at Permira Advisers LLC (“Permira Advisers”), and Dipan Patel, a partner at Permira Advisers UK LLP, following an initial inquiry from representatives of Permira to Mr. Casalena. During this meeting, the parties engaged in general discussions regarding Squarespace’s industry and business as well as Permira’s business as a private equity investor. The parties did not discuss a potential transaction involving Squarespace during the meeting.
On November 18, 2022, January 26, 2023 and July 25, 2023, Mr. Casalena met with Mr. Erlong and they generally discussed Squarespace’s business and Permira’s business as a private equity investor. The parties did not discuss the terms of a potential transaction involving Squarespace during these meetings, though Permira did inquire during the January 26, 2023 meeting whether Squarespace would ever be interested in an acquisition transaction. On February 3, 2023, Mr. Casalena informed Permira that Squarespace was not interested in an acquisition transaction at that time.
On November 29, 2023, Mr. Casalena and Mr. Erlong held a meeting during which Mr. Erlong indicated that Permira was potentially interested in a potential transaction with Squarespace. Mr. Casalena did not substantively respond to Permira’s potential interest in a potential transaction at the meeting and no specific terms of a potential transaction were discussed during this meeting.
On December 13, 2023, Mr. Casalena and Mr. Erlong had a follow-up telephone call during which they further discussed Permira’s potential interest in a potential transaction with Squarespace. Mr. Casalena asked basic questions about the high-level typical timeline and process for a transaction to which Mr. Erlong replied with a basic outline. No specific terms of a potential transaction were discussed during this call.
On December 22, 2023, Mr. Casalena and Mr. Erlong had a follow-up telephone call during which they discussed Permira’s potential interest in a potential transaction with Squarespace and Mr. Casalena noted that he would reflect on the expressed interest. No specific terms of a potential transaction were discussed during this call.

In early 2024, Mr. Casalena had some brief discussions or calls with chief executive officers of a few portfolio companies of investment funds advised by Permira to discuss their general experiences with Permira as an equity investor.
In January and early February 2024, Mr. Casalena met individually with each of the other members of the Board during which he discussed with them Squarespace’s business prospects and strategic direction, including a potential transaction with Permira. During these meetings, Mr. Casalena informed the Board members of his discussions with Permira representatives.
On February 13, 2024, Mr. Erlong called Mr. Casalena to let him know an affiliate of Permira would be sending a formal proposal for a potential strategic transaction. Shortly after such call, Squarespace received a non-binding letter from an affiliate of Permira indicating Permira’s interest in acquiring Squarespace for $40.50 per share in cash, which was a 28% premium to Squarespace’s closing share price as of February 13, 2024, a 35% premium to Squarespace’s 90-day volume weighted average closing price and a 37% premium to Squarespace’s 52-week volume weighted average closing price (the “February Proposal”). The February Proposal indicated that Permira would welcome a roll-over or co-investment from Squarespace management at the appropriate time and that Permira was willing to partner with other existing Squarespace investors in connection with a potential transaction. The February Proposal also provided that if existing investors were interested in a roll-over of equity in a transaction with Permira, Permira would condition the transaction on approval by a special committee composed of independent directors of the Board and a majority vote of the Unaffiliated Company Stockholders. Squarespace’s Class A Shares closed trading on February 13, 2024 at $31.61 per share.
On February 14, 2024, Mr. Casalena sent the February Proposal to the Board and had a meeting with a representative from J.P. Morgan Securities LLC (“JPM”), Squarespace’s financial adviser on an ongoing basis since Squarespace’s direct listing. During the meeting, Mr. Casalena and the JPM representative discussed next steps regarding the February Proposal.
On February 16, 2024, the Board held a meeting, also attended by members of management of Squarespace, representatives of JPM and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Squarespace’s outside legal counsel. Representatives of JPM presented an overview of the February Proposal and various considerations related to potential next steps. Representatives of Skadden reviewed the Board’s fiduciary duties in considering a potential strategic transaction and discussed considerations and process related to the potential formation of a special committee of the Board in light of the fact that the February Proposal contemplated that existing Squarespace investors may participate in the potential transaction. During the meeting, the Skadden representatives disclosed that Skadden has historically represented and currently represents certain Permira Filing Parties (as defined in the Proxy Statement) on matters unrelated to Squarespace, noting that over the last two years, Skadden has advised certain Permira Filing Parties or their majority owned portfolio companies and affiliates on various public and non-public matters, including multiple publicly disclosed M&A transactions. In the last two years, Skadden has not provided advice to either General Atlantic or Accel. In addition, the Skadden representatives noted that, over the last two years, Skadden has advised Squarespace on various non-public matters. The Board discussed the February Proposal and potential options with respect to responding thereto. During the meeting, Mr. Casalena noted again that he had discussions with Permira representatives regarding Squarespace. The Board agreed to further consider the February Proposal and potential responses thereto at the upcoming regularly scheduled Board meeting on February 22, 2024.
On February 22, 2024, the Board held a meeting, also attended by members of management of Squarespace, and representatives of JPM and Skadden. Representatives of JPM discussed the February Proposal and certain process considerations. After the representatives of JPM left the meeting, Mr. Casalena further discussed with the Board his prior interactions with Permira and its representatives, including discussions with respect to Permira’s potential interest in a transaction with Squarespace. Representatives of Skadden advised the Board about a potential strategic review process and the role of a special committee in such a process. Mr. Casalena stated that, in light of the February Proposal and his controlling equity interest in Squarespace, if the Board determined to consider a potential transaction, he would be supportive of the formation of a special committee comprised of independent and disinterested directors and conditioning any transaction on the approval of such special committee as well as a majority of the Unaffiliated Company Stockholders. Representatives of Skadden discussed with the Board information relevant to assessing the independence of the proposed members of such a committee, Michael Fleisher, Jonathan Klein and Neela Montgomery, including their independence with respect to Permira as well as Mr. Casalena, General Atlantic and Accel in light of the fact that the February Proposal indicated that Permira would consider participation in a transaction by existing Squarespace investors, and the Board determined that they were each independent and disinterested for purposes of serving on a special committee. After due consideration and given the potential for conflicts of interest between the Unaffiliated Company Stockholders on the one hand and existing Squarespace investors on the other hand, including Mr. Casalena, General Atlantic and Accel, to the extent such investors were to participate in a potential transaction by rolling their equity interests or otherwise, the Board (i) authorized the formation of a special committee (the “Special Committee”), (ii) authorized the Special Committee to consider, review and evaluate any strategic transactions or alternatives thereto, (iii) designated Michael Fleisher, Jonathan Klein and Neela Montgomery to serve as members of the Special Committee, with Mr. Fleisher to serve as Chair of the Special Committee, (iv) delegated to the Special Committee all the powers of the Board to evaluate, negotiate or determine not to proceed with and reject any potential strategic transaction, (v) authorized the Special Committee to retain its own advisors, (vi) authorized and empowered the Special Committee to do all acts as may be necessary or appropriate in its judgment to carry out the duties of the Special Committee, including the power under Section 203 of the DGCL to authorize and approve any potential transaction or any alternative thereto for purposes of Section 203 of the DGCL and (vii) resolved that for so long as the Special Committee exists, the Board would not approve or implement any strategic transaction unless the Special Committee, in its sole discretion, recommended such strategic transaction. Thereafter, the Board determined to authorize JPM to inform Permira that the February Proposal was not sufficiently attractive for the Board to pursue a transaction.
On February 24, 2024, JPM representatives informed Permira that the February Proposal was not sufficiently attractive for the Board to pursue a transaction but that Permira was welcome to submit requests for information if Permira believed additional information would support Permira making a higher proposal. Later that day, Permira submitted to representatives of JPM a list of due diligence materials that Permira was requesting access to in order to evaluate whether to improve on the February Proposal.
On February 28, 2024, Mr. Fleisher interviewed legal advisors to serve as the Special Committee’s counsel, including representatives of Richards, Layton & Finger, P.A. (“RLF”). During Mr. Fleisher’s interview of RLF, representatives of RLF provided high-level disclosures regarding its relationships with Squarespace, Mr. Casalena and Permira, noting that, in the past two years, RLF had not done work for Squarespace or Mr. Casalena and that RLF had done work for certain Permira Filing Parties for which RLF had received aggregate fees which were described as not being material to RLF from a financial perspective.
On March 1, 2024, the Special Committee held a meeting, also attended by Courtenay O’Connor, general counsel of Squarespace. At the meeting, the Special Committee determined to engage RLF to serve as legal counsel to the Special Committee based on RLF’s expertise, experience, independence, qualifications and reputation. On March 4, 2024, the Special Committee executed a formal engagement letter with RLF with respect to RLF’s engagement as legal counsel to the Special Committee.
On March 4, 2024, Mr. Casalena met with Carolyn Everson, a senior advisor to Permira, at a conference and discussed her experience with Permira, as well as Squarespace’s history. The parties did not discuss a potential transaction involving Squarespace during the meeting.
On March 8, 2024, the Special Committee held a meeting, also attended by Ms. O’Connor and representatives of RLF. At the meeting, the Special Committee and the RLF representatives discussed the strategic review process. An RLF representative advised the Special Committee members of their fiduciary duties in the context of a potential transaction involving Squarespace. An RLF representative noted that the Special Committee had been delegated the full power and authority of the Board with respect to considering a potential transaction with Permira or alternatives thereto. The Special Committee discussed Permira’s interest in a potential acquisition of Squarespace and the preliminary discussions between Mr. Casalena and Permira that had occurred. The Special Committee also discussed the process for interviewing and evaluating potential financial advisors. During the meeting, an RLF representative summarized the work that RLF had done for certain Permira Filing Parties, for which RLF had received aggregate fees which were described as not being material to RLF from a financial perspective, and noted that RLF had not done any work for Squarespace or Mr. Casalena in the past two years. During the meeting, an RLF representative also noted that RLF would be sending to each member of the Special Committee a questionnaire that was intended to help confirm the independence of each Special Committee member with respect to Permira, Mr. Casalena, General Atlantic, Accel and each of their respective affiliates. Later that day, RLF circulated a director questionnaire to the members of the Special Committee.

On March 13 and 14, 2024, the Special Committee held meetings, attended by representatives of RLF. During the meetings, the Special Committee interviewed prospective financial advisors to the Special Committee, including Centerview Partners LLC (“Centerview”). During the meeting, Centerview provided high-level disclosures regarding its relationships with Squarespace, Mr. Casalena, Permira, General Atlantic and Accel.
On March 15, 2024, the Special Committee held a meeting, attended by representatives of RLF and (for a portion of the meeting) Ms. O’Connor. During the meeting, the Special Committee members discussed the authority that had been delegated to the Special Committee to conduct the strategic review process and the role of the Special Committee’s advisors in that process. After Ms. O’Connor left the meeting, the Special Committee members discussed the financial advisors the Special Committee had interviewed and determined to engage Centerview based on Centerview’s expertise, experience, qualifications, independence and reputation, subject to review of written relationship disclosures and negotiation of an engagement letter.
On March 16, 2024, Centerview provided written disclosures to the Special Committee and RLF regarding its relationships with Permira, Mr. Casalena, Squarespace, as well as Accel and General Atlantic and their respective affiliates.
On March 19, 2024, Mr. Fleisher, Mr. Casalena, Ms. O’Connor and Nathan Gooden, the chief financial officer of Squarespace, and representatives of Centerview and RLF held an introductory meeting to discuss Squarespace and the roles of management and the various advisors in the strategic review process, including that the Special Committee and its advisors would lead the process. The group asked for Mr. Casalena’s views on the strategic review process and goals for Squarespace given his role as its chief executive officer and largest stockholder with a majority of the voting power of Squarespace. Mr. Casalena indicated that he would like to retain a substantial stake in Squarespace following any transaction and that continuing to have a significant voice in the governance and control of the day-to-day management of Squarespace was also important to him.
Also, on March 19, 2024, a representative of Permira called a representative of General Atlantic, who later talked with Anton Levy, a member of the Board and a representative of General Atlantic, to inquire about the status of Permira’s diligence requests.
On March 20, 2024, Mr. Erlong called Mr. Casalena to check on the current status of discussion and process and asked if he would be willing to meet with a senior partner of Permira Advisers. On March 20, 2024, Mr. Casalena discussed whether he should have additional meetings with Permira representatives with Mr. Fleisher, and Mr. Fleisher asked Mr. Casalena not to meet with any Permira representatives until authorized by the Special Committee to do so. Later that day, Mr. Casalena contacted Mr. Erlong to let him know that the Special Committee had been established and that he would not be able to meet with Permira representatives any further unless authorized by the Special Committee to do so.
On March 21 and March 26, 2024, Mr. Erlong discussed with JPM the formation of the Special Committee and potential next steps in the Special Committee’s process. During these discussions, Mr. Erlong also discussed Permira’s concept of potentially tying certain of Mr. Casalena’s post-closing governance rights to a yet-to-be-determined performance metric if Mr. Casalena were to agree to a rollover. On or before March 26, 2024, JPM discussed Permira’s concept with Mr. Casalena.
On March 22, 2024, the Special Committee held a meeting, attended by representatives of RLF, and (for a portion of the meeting) representatives of Centerview and Ms. O’Connor. Mr. Fleisher reported that Squarespace’s management team was preparing a management presentation to be reviewed by the Special Committee in connection with the Special Committee’s strategic review process, and that subject to the Special Committee’s approval, the management presentation could be shared with potential bidders in connection with the strategic review process. The Special Committee discussed the strategic review process and the respective roles of the Special Committee, the Special Committee’s advisors, Squarespace’s advisors and Squarespace’s management in the process, and directed the Special Committee’s advisors to communicate to Squarespace’s management and advisors that the Special Committee and its advisors would lead and oversee the process. A representative of RLF reported that RLF had received a response to the director questionnaire from each member of the Special Committee and that none of the members of the Special Committee had reported any conflicts for purposes of serving on the Special Committee with respect to Permira, Mr. Casalena, General Atlantic, Accel and each of their affiliates. The Special Committee members discussed next steps in the process, including the timing for reaching out to third parties to gauge interest in a potential transaction. The Special Committee members and the Special Committee’s advisors discussed the introductory meeting held on March 19, 2024 with Mr. Casalena, including Mr. Casalena’s desire to retain a substantial stake in Squarespace following any transaction and have significant governance rights and control of the day-to-day management of Squarespace. The Special Committee members and their advisors discussed that, based on Mr. Casalena’s governance and control preferences as stated during the introductory meeting and the fact that strategic buyers had not contacted Squarespace about potential transactions since going public, it was unlikely that a strategic party would be willing to engage in a transaction with Squarespace. The Special Committee directed Centerview to prepare a list of proposed parties to include in the Special Committee’s outreach process for consideration by the Special Committee. After the Centerview representatives and Ms. O’Connor left the meeting, the Special Committee and the RLF representatives discussed the status of negotiations with Centerview regarding its engagement letter and reviewed Centerview’s relationship disclosures that had been previously provided to the Special Committee.
Following Permira’s inquiry on March 19, 2024 about its diligence requests, Mr. Levy discussed with Mr. Fleisher Permira’s inquiry. Mr. Fleisher determined to discuss the matter at the meeting of the Special Committee scheduled for March 26, 2024 and Mr. Levy agreed to continue to keep Mr. Fleisher informed of any outbound or inbound communications with Permira or any other potential bidders, including communications pertaining to General Atlantic.
On March 26, 2024, the Special Committee held a meeting, attended by representatives of RLF and representatives of Centerview. The Special Committee members discussed Permira’s recent outreach to representatives of Squarespace (including Mr. Levy) and its advisors regarding its due diligence requests and determined to inform Permira that responses would be provided in due course and that further inquiries and requests should be directed to the Special Committee and its advisors. The Special Committee and its advisors discussed the list of potential bidders that had been prepared by Centerview and timing considerations with respect to the outreach process. The Special Committee and its advisors considered and discussed the merits and risks of contacting both the financial sponsors and the strategic buyers on Centerview’s list. The Special Committee and its advisors discussed the range of potential prices and types of transactions that would be reasonably attainable. The Special Committee determined that it would be unlikely that strategic buyers would be willing to engage in the process given that such parties had never before contacted Squarespace about a potential strategic transaction, coupled with Mr. Casalena’s desire to maintain a significant equity stake in, significant governance rights over, and control of the day-to-day management of, Squarespace following a potential transaction. The Special Committee also discussed the increased likelihood of leaks and disclosure of sensitive information to Squarespace’s competitors that could be associated with an outreach to strategic bidders. After further discussion, the Special Committee determined not to contact strategic buyers at this time given the low likelihood that such outreach would lead to a successful transaction and authorized Centerview to proceed to initiate outreach to eight prospective financial sponsors, consisting of Permira, Party A, Party B, Party C, Party D, Party E, Party F and Party G, which the Special Committee believed were the most likely to be interested in a potential strategic transaction with Squarespace and able to provide an attractive valuation. The Special Committee members and the Special Committee’s advisors discussed alternative methods to gauge interest from strategics as part of the Special Committee’s strategic review process, including the ability to potentially negotiate for a go-shop in the merger agreement. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(D) hereto.
On March 27, 2024, representatives of RLF, Skadden, Centerview and JPM held a meeting to discuss roles and responsibilities of each advisor during the strategic review process. During the meeting it was communicated and agreed among the advisors that the Special Committee, with the advice of RLF and Centerview, would lead the strategic review process and Centerview, at the direction of the Special Committee, would lead the outreach to, and subsequent negotiations with, potential bidders.
Also on March 27, 2024, against the backdrop that Mr. Casalena expected to maintain a significant equity stake in, significant governance rights over, and control of the day-to-day management of, Squarespace following a potential transaction, Mr. Casalena provided the Special Committee with a preliminary overview of certain key governance terms that would be important to him in deciding whether, as a stockholder, to vote in favor of a potential transaction and that he would want to reach an agreement on with any potential buyer prior to supporting any transaction.
On March 29, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview and (for a portion of the meeting) Ms. O’Connor. Ms. O’Connor reported that Squarespace’s management team was in the process of preparing a management presentation for the Special Committee to review, provide feedback on and, subject to the Special Committee’s prior approval, share with potential bidders after each such bidder executed a non-disclosure agreement with Squarespace (each, an “NDA”). Ms. O’Connor also reported that Squarespace was organizing and reviewing due diligence materials for prospective bidders to review after signing an NDA. After Ms. O’Connor left the meeting, representatives of Centerview provided an update on each of the potential bidders that Centerview had contacted at the Special Committee’s direction, including additional detail on the status of discussions between Centerview and each of Permira, Party A, Party B, Party C, Party D, Party E, Party F and Party G, respectively. The Special Committee discussed whether to broaden the scope of initial outreach to financial sponsors and, after considering the risk of leaks and the low likelihood that other parties would be ready, willing and able to timely pursue a transaction that could be competitive with the February Proposal, determined not to contact any additional potential bidders at such time. The Special Committee members also discussed the overview of certain preliminary governance terms that Mr. Casalena had provided to the Special Committee on March 27, 2024 and timing considerations related to when and how best to share this information with potential bidders.
On March 29, 2024, Permira Advisers executed an NDA. The Permira Advisers NDA contained customary terms, including a standstill, but did not prevent Permira Advisers from bringing non-public proposals to Squarespace in a manner that did not require public disclosure.
On April 1, 2024, the Special Committee executed an engagement letter with respect to Centerview’s engagement as financial advisor to the Special Committee.
On April 2, 2024, Party D executed an NDA. The Party D NDA contained customary terms, including a standstill, but did not prevent Party D from bringing non-public proposals to Squarespace in a manner that did not require public disclosure.
On April 4, 2024, Party F executed an NDA. The Party F NDA contained customary terms, including a standstill, but did not prevent Party F from bringing non-public proposals to Squarespace in a manner that did not require public disclosure.
On April 5, 2024, the Special Committee held two meetings. The first meeting was attended by representatives of RLF and Centerview and (for a portion of the meeting) Ms. O’Connor. The Special Committee members discussed Squarespace’s management presentation materials and noted that preliminary feedback had been provided by the Special Committee members and the Special Committee’s advisors on such materials. A representative of Centerview also reported that Permira Advisers had executed an NDA and certain historical financial information had been shared with Permira. After Ms. O’Connor left the meeting, representatives of Centerview provided an update regarding Centerview’s outreach process and the status of discussions with each potential bidder. The Special Committee members discussed the upcoming management presentations with potential bidders, which were in the process of being scheduled, and Mr. Casalena’s role in the management presentations. The Special Committee members, representatives of Centerview and representatives of RLF discussed Mr. Casalena’s position that he maintain a significant equity stake in Squarespace as well as significant governance rights and control over the day-to-day management of Squarespace following any transaction and when such terms should be discussed with potential bidders. After discussion, the Special Committee determined that it would be appropriate for Mr. Casalena to discuss these topics at a high level with bidders in his capacity as the largest stockholder of Squarespace with an intention to participate in any potential transaction as a significant rollover stockholder, but that specific post-closing governance, control and economic terms should not be discussed with potential bidders during the management presentation meetings.
The Special Committee’s second meeting on April 5, 2024, was attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor and representatives of Skadden, JPM, RLF and Centerview. Mr. Casalena and Mr. Gooden reviewed the management presentation materials and Squarespace’s long-range plan and projections for 2024 through 2027 with the Special Committee members. The Special Committee members provided feedback to Mr. Casalena and Mr. Gooden on the presentation materials and financial projections and asked the management team to address the feedback provided on the presentation materials and financial projections in advance of management presentations with potential bidders.
On April 8, 2024, a representative of Permira called Mr. Casalena to request an in-person dinner meeting if authorized by the Special Committee. Mr. Casalena indicated that he would discuss Permira’s request with the Special Committee.
On April 9, 2024, each of Party A, Party B, Party E and Party G executed an NDA. Each of these NDAs contained customary terms, including a standstill, but did not prevent the counterparty from bringing non-public proposals to

Squarespace in a manner that did not require public disclosure. All interested parties that signed an NDA received access to the same information regarding Squarespace via a secure, third-party data room. Information provided was comprehensive on the business, including a detailed management presentation, financial projections and revenue drivers, and operational metrics.
On April 9, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. A representative of Centerview reviewed an updated draft of the management presentation materials and noted that the long-range plan incorporated the feedback provided to Squarespace management by the Special Committee and Centerview during the Special Committee’s previous meeting. The Special Committee members discussed and asked questions about the long-range plan. After further discussion and due consideration, the Special Committee members approved the management presentation materials, including the long-range plan and financial projections for 2024 through 2027 included therein, and authorized them to be shared with potential bidders who had signed an NDA. The Special Committee members and the Special Committee’s advisors discussed the management presentation meeting that would be held with Permira later that day and Permira’s request for a dinner meeting with Mr. Casalena. The Special Committee members determined to support Mr. Casalena attending the dinner meeting with Permira representatives as long as it was also attended by a Centerview representative, but agreed that additional non-diligence related meetings should not occur until a bid at a price that the Special Committee was interested in considering had been submitted. The Special Committee members and their advisors discussed next steps in the process during which it was noted that General Atlantic had requested to review the management presentation materials with Squarespace’s management. The Special Committee determined that it would be willing to permit such discussions, subject to General Atlantic signing an NDA. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5) (E) hereto.
Later on April 9, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ashley Dahl (Senior Director, FP&A), representatives of JPM and representatives of Centerview was held with representatives of Permira. Following the management presentation with Permira, JPM and Centerview maintained an open line of communication with Permira and discussed potential sources of financing for the proposed transaction, including whether any stockholders of Squarespace, including General Atlantic or Accel, would be open to potentially participating as an equity source of financing to Permira in the proposed transaction and the potential quantum of rollover or reinvestment from each such stockholder. At the same time, Centerview regularly communicated with Mr. Fleisher and RLF about its communications with Permira.
On April 10, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ms. Dahl, representatives of JPM and representatives of Centerview was held with representatives of Party B.
Also on April 10, 2024, Mr. Erlong had a breakfast meeting with Mr. Levy to discuss whether General Atlantic had any preliminary interest in potentially rolling a portion of their equity over in a potential transaction. Mr. Levy discussed the meeting with Mr. Fleisher and Mr. Fleisher asked Mr. Levy to continue to keep him informed of communications that he made or received from Permira and to direct material communications from Permira to the Special Committee and its advisors.
On April 11, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ms. Dahl, representatives of JPM and representatives of Centerview was held with representatives of Party F.
On April 12, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview and (for a portion of the meeting) Ms. O’Connor. At the meeting, Ms. O’Connor reported on the status of management presentations with potential bidders and the diligence materials that had been made available to potential bidders. Representatives of Centerview provided an update on its outreach process to potential bidders. During the update, representatives of Centerview reported that Party D and Party E had withdrawn from the process and that Party C had not been responsive to requests from Centerview to confirm their interest in considering a potential transaction. Representatives of Centerview reported that management presentations had been held with Permira, Party B and Party F (each with Centerview present), and that meetings with Party A and Party G were scheduled for the following week. Representatives of Centerview provided an update to the Special Committee regarding the management presentation meeting held with Permira and on recent discussions with Permira. The Special Committee members discussed with representatives of RLF and representatives of Centerview timing considerations for engaging in further discussions with Permira and the other potential bidders. After such discussion, the Special Committee determined to set an initial bid deadline of April 26, 2024, and directed Centerview to inform potential bidders of the initial bid deadline. The Special Committee determined that it would be advisable to provide potential bidders with more detailed information regarding Mr. Casalena’s preferred post-closing governance terms so that they could be factored into initial bids. The Special Committee directed its advisors to ask Mr. Casalena to work with his counsel to prepare a list of his desired post-closing governance rights that could be provided to potential bidders in advance of the initial bid deadline.
Later that day, Mr. Casalena met with representatives of Wilson Sonsini Goodrich & Rosati, counsel to Mr. Casalena (“WSGR”), to discuss certain rights to include in the requested post-closing governance and rollover terms to share with the Special Committee. Thereafter, WSGR representatives provided a summary of Mr. Casalena’s preferred rollover and post-closing governance terms to the Special Committee, including that (i) he preferred to rollover at least two-thirds of his current holdings, (ii) that the rollover would result in him holding securities having economic terms consistent with any financial sponsor, (iii) that his post-transaction governance rights in the surviving entity would be consistent with (A) his existing governance rights, subject to ongoing achievement of to-be-agreed performance metrics, and (B) any protective provisions provided to any stockholder of the surviving entity other than Mr. Casalena, and (iv) that post-transaction he would serve as chief executive officer of the surviving entity with appropriate compensation.
On April 15, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ms. Dahl, representatives of JPM and representatives of Centerview was held with representatives of Party G.
Also on April 15, 2024, General Atlantic executed an NDA. The General Atlantic NDA contained customary terms, but did not include standstill provisions.
Also on April 15, 2024, Mr. Casalena had dinner with representatives of Permira, with a representative of Centerview attending, as previously authorized by the Special Committee. During this meeting, the attendees discussed Squarespace’s business model and trajectory, but did not discuss specific terms regarding a potential transaction between Permira and Squarespace.
On April 16, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ms. Dahl, representatives of JPM and representatives of Centerview was held with representatives of Party A.
Also on April 16, 2024, Mr. Casalena and Mr. Fleisher spoke briefly regarding the governance issues. Later that day, representatives of RLF and Centerview met with representatives of WSGR regarding Mr. Casalena’s proposed governance terms. Thereafter, Mr. Fleisher authorized Centerview to share the governance terms, in the form previously reviewed by the Special Committee, with potential bidders.
On April 17, 2024, the summary of Mr. Casalena’s proposed governance terms was made available to potential bidders via Squarespace’s virtual data room.
Also on April 17, 2024, Mr. Erlong had a brief telephone call with a representative of General Atlantic, during which they discussed the potential amount of a rollover/re-investment by General Atlantic. No agreement regarding participation in a transaction by General Atlantic was reached.
On April 18, 2024, a management presentation attended by Mr. Casalena, Mr. Gooden, Ms. O’Connor, Ms. Dahl, representatives of JPM and representatives of Centerview was held with representatives of General Atlantic.
On April 19, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview and (for a portion of the meeting) Ms. O’Connor. At the meeting, Ms. O’Connor reported that all scheduled management presentations with potential bidders had been completed. After Ms. O’Connor left the meeting, a representative of Centerview reported that, as directed by the Special Committee, Squarespace’s management team had provided Centerview with financial projections that now extended to 2028 and 2029 (but that remained unchanged in years 2024 through 2027 that had previously been approved by the Special Committee and made available to potential bidders) in order for Centerview to complete its own valuation analysis. Representatives of Centerview then reviewed such additional projections with the Special Committee members and the Special Committee authorized Centerview to use the projections in performing its valuation work. Representatives of Centerview provided an update on the status of discussions with potential bidders. Representatives of Centerview reported that Party C, Party D and Party E had withdrawn from the process and that initial bid process letters had been sent to Permira, Party A, Party B, Party F and Party G. Representatives of Centerview noted that Permira had asked to have further discussions with General Atlantic and an initial discussion with Accel to determine whether either party had any interest in potentially participating as a source of equity financing for the proposed transaction. After discussion, the Special Committee authorized Permira to have such discussions with General Atlantic and Accel, but stated that specific discussions between the parties regarding Mr. Casalena’s proposed post-closing governance and rollover matters should be deferred until later in the process. Mr. Fleisher noted that following the dinner meeting held between Mr. Casalena and Permira earlier that week, he had discussed with Mr. Casalena that neither he nor Squarespace’s management should hold additional meetings with Permira other than scheduled diligence meetings unless authorized by the Special Committee. A representative of RLF reported that RLF would work with Skadden to prepare a draft of a merger agreement that could be shared with bidders after initial bids were submitted. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5) (F) hereto.
During the course of the next week, Skadden and RLF worked together to prepare the initial draft of the merger agreement that could be shared with any bidder who submitted a bid by the April 26 initial bid deadline.
On April 22, 2024, Mr. Casalena and other members of Squarespace’s management team met with representatives of Permira to discuss diligence matters related to Squarespace. No terms relating to the proposed transaction were discussed during these meetings.
On April 23, 2024, Mr. Casalena met with representatives of Permira to discuss diligence matters related to Squarespace. No terms relating to the proposed transaction were discussed during these meetings.
Also on April 23, 2024, members of Squarespace management met with representatives of General Atlantic to discuss diligence matters related to Squarespace.
On April 25, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. At the meeting, a representative of Centerview provided an update on the remaining potential bidders. During the update, it was noted that General Atlantic had held discussions with Permira about participating as an equity source of financing to Permira in the proposed transaction, as authorized by the Special Committee, and that Permira was continuing to seek a similar discussion with Accel. Representatives of Centerview reviewed Centerview’s preliminary valuation analysis as well as certain other financial information, including Squarespace’s historical stock price, financial performance as compared to selected competitors and analyst price targets, with the Special Committee. The Special Committee members, representatives of Centerview and representatives of RLF discussed Centerview’s valuation analysis. The Special Committee then discussed the upcoming bid deadline and determined to meet on April 27, 2024, to review and evaluate any bids. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5) (G) hereto.
On April 26, 2024, Permira submitted a non-binding indication of interest to acquire Squarespace for $42.50 per share, which was a 20% premium to Squarespace’s closing share price as of April 25, 2024, a 27% premium to Squarespace’s 90-day volume weighted average price, a 57% premium to Squarespace’s two-year volume weighted average price and a 12% premium to Squarespace’s 52-week high share price (the “April 26 Proposal”). The April 26 Proposal contemplated a rollover / co-investment from Mr. Casalena of at least 75% of his existing equity stake in Squarespace as well as a reinvestment by other existing stockholders of Squarespace in the amount of $500 million to $1 billion. Consistent with its initial statement to Squarespace and given that the April 26 Proposal included rollover terms, Permira’s April 26 Proposal was expressly conditioned on approval of the Special Committee and a majority of the Unaffiliated Company Stockholders. The April 26 Proposal also contained proposed governance terms addressing the issues raised by Mr. Casalena, a letter from a prospective financing source, a list of outstanding diligence requests and an illustrative transaction timeline contemplating a targeted signing date during the week of May 13, 2024. Permira’s response regarding the governance matters proposed, among other things, that (i) Mr. Casalena would rollover at least 75% of his stake in Squarespace, (ii) Mr. Casalena would hold securities with economic terms consistent with any sponsor, (iii) subject to achievement of certain performance metrics, which Squarespace had not consistently met on a historical basis but which were reasonable based on Squarespace’s financial projections, Mr. Casalena would have full control over budget, personnel and day-to-day operations and would be entitled to retain the role of chief executive officer, (iv) Mr. Casalena would have certain protective provisions in the post-closing entity, including limited time-restrained veto rights in certain circumstances over an IPO or sale and the right to appoint two board members, and (v) Mr. Casalena would serve as the chief executive officer of Squarespace with appropriate compensation. Squarespace’s Class A Shares closed trading on April 26, 2024 at $35.53 per share.
None of Party A, Party B, Party C, Party D, Party E, Party F or Party G submitted a bid by the April 26 bid deadline and thereafter none of them participated further in the Special Committee’s strategic review process.

On April 27, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. The Special Committee members and the Special Committee’s advisors reviewed and discussed the key terms of the April 26 Proposal submitted by Permira. Mr. Fleisher reported that he spoke with Mr. Casalena regarding the April 26 Proposal and Mr. Casalena explained that he was willing to consider rolling the portion of his equity contemplated in the April 26 Proposal but that he did not think $42.50 per share was a sufficiently attractive price to vote in favor of the transaction in his stockholder capacity. The Special Committee and representatives of Centerview and RLF discussed the possibility of soliciting interest from any other potential bidders in light of the fact that only Permira had submitted a bid. During this discussion, the Special Committee discussed various factors, including, the time delay associated with soliciting new potential bidders, the potential for information leaks, the risk of Permira losing interest in a potential transaction and the likelihood that any other party would be willing to submit a bid. Following this discussion, the Special Committee determined that it was in the best interests of the Unaffiliated Company Stockholders to focus on pushing for a further price increase from Permira rather than soliciting interest from other parties. As a result of this determination, the Special Committee directed Centerview to inform Permira that the Special Committee was interested in continuing discussions with Permira, but that Permira would need to increase its offer price of $42.50 per share in order for Permira to move forward in the process. A representative of RLF then discussed with the Special Committee members the possibility of granting Permira a Section 203 waiver to permit Permira to engage in more extensive discussions with Mr. Casalena, General Atlantic and Accel regarding potential equity participation in the potential transaction if Permira increased its offer price and related considerations. The RLF representatives also provided an overview of the key terms of the auction draft of the merger agreement, noting, among other things, that it contained a go-shop and that the merger was conditioned on approval by a majority of the Unaffiliated Company Stockholders and a separate class vote of the Class A and Class B stockholders, each voting as a separate class. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(H) hereto.
On April 29, 2024, an affiliate of Permira submitted a revised proposal to acquire Squarespace for an increased price of $43.25 per share, with the other non-price terms remaining identical to the April 26 Proposal, which was a 22% premium to Squarespace’s closing share price as of April 26, 2024, a 29% premium to Squarespace’s 90-day volume weighted average closing price, a 61% premium to Squarespace’s two-year volume weighted average closing price and a 14% premium to Squarespace’s 52-week high share price (the “April 29 Proposal”). The April 29 Proposal indicated that it was subject to Squarespace agreeing to an exclusivity period with Permira through May 15, 2024 to complete due diligence and finalize the documentation for the proposed transaction. The April 29 Proposal did not modify any terms contained in the April 26 Proposal relating to the governance requests from Mr. Casalena. Squarespace’s Class A Shares closed trading on April 29, 2024 at $35.56 per share.
During the course of that same day, the Special Committee members discussed the April 29 Proposal and agreed that it was sufficient for Permira to continue in the process. Accordingly, the Special Committee members instructed the Special Committee’s advisors to coordinate with Squarespace and its advisors to provide Permira with access to the additional diligence materials requested and with an initial draft of the Original Merger Agreement.
On April 30, 2024, an initial draft of the Original Merger Agreement was provided to Permira and Latham & Watkins LLP, legal counsel to Permira Advisers (“Latham & Watkins”).
Also on April 30, 2024, a representative of Accel contacted Mr. Casalena and Mr. Gooden to request access to Squarespace’s virtual data room in connection with its evaluation of whether to potentially provide a portion of the equity financing contemplated in the April 26 Proposal as coming from existing Squarespace stockholders. The Special Committee determined to permit Accel to access such diligence materials subject to Accel signing an NDA.
Also on April 30, 2024, representatives of Centerview had a brief telephone call with representatives of Permira to discuss Squarespace’s proposed sale of Tock LLC.
On April 30, 2024 and May 1, 2024, Mr. Casalena and other members of the Squarespace management team met with representatives of Permira. During these meetings, the parties discussed diligence matters concerning Squarespace and related matters, and did not discuss governance terms.
On May 1, 2024, Accel executed an NDA, following which certain of its representatives were provided with access to the virtual data room. Similar to the General Atlantic NDA, the Accel NDA contained customary terms, but did not include standstill provisions.

Also on May 1, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. During the meeting, the Special Committee members and the Special Committee’s advisors discussed the April 29 Proposal. Representatives of Centerview then advised the Special Committee members on timing considerations with regard to the proposed timeline included in the April 29 Proposal and Permira’s request for exclusivity. The Special Committee members and their advisors discussed negotiation strategies for increasing Permira’s offered price. The Special Committee decided to reject Permira’s request for exclusivity and directed Centerview to give Permira a deadline of May 9, 2024 to submit a better proposal after conducting additional due diligence, including with respect to the proposed sale of Tock LLC. The Special Committee also authorized RLF to work with Skadden to negotiate the terms of the Original Merger Agreement and related transaction documents with Latham & Watkins. The Special Committee also unanimously approved resolutions granting a waiver under Section 203 of the DGCL pursuant to which Mr. Casalena, General Atlantic and Accel (and their respective affiliates) were permitted to enter into more detailed discussions with each other and Permira in connection with the potential transaction, but the Special Committee retained final authority over whether or not to approve any final transaction or transaction documents that were negotiated (the “Section 203 Waiver”).
On May 2, 2024, the Board held a regularly scheduled meeting, also attended by members of management during which management provided the Board with an update on Squarespace’s financial performance. During this meeting, Mr. Fleisher provided the Board with a general update regarding the Special Committee’s process and that the April 26 Proposal and the April 29 Proposal had been received, but did not discuss the Special Committee’s views on the terms or price proposed by Permira in the April 26 Proposal or the April 29 Proposal.
Also on May 2, 2024, Mr. Casalena and other members of Squarespace’s management team met with representatives of Permira to discuss diligence matters related to Squarespace. From May 2, 2024 through May 8, 2024, Squarespace management held a series of due diligence meetings regarding Squarespace’s business with Permira representatives and advisors.
Also on May 2, 2024, representatives of Latham & Watkins, RLF and Skadden met to discuss the initial draft of the Original Merger Agreement.
From May 2, 2024 through May 12, 2024, Mr. Erlong and a representative of General Atlantic had a series of brief telephone calls to discuss the potential transaction, the quantum of General Atlantic’s rollover and/or reinvestment and status of General Atlantic’s diligence. No terms of a governance proposal were discussed during these meetings.
Also on May 2, 2024, Mr. Erlong and Andrew Young, a partner of Permira Advisers had a brief telephone call with a representative of Accel, which was followed by a meeting between Mr. Young and a representative of Accel on May 10, 2024 and a telephone call between Mr. Patel and a representative of Accel on May 11, 2024. The purpose of each of the telephone calls and the meeting with Accel was for Permira to better acquaint itself with Accel so that Permira could determine whether it would be comfortable having Accel participate in the proposed transaction as a potential source of equity financing. No terms of a governance proposal were discussed during these meetings.
On May 4, 2024, additional diligence materials related to Tock LLC were made available to Permira Advisers via Squarespace’s virtual data room. Such additional disclosure materials included the material terms of the proposed sale of Tock LLC, including the proposed $400,000,000 purchase price.
From May 4, 2024 through the execution of the Original Merger Agreement, representatives of WSGR and Latham & Watkins held periodic discussions regarding the post-closing governance terms.
On May 5, 2024, Latham & Watkins provided their comments to the initial draft of the Original Merger Agreement. Latham & Watkins deleted the go-shop provision in its entirety and restricted the no-shop provision. In addition, Latham & Watkins deleted the two-tiered fee concept differentiating a termination during the go-shop period and no-shop period, and proposed a single company termination fee of 4% of Squarespace’s equity value as implied by Permira’s per share offer price. Latham & Watkins also lowered the reverse termination fee to 5%, which was decreased from the 7% proposed. Latham & Watkins generally made buyer-friendly revisions to the representations and warranties, interim operating covenants, and material adverse effect definition. Latham & Watkins generally accepted the antitrust covenant in the auction draft of the Original Merger Agreement (including the “hell or high water” standard of efforts to obtain antitrust clearance, with respect to controlled Affiliates of Parent), and agreed to make payments in respect of Squarespace’s vested RSUs, PSUs and in-the-money Squarespace Options, although any such equity awards, if unvested, would convert into cash awards to be paid as and when the applicable vesting conditions are satisfied.

Also on May 5, 2024, Mr. Casalena and Mr. Erlong met to discuss equity participation in the potential transaction and the post-closing governance arrangements. On May 6, 2024, Mr. Casalena and Mr. Erlong had a follow-up meeting to discuss the same topics. On the same day, Mr. Casalena had separate calls with a representative of each of Accel and General Atlantic to discuss their potential rollover and/or reinvestment commitments in connection with a potential transaction.
On May 6, 2024, the Special Committee acted by unanimous written consent to adopt resolutions expanding the previously granted Section 203 Waiver to permit Permira, Mr. Casalena, Accel and General Atlantic to engage in discussions regarding the potential transaction with Permira’s potential and existing limited partners or co-investors and potential financing sources.
On May 7, 2024, Skadden and RLF provided their comments to Latham & Watkins, in response to their draft of the Original Merger Agreement. Skadden and RLF reinserted the go-shop provision and revised the no-shop language to be more favorable to Squarespace. Skadden and RLF in addition reinserted the two-tiered company termination fee concept and proposed 3% for the company termination fee during the no-shop period and 1.5% for the go-shop termination fee. Skadden and RLF proposed a reverse termination fee of 6.5%. Skadden also reversed certain of Latham & Watkins’ edits to the representations and warranties, interim operating covenants and material adverse effect definition and made limited revisions to the antitrust covenant and provisions relating to payments in respect of equity awards.
Also on May 7, 2024, representatives of Permira and Accel (with a representative of Centerview present) met by videoconference to discuss the potential transaction.
On May 8, 2024, a management presentation attended by members of Squarespace management and representatives of JPM and Centerview was held with representatives of Accel. Also on that day, a representative of Accel met briefly with Mr. Casalena, with a representative of Centerview present, to discuss the proposed transaction.
Also on May 8, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. At the meeting, it was noted that Permira was expected to make its final bid on May 9, 2024. RLF representatives provided an update on the negotiations with Latham & Watkins regarding the Original Merger Agreement. Representatives of RLF and Centerview provided further updates on the negotiation process with Permira, including advising the Special Committee that Mr. Casalena, General Atlantic and Accel had met with Permira to discuss their possible equity participation in the potential transaction and certain post-closing governance matters. The Special Committee discussed timing and negotiation considerations related to the potential transaction.
On May 9, 2024, an affiliate of Permira submitted a revised proposal to acquire Squarespace for $44.00 per share, which Permira indicated was its best and final proposal and which was a 20% premium to Squarespace’s closing share price as of May 9, 2024, a 29% premium to Squarespace’s 90-day volume weighted average closing price, a 62% premium to Squarespace’s two year volume weighted average price and a 15% premium to Squarespace’s 52-week high share price, and reflected the full value Permira ascribed to the proposed sale of Tock LLC based on the diligence materials received (the “May Proposal”). The May Proposal contemplated a rollover by Mr. Casalena of 75% of his existing equity stake in Squarespace as well as a rollover/reinvestment by General Atlantic and Accel in the amount of $700 million in the aggregate. Along with the May Proposal, an affiliate of Permira submitted its markup of the Original Merger Agreement, revised post-closing governance terms and markups of the disclosure letters to the Original Merger Agreement, form of equity commitment letter, Fee Funding Agreement, form of support agreement, Debt Commitment Letter and customarily redacted fee letters to the Debt Commitment Letter. The terms of the draft Original Merger Agreement submitted by an affiliate of Permira in connection with the May Proposal conditioned the merger on approval by the Special Committee and a majority of the Unaffiliated Company Stockholders. The revised post-closing governance terms (i) provided that Mr. Casalena would rollover at least 75% of his stake in Squarespace, (ii) provided that Mr. Casalena would hold securities with economic terms consistent with any sponsor, (iii) provided that, subject to achievement of certain company performance metrics, which Squarespace had not consistently met on a historical basis but which were reasonable based on Squarespace’s financial projections, Mr. Casalena would have full control over budget, personnel and day-to-day operations (subject to limitations on acquisitions above certain thresholds, setting certain executive compensation, employee equity compensation and borrowing other than draws from the company’s revolver facility below a threshold) and would be entitled to retain the role of chief executive officer, (iv) Permira will have customary veto rights, (v) outlined certain protective provisions that Mr. Casalena would have in the post-closing entity, including limited time-restrained veto rights in certain circumstances over an IPO or sale, (vi) contained customary minority protective for General Atlantic and Accel, (vii) provided that Mr. Casalena would have the right to appoint two of eight board members with each of General

Atlantic and Accel being entitled to appoint one board member and Permira having the right to appoint four board members, and (viii) contemplated that Mr. Casalena’s compensation would be appropriate, as determined by the post-closing board. Squarespace’s Class A Shares closed trading on May 9, 2024 at $36.82 per share.
Also on May 9, 2024, Mr. Casalena had several calls with representatives of Permira regarding the details of the post-closing governance matters contained in the May Proposal and had an informal meeting with Ms. Everson (with a representative of Centerview attending) to discuss potential future collaboration if a transaction were to proceed.
On May 10, 2024, the Special Committee held a meeting, attended by representatives of RLF and Centerview. During the meeting, the Special Committee members and the Special Committee’s advisors discussed the May Proposal (including the post-closing governance terms), which Permira had stated was its best and final offer, and Permira’s proposed revisions to the Original Merger Agreement and various other transaction documents. Representatives of Centerview provided an overview of the negotiations with Permira to date, noting that Permira had increased its offer price three times from $40.50 per share price in the February Proposal to its offer price of $44.00 per share. Representatives of Centerview advised the Special Committee that assuming no material changes were made to the May Proposal, if requested by the Special Committee, Centerview would be able to render a fairness opinion based on the $44.00 per share price. The Centerview representatives also advised the Special Committee that they believed Permira was unlikely to increase its price any further. Representatives of RLF advised the Special Committee members on their fiduciary duties in considering the May Proposal and provided an overview of the terms of the Original Merger Agreement. Representatives of RLF noted that the go-shop provision had been deleted by Permira in its markup of the Original Merger Agreement. Representatives of RLF advised the Committee regarding the go-shop provision, noting that the Special Committee had run a robust solicitation process and that a go-shop provision was not needed if the Special Committee was satisfied that it had received the best price reasonably available. Representatives of RLF advised the Special Committee that even if the Original Merger Agreement did not contain a go-shop provision, third parties would still have an opportunity to submit alternative offers during a passive post-signing window-shop period. To this end, representatives of RLF noted that instead of a go-shop, the Special Committee could seek a relatively low termination fee so that there would be a low barrier to entry if any third party wanted to make an unsolicited offer. The Special Committee members and their advisors discussed Permira’s deletion of the go-shop provision, as well as the proposed termination fees, and considered potential responses to those points and other open points in the Original Merger Agreement. After further discussion, the Special Committee determined that the offer price of $44.00 per share was the best price reasonably available to Squarespace and the Unaffiliated Company Stockholders and determined to move forward towards recommending the proposed transaction with Permira to the Board subject to negotiation and review of the final Original Merger Agreement and other transaction documents. In accordance with this determination, the Special Committee directed Centerview to communicate to Permira that Permira’s offer of $44.00 per share was agreeable to the Special Committee but that the terms of the Original Merger Agreement and other transaction documents needed to be finalized before the Special Committee would be willing to move forward with Permira’s offer. The Special Committee also directed Centerview to inform Permira that it could engage in more detailed discussions about the post-closing governance issues with Mr. Casalena, General Atlantic and Accel regarding the potential transaction.
On May 10, 2024, Centerview called Permira to formally accept on behalf of the Special Committee the offer of $44.00 and relay the other aspects of the Special Committee’s directions.
Following the submission of the May Proposal, and as authorized by the Special Committee, Mr. Casalena and representatives of Permira, General Atlantic and Accel engaged in various conversations and negotiations regarding the potential transaction, including related to financing the transaction (including the portion that would be financed with existing stockholder equity investment in the transaction) and details of certain go-forward governance rights.
From May 10, 2024 until May 12, 2024, the advisors to the Special Committee and Squarespace engaged in numerous discussions and negotiations with Permira and its advisors to negotiate and finalize the terms of the Original Merger Agreement and the other transaction documents. On May 10, 2024, representatives of RLF, Skadden and Latham & Watkins met to discuss the terms of the revised Original Merger Agreement that Permira had submitted along with the May Proposal. Among other things, the parties discussed Permira’s deletion of the go-shop provision and the amount of the termination fees payable by Squarespace and Permira under certain circumstances in Permira’s revised draft of the Original Merger Agreement, which had been increased, in the case of the termination fee payable by Squarespace, from 3% to 3.5% and decreased, in the case of the termination fee payable by Permira, from 6.5% to 5.5% (based on equity value related only to the Unaffiliated Company Stockholders). Later in the evening of

May 10, 2024, representatives of Skadden provided a revised draft of the Original Merger Agreement, which incorporated feedback from RLF, to Latham & Watkins which, among other things, accepted Permira’s deletion of the go-shop provision and decreased the 5.5% termination fee payable by Permira and decreased the termination fee payable by Squarespace to 3% from 3.5%.
On May 11, 2024, representatives of RLF, Skadden and Latham & Watkins met to discuss the terms of the revised draft of the Original Merger Agreement that Skadden had circulated the prior evening. Among other things, the Latham & Watkins representatives discussed that in the next draft of the Original Merger Agreement Permira would be proposing to reduce the termination fee payable by Permira to be based on overall equity value (as opposed to equity value related only to the Unaffiliated Company Stockholders), and that as a result the termination fee payable by Permira would be reduced from 5.5% of equity value (in RLF and Skadden’s May 10 draft) to 3.5% of equity value. Later in the afternoon of May 11, 2024, representatives of Latham & Watkins provided a revised draft of the Original Merger Agreement to Skadden which, among other things, decreased the termination fee payable by Permira from 5.5% to 3.5%.
On May 12, 2024, the Special Committee held two meetings. The first meeting was attended by representatives of RLF and Centerview. At the meeting, representatives of RLF provided an update on the status of the Original Merger Agreement and the other transaction documents and summarized the negotiations that had occurred between the parties with respect to the key changes to the terms of the Original Merger Agreement, including the elimination of the go-shop and amount of the termination fees, since the May 10 meeting of the Special Committee. After discussion, the Special Committee determined that the proposed terms of the Original Merger Agreement were acceptable and directed RLF to work with Skadden and Permira’s advisors to finalize the terms of the Original Merger Agreement. A representative of RLF advised the Special Committee regarding the Special Committee members’ fiduciary duties in connection with considering the transaction, as well as the standards of review applicable to the Special Committee’s actions and decisions in connection with the transaction. Representatives of RLF then reviewed the Special Committee’s process to date and certain additional factors for the Special Committee to consider in connection with the proposed transaction. The Special Committee members discussed and reviewed updated relationship disclosures provided by Centerview to the Special Committee prior to the meeting. A representative of RLF described the nature and amount of work RLF had performed in the last five years for certain Permira Filing Parties (for which RLF received fees in the aggregate less than $250,000), General Atlantic (for which RLF received fees in the aggregate less than $850,000) and Accel (for which RLF received fees in the aggregate less than $250,000), noting that none of the fees received for this work were viewed as being material to RLF from a financial perspective, and confirmed that RLF had not done any work for Squarespace or Mr. Casalena in the last five years. Representatives of Centerview noted that they would be prepared to present Centerview’s financial analysis and render Centerview’s fairness opinion, if requested by the Special Committee, at the Special Committee’s scheduled afternoon meeting later that day.
The Special Committee’s second meeting on May 12, 2024, was attended by representatives of RLF and Centerview. At the meeting, a representative of RLF reported that the Original Merger Agreement had been finalized, but that the interim investors agreement between Permira, Mr. Casalena, General Atlantic and Accel (the “Interim Investors Agreement”) to which Squarespace would not be a party was continuing to be negotiated and finalized. The representatives of Centerview summarized the strategic review process to date, noting Centerview had solicited interest from eight financial sponsors (including Permira), seven of such sponsors had executed NDAs, five of such sponsors had held meetings with Squarespace’s management team, and only Permira had submitted a bid. A representative of Centerview also reviewed the key terms of the May Proposal, including the price of $44.00 per share and the financing sources and uses for the proposed transaction, the premiums, valuation multiples and enterprise values implied by Permira’s final offer and prior offers, and Squarespace management’s long-range plan and financial projections for 2024 through 2029, as previously approved by the Special Committee. A representative of Centerview also advised the Special Committee that based on Centerview’s valuation analysis, Centerview was prepared to provide its fairness opinion at the Special Committee’s request. Next, a representative of RLF provided a summary of the key terms of the Original Merger Agreement and the other transaction documents, including the treatment of equity awards, the closing conditions (including the requirement that the Original Merger Agreement be approved by a majority of the Unaffiliated Company Stockholders as well as by separate class votes by the holders of the Class A Shares and Class B Shares), the level of efforts required by the parties to obtain regulatory approval, the covenants of the parties (including the no solicitation provision applicable to Squarespace), the termination fees payable by the parties under certain circumstances, the support agreements to be entered into by Mr. Casalena, Accel and General Atlantic and other key terms. Following this discussion, a representative of RLF reviewed with the Special

Committee proposed resolutions related to the transaction. Following additional discussion, the meeting was adjourned to give the parties additional time to finalize all of the transaction documents. The meeting was reconvened later that evening after the Special Committee members and their advisors had received final versions of each of the transaction documents (including but not limited to, the Original Merger Agreement and disclosure letters to the Original Merger Agreement, in each case including all exhibits, annexes and schedules thereto) and the Special Committee members and their advisors discussed the final terms of the transaction documents, including the revisions that had been made with respect to post-closing governance rights, which included, (i) revisions to the protective provisions of Mr. Casalena and the other investors and additional detail regarding the financial metrics to be achieved, (ii) revisions to the board composition of the post-closing entity, and (iii) further detail regarding other miscellaneous provisions related to the governance of the post-closing entity, including transfer restrictions, co-sale rights, registration rights, preemptive rights, information rights and tax matters (in the case of each of Accel and General Atlantic, consistent with rights typically provided to minority investors). After this discussion, and after the representatives of Centerview reviewed with the Special Committee Centerview’s financial analysis of the $44.00 per share price, upon request by the Special Committee, a representative of Centerview rendered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 12, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the $44.00 per share price to be paid to the Unaffiliated Company Stockholders (other than as specified in such opinion) pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders. After further discussion, the Special Committee unanimously approved and adopted resolutions (i) declaring the Original Merger Agreement, the related transaction documents and the transactions contemplated thereby advisable, fair to, and in the best interests of Squarespace and its stockholders, including the Unaffiliated Company Stockholders, (ii) approving of the Original Merger Agreement, transaction documents and the transactions contemplated thereby for purposes of Section 203 of the DGCL and (iii) recommending that the Board approve, adopt and declare advisable and in the best interests of Squarespace and its stockholders, including the Unaffiliated Company Stockholders, the Original Merger Agreement, the transaction documents and the transactions contemplated thereby and recommend and submit the same to Squarespace’s stockholders for adoption. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(J) hereto.
Later on May 12, 2024, following the conclusion of the reconvened meeting of the Special Committee, the Board held a meeting attended by members of Squarespace management and representatives of Skadden, JPM, RLF and Centerview. During the meeting, Mr. Fleisher provided the Board with an overview of the Special Committee’s process to date, summarizing the outreach process conducted by Centerview and the history of negotiations with Permira that ultimately resulted in the May Proposal. Representatives of Centerview provided the Board with an overview of Centerview’s financial analysis that was presented to the Special Committee and advised the Board that Centerview had rendered a fairness opinion to the Special Committee. Representatives of Skadden provided a detailed summary of the Original Merger Agreement and the other transaction documents, final versions of which were provided to the Board prior to the meeting, including all exhibits, annexes and schedules thereto. After further discussion, the Board adopted resolutions approving the Original Merger Agreement and recommending the Original Merger Agreement to the stockholders. The Board also adopted resolutions approving certain other transactions in connection with the merger, including the support agreements to be entered into by Mr. Casalena, Accel and General Atlantic, the fee funding agreement between certain Permira-affiliated entities, Parent and Squarespace, and certain treatment of equity awards. The Board further authorized the execution and filing of certain exhibits to the Original Merger Agreement, securities laws filings and regulatory filings, each as prescribed by applicable laws. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(I) hereto.
On May 13, 2024, the parties executed the Original Merger Agreement and the other transaction documents before market open and publicly announced the entry into the Original Merger Agreement.
On June 14, 2024, the Special Committee held a meeting attended by representatives of RLF and Centerview. During the meeting, the Special Committee reviewed and approved the filing of the preliminary proxy statement.
On August 2, 2024, Squarespace filed a Form 10-Q announcing its second quarter 2024 financial results and filed a revised preliminary proxy statement with respect to the Special Meeting.
On August 13, 2024, following indications from the SEC that it had completed its substantive review of the preliminary proxy statement, the Board acted by unanimous written consent to adopt several resolutions relating to the administration of the Special Meeting, including setting the meeting date and record date.

On August 14, 2024, Glazer Capital, LLC (“Glazer”) publicly announced that it beneficially owned 2.5 million shares of Company Common Stock and had issued an open letter to the Board detailing its opposition to the Merger (the “Glazer Letter”).
On August 15, 2024, the Special Committee held a meeting attended by representatives of RLF and Centerview. During the meeting, the Special Committee members and their advisors discussed the Glazer Letter and potential responses thereto. Representatives of RLF and Centerview advised the Special Committee that it appeared that Glazer and other stockholders had bought into Squarespace following the announcement of the Original Merger Agreement and may be pursuing an “arbitrage” strategy with respect to the transaction. The Special Committee also discussed the potential impact of public stockholder opposition to the proposed transaction with Permira, including the possibility that Permira could determine to offer a higher price if a substantial number of stockholders were not willing to approve the merger at the current price. The Special Committee also reviewed the definitive proxy statement and approved the filing of the definitive proxy statement in substantially the form provided to the Special Committee at the meeting.
On August 22, 2024, the definitive proxy statement with respect to the Merger and Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by Parent, Purchaser and Squarespace with respect to the transactions contemplated by the Original Merger Agreement (including all exhibits and any amendments or supplements thereto, the “Schedule 13E-3”) were filed with the SEC. Squarespace also commenced mailing the definitive proxy statement and form of proxy card to Squarespace stockholders on or about August 22, 2024.
At various points following the initial announcement of the transaction, the Board and the Special Committee were informed of, or discussed with their respective advisers, stockholder feedback regarding the transaction.
Following the filing of the definitive proxy statement, representatives of Innisfree M&A Incorporated (“Innisfree”), Squarespace’s proxy solicitor in connection with the Special Meeting, engaged in discussions and conducted outreach to Squarespace stockholders in an effort to solicit stockholder votes in favor of the adoption of the Original Merger Agreement at the Special Meeting during which stockholders provided feedback regarding the transaction. Throughout August 2024, the closing stock price of Squarespace’s Class A Shares was consistently above $44.00 per share. Innisfree noted in discussions with Squarespace management and other advisors to Squarespace and the Special Committee that it may be difficult to obtain the necessary stockholder approval to adopt the Original Merger Agreement at the Special Meeting if Squarespace’s Class A Shares continued to trade above the deal price.
On August 28, 2024, the Special Committee acted by unanimous written consent to adopt resolutions approving certain amendments to the support agreements entered into by Mr. Casalena and the General Atlantic Rollover Stockholder. These amendments as well as amendments to certain other documents entered into by and among Permira, Mr. Casalena, Accel and the General Atlantic Rollover Stockholder in connection with the Original Merger Agreement were subsequently disclosed on Amendment No. 4 to the Schedule 13E-3, which was filed with the SEC on August 30, 2024.
On August 30, 2024, representatives of Centerview had a discussion with representatives of JPM about the possibility of seeking a revised proposal from Permira.
On September 1, 2024, Mr. Fleisher met with representatives of Centerview and RLF to discuss the possibility of seeking a revised proposal from Permira. On the same day, Mr. Casalena and Mr. Fleisher had a call to discuss the status of the transaction with Permira as well as process and timing considerations with respect to potential engagement with Permira regarding modifications to the proposed Merger. During the call, they determined that Mr. Casalena would contact Permira and that Mr. Fleisher would have Centerview contact representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), Permira’s financial advisor, to discuss the possibility that Permira would submit a revised proposal. Thereafter, Mr. Fleisher directed Centerview to contact Goldman Sachs, and Mr. Casalena had discussions with a representative of Permira regarding the status of the transaction and potential modifications to the proposed Merger. The representative of Permira noted to Mr. Casalena that Permira was not institutionally supportive of a price increase at that time and believed such support would be difficult to obtain internally.
Consistent with Mr. Fleisher’s directions, representatives of Centerview had discussions on September 1, 2024 and September 2, 2024 with representatives of Goldman Sachs regarding the likelihood of the merger not being approved at the current price. Thereafter, representatives of Goldman Sachs discussed their conversation with Centerview with representatives of Permira.

On September 3, 2024, Mr. Fleisher met separately with the other members of the Special Committee, Ms. Montgomery and Mr. Klein, to update them with respect to the status of the transaction and discussions with Permira regarding potentially submitting a revised proposal. Also on September 3, 2024, Mr. Fleisher, Mr. Casalena and representatives of Squarespace management, Skadden, RLF and Innisfree held a meeting, during which they discussed the likelihood of obtaining the necessary stockholder approval to adopt the Original Merger Agreement at the Special Meeting if Institutional Shareholder Services Inc. (“ISS”) recommended that Squarespace stockholders vote against the transaction.
During the week of September 2, 2024, Mr. Casalena and representatives of Permira, General Atlantic and Accel met to discuss their respective willingness to support potential modifications to the proposed Merger. The representatives of Permira noted that Permira was not institutionally supportive of a price increase and believed such support would be difficult to obtain internally.
On the morning of September 5, 2024, following discussions with Squarespace and RLF, a representative of Skadden contacted a representative of Latham & Watkins asking about Permira submitting a revised proposal. The representative of Latham & Watkins stated that no revised proposal had been approved by Permira but acknowledged the matter was subject to ongoing discussion.
Later on September 5 and in the morning on September 6, 2024, representatives of Skadden and RLF further discussed with a representative of Latham & Watkins the possibility of Permira submitting a revised proposal. During those discussions, Latham & Watkins noted that there was no update to Permira’s position.
Later on September 6, 2024, ISS published a report recommending that stockholders vote against the proposal to adopt and approve the Original Merger Agreement. As noted in the report, ISS did not meet with Squarespace prior to publishing its report.
Squarespace’s Class A Shares closed trading on September 6, 2024 at $45.30 per share. After the close of the trading day on September 6, 2024, representatives of Goldman Sachs informed representatives of Centerview that the Special Committee could expect to receive a revised proposal from Permira later that day.
Later on September 6, 2024, Permira submitted a revised proposal (the “Revised Proposal”) contemplating that (A) the Original Merger Agreement would be amended and restated to (i) increase the consideration to be paid for each share of capital stock of Squarespace from $44.00 to $46.50 and (ii) restructure the transaction such that the Merger would be affected following a first-step tender offer in accordance with Section 251(h) of the DGCL, and (B) a mutually-agreeable investor presentation with respect to the revised transaction would be publicly filed on September 9, 2024 before market open. The Revised Proposal also noted that it was Permira’s best and final proposal and that Permira would require any announcement of the Revised Proposal, if accepted by Squarespace, to note that such proposal was “best and final.” Later that day, representatives of RLF, Skadden and Latham & Watkins met to discuss the terms of the A&R Merger Agreement. During discussions, representatives of Latham & Watkins noted that Permira wanted to structure the transaction as a first-step tender offer followed by a merger because (i) given the volume of trading in Squarespace Common Stock since the August 19th record date for the Special Meeting, the opportunity to vote no longer resided with some of the current stockholders of Squarespace, (ii) setting a new date for a stockholder meeting would very likely extend closing longer than it would take to close the Offer and (iii) the Revised Proposal was Permira’s “best and final” offer and Permira wanted to take the Revised Proposal directly to Squarespace’s stockholders.
On September 7, 2024, representatives of Latham & Watkins provided an initial draft of the A&R Merger Agreement to Skadden and RLF. As contemplated by the Revised Proposal, the A&R Merger Agreement provided for an increased purchase price of $46.50 per share and contemplated that the Merger would be consummated following a first-step tender offer in accordance with Section 251(h) of the DGCL. The A&R Merger Agreement also provided for an increase to the termination fees payable by Squarespace (from $198,700,000 in the Original Merger Agreement to $210,493,094.39) and Permira (from $231,816,666.67 in the Original Merger Agreement to $245,575,276.79) under certain circumstances, which increase was proportionate to the increase in the purchase price. The A&R Merger Agreement provided that the closing of the tender offer would be conditioned upon, among other things, a majority of the outstanding shares of Company Common Stock held by the Unaffiliated Company Stockholders being tendered in the Offer and the Buyer Parties had irrevocably committed that such condition was not waivable. Later that day, representatives of Skadden and RLF provided comments on the A&R Merger Agreement to Latham & Watkins that clarified that any waivers or consents given by Squarespace under the new tender offer provisions would first need to be approved by the Special Committee.

On the morning of September 8, 2024, the members of the Special Committee met in executive session to discuss the Revised Proposal. During the meeting, Mr. Fleisher provided the Special Committee with an overview of the Revised Proposal and the Special Committee members discussed the Revised Proposal.
Later on September 8, 2024, the Special Committee held a meeting attended by representatives of RLF and Centerview. Representatives of RLF provided the members of the Special Committee with a summary of the key terms of the A&R Merger Agreement and the discussions that had occurred between the parties with respect to the A&R Merger Agreement. A representative of RLF advised the Special Committee regarding the Special Committee members’ fiduciary duties in connection with considering the A&R Merger Agreement. The Special Committee reviewed the updated relationship disclosures provided by Centerview to the Special Committee in advance of the meeting, which are disclosed below in the section caption “Item 4—Opinion of Centerview.” A representative of Centerview also reviewed the key financial terms of the A&R Merger Agreement, including the increased price of $46.50 per share. A representative of Centerview provided an overview of the financial analyses conducted by Centerview with respect to the consideration to be received by the Unaffiliated Company Stockholders in the proposed transactions. A Centerview representative reported that Centerview’s financial analysis utilized long-range financial projections prepared by Squarespace’s management that had been updated to remove the cash flows previously expected to be produced by Tock LLC given the pendency of the sale of Tock LLC. A Centerview representative noted that other than the updates to the management long-range financial projections to account for the sale of Tock LLC, such projections remained identical to those that were previously approved and authorized by the Special Committee for use by Centerview in its financial analysis. After further discussion and due consideration, the Special Committee members approved and ratified Centerview’s use of the updated long-range financial projections for 2024 through 2029. For more information regarding the long-range financial projections, please see the section of this Schedule 14D-9 captioned “Item 4—Certain Unaudited Prospective Financial Information.” After this discussion, and after the representatives of Centerview reviewed with the Special Committee Centerview’s financial analysis, upon request by the Special Committee, a representative of Centerview rendered to the Special Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated September 8, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the Offer Price to be paid to the Unaffiliated Company Stockholders (other than as specified in such opinion) pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders. For a more detailed discussion of Centerview’s opinion, please see the section entitled Item 4—Opinion of Centerview”. After further discussion, the Special Committee unanimously approved and adopted resolutions (i) authorizing and approving the A&R Merger Agreement, (ii) declaring the A&R Merger Agreement to be advisable, fair to, and in the best interests of Squarespace and its stockholders, including the Unaffiliated Company Stockholders and (iii) recommending that the Board approve the A&R Merger Agreement and recommend that the Unaffiliated Company Stockholders accept the Offer and sell all of their outstanding shares of Company Common Stock at the Offer Price and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(C) hereto.
Later on September 8, 2024, following the conclusion of the meeting of the Special Committee, the Board held a meeting attended by members of Squarespace management and representatives of Skadden, JPM, RLF, Centerview and Innisfree. During the meeting, Mr. Fleisher provided the Board with an overview of the Special Committee’s recommendation with respect to the A&R Merger Agreement. Representatives of Centerview informed the Board that Centerview updated its financial analysis, which was presented to the Special Committee, and that Centerview had rendered a fairness opinion to the Special Committee. Representatives of Skadden provided a summary of the A&R Merger Agreement and the proposed changes to the other transaction documents that would be made in connection with the A&R Merger Agreement, which had been provided to the Board prior to the meeting. Representatives of Skadden then reviewed the Board’s fiduciary duties in considering the proposed transactions and the Special Committee’s recommendation, including fiduciary duties under Delaware law. After further discussion, the Board adopted resolutions approving the A&R Merger Agreement and the other transaction documents and recommending that the Squarespace stockholders accept the Offer and tender their shares of Company Common Stock to Purchaser pursuant to the Offer. The Board further authorized the execution and filing of the A&R Merger Agreement and appropriate securities laws filings and regulatory filings to be made in connection therewith. The materials that were presented by representatives of Centerview at this meeting are filed as Exhibit (a)(5)(C) hereto.

On September 9, 2024, the parties executed the A&R Merger Agreement and the other transaction documents related thereto before market open and Squarespace issued a press release announcing entry into the A&R Merger Agreement. Later that day, Squarespace filed a Form 8-K and Schedule 14D-9 with respect to the A&R Merger Agreement.
As of the date of this Schedule 14D-9, the Special Committee has not been disbanded.
Transaction Details
Under the terms of the agreement, which was unanimously approved and recommended by an independent Special Committee and then unanimously approved by the Squarespace Board of Directors, Squarespace shareholders will receive $46.50 in cash for each share of common stock they own.
In response to receipt of unsolicited acquisition interest, Squarespace engaged in a robust process, including evaluating transaction alternatives against Squarespace’s standalone plan and other strategic alternatives. Following this process, the Special Committee and the Board each unanimously determined that the transaction with Purchaser is in the best interests of Squarespace and its shareholders.
The transaction is expected to close in October 2024, subject to customary closing conditions including satisfaction of the Minimum Condition. Upon completion of the transaction, Squarespace will become a privately held company and shares of Squarespace common stock will no longer be listed on any public market. Squarespace will continue to be headquartered in New York, New York.

Squarespace’s Reasons for the Offer and the Merger; Recommendation of the Special Committee and the Squarespace Board
Recommendation of the Special Committee
In evaluating the A&R Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Special Committee consulted with its independent financial advisor, Centerview, and its independent legal advisor, RLF, and, where appropriate, with members of Squarespace management. At the conclusion of its review, the Special Committee unanimously (1) determined that the A&R Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of Squarespace and its Unaffiliated Company Stockholders; and (2) recommended that the Squarespace Board approve and adopt the A&R Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommend that the Squarespace stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In addition, the Special Committee believes that the Offer and the Merger are substantively and procedurally fair to Squarespace’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 of the Exchange Act. The Special Committee did not assess whether the “rollover” provisions of the Tender and Support Agreements with the Rollover Stockholders are advisable, fair to and in the best interests of the Rollover Stockholders.
In the course of reaching its determination and making its recommendations, the Special Committee considered the following non-exhaustive list of material factors, which are not presented in any relative order of importance and each of which the Special Committee viewed as being generally supportive of its determination and recommendations to the Squarespace Board:
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Solicitation Process Prior to Original Merger Agreement. The Special Committee’s process for soliciting and responding to offers from potential bidders in an effort to obtain the best value reasonably available to the Unaffiliated Company Stockholders, including the fact that eight parties (including Permira) were contacted in such process to solicit interest in a potential transaction with Squarespace, seven of which entered into non-disclosure agreements with Squarespace and were provided with an opportunity to conduct due diligence, including reviewing the estimated projections of Squarespace’s financial performance. In addition, management diligence sessions were conducted with five parties (including Permira), during which members of Squarespace management reviewed estimated projections, Squarespace’s long-range plan and other diligence information regarding Squarespace (as described in the section of this Schedule 14D-9 captioned “—Background of the Offer and the Merger”). The Special Committee also considered conducting outreach to strategic acquirers, but ultimately determined not to do so because it determined that it was unlikely that a strategic buyer would be willing to engage in a transaction with Squarespace given that such parties had never before contacted Squarespace about a potential transaction, coupled with Mr. Casalena’s desire to maintain a significant equity stake in and control of the day-to-day management of Squarespace following a potential transaction. The Special Committee also considered the fact that, by the initial bid deadline of April 26, 2024, the Special Committee had only received a proposal from one bidder (Permira) and each of the other financial sponsors had withdrawn from the process (as described in the section of this Schedule 14D-9 captioned “—Background of the Offer and the Merger”).

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Potential Strategic Alternatives. The assessment of the Special Committee that none of the possible alternatives to the Transactions (including continuing to operate Squarespace as a stand-alone public company or pursuing a different transaction, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Unaffiliated Company Stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for Squarespace to create greater value for the unaffiliated security holders, taking into account execution risks as well as business, financial, industry, competitive and regulatory risks. The Special Committee also considered the fact that, on September 6, 2024, Permira Portfolio Management Limited (which we refer to as “Permira”) indicated that its offer was its best and final offer and that the Special Committee had not received a proposal from any party other than Permira. Prior to entry into the Original Merger Agreement, in consultation with Centerview and RLF, the Special Committee assessed the potential benefits of re-soliciting the parties previously involved in the process or soliciting additional parties, to determine interest in a potential acquisition of Squarespace and determined that the benefits of doing so were outweighed by the risks, including the risk that further outreach could cause Permira to lower its proposed price or change the other terms of its proposal, rescind its proposal or dampen its interest in acquiring Squarespace, the potential for media leaks and the consequences thereof on Squarespace and its business, suppliers, customers and employees and any sales process and the low probability that a superior proposal would emerge from soliciting other potential acquirers. The Special Committee also considered the fact that the A&R Merger Agreement permits Squarespace to enter into discussions or negotiations with any person that makes an unsolicited acquisition proposal and/or furnish to any such person non-public information relating to Squarespace pursuant to a confidentiality agreement to which Squarespace is a party containing terms no less restrictive in any material respect on Squarespace’s counterparty (and its affiliates and representatives) than those contained in the Confidentiality Agreement between Permira and Squarespace (an “Acceptable Confidentiality Agreement”) if the Special Committee determines in good faith (after consultation with its financial advisor and legal counsel) that (i) such proposal constitutes, or is reasonably expected to lead to, any bona fide written inquiry, indication of interest, request for information, offer or proposal, other than by the Buyer Parties relating to a direct or indirect purchase or merger (which we refer to as “Acquisition Proposals”) that was not solicited in breach of the A&R Merger Agreement, on terms that the Special Committee has determined in good faith (after consultation with its financial advisor and outside legal counsel) to be reasonably likely to be consummated in accordance with its terms, and if consummated, would be more favorable, from a financial point of view, to the Unaffiliated Company Stockholders (in their capacity as such) than the Transactions (which we refer to as a “Superior Proposal”) and (ii) failure to take such actions would be inconsistent with its fiduciary duties, subject to certain restrictions and procedures imposed by the A&R Merger Agreement (as described in the section of this Schedule 14D-9 captioned “the A&R Merger Agreement—Solicitation of Other Offers”). The Special Committee also considered the fact that since the public announcement of the Original Merger Agreement on May 13, 2024, no third party had submitted a proposal to acquire Squarespace.
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Certainty of Value. The consideration to be received by the unaffiliated security holders in the Offer and the Merger consists entirely of cash, which provides the unaffiliated security holders certainty of value and immediate liquidity at an attractive price measured against the ongoing business and financial execution risks of Squarespace’s business plan and its continued operations as a stand-alone public company and allows the unaffiliated security holders to realize that value immediately upon the consummation of the Transactions, while eliminating long-term business and execution risk. In that regard, the Special Committee noted that the amount of cash to be received for each outstanding share of Squarespace Common Stock is fixed and will not be reduced if the share price of Squarespace stock declines prior to the Effective Time.

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Best Value Reasonably Obtainable. The belief of the Special Committee that the Per Share Price represented Permira’s best and final offer and the best value that Squarespace could reasonably obtain for the Shares from Permira, taking into account (1) Permira’s statements and reputation as a financial sponsor; (2) the Special Committee’s assessment, which included consultation with its financial advisor, Centerview, that other parties did not have sufficient interest in, or capability to, acquire Squarespace at a higher price, including based on the regulatory, financing and other execution risks applicable to each party; and (3) the Special Committee’s familiarity with the business, operations, prospects, business strategy, assets, liabilities and general financial condition of Squarespace on a historical and prospective basis and its assessment of associated risks, including execution risks with respect to Squarespace’s business plan. The Special Committee believed that, after negotiations at the direction of the Special Committee and with the assistance of experienced independent legal and financial advisors, the Special Committee obtained the best terms and highest price that Permira or any other financial sponsor whom the Special Committee had solicited interest from was willing to pay for a transaction with Squarespace, pursuant to a thorough process and that further negotiations were not likely to result in a higher price than the Per Share Price. In addition, the Special Committee believed that, measured against the longer-term execution risks for Squarespace’s business plan described above, the Per Share Price reflects a fair and favorable price for the Shares. The Special Committee also considered that the Per Share Price constitutes a significant premium, including (1) a premium of approximately 47% to the closing price of the Squarespace Common Stock on February 13, 2024 of $31.61 per share, the date on which Permira submitted its initial indication of interest; (2) a premium of approximately 22% over Squarespace’s closing stock price of $38.19 on May 10, 2024 (the last trading day prior to public announcement of the Original Merger Agreement); (3) a premium of approximately 36% to Squarespace’s 90-day volume weighted average trading price on May 10, 2024; (4) a premium of approximately 49% to Squarespace’s 52-week volume weighted average closing price on May 10, 2024; and (5) a premium of approximately 70% to Squarespace’s two-year volume weighted average closing price on May 10, 2024; and (6) a premium of 5.7% to the $44.00 per share offered in the May Proposal and included in the terms of Original Merger Agreement. The Special Committee also considered that there may be limited alternatives to provide a premium or liquidity to the Unaffiliated Company Stockholders given that Mr. Casalena controls a majority in voting power of Squarespace’s stock and expressed a strong desire to retain a substantial stake in Squarespace and have significant governance rights and control of the day-to-day management of Squarespace following any transaction.
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Speed and Likelihood of Completion. The Special Committee considered the likelihood of completion of the Offer and the Merger in light of the terms of the A&R Merger Agreement and the conditions to consummating the Offer, including:

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The anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a tender offer for the Squarespace Common Stock pursuant to Section 251(h) of the DGCL, which, subject to the satisfaction or waiver of the applicable conditions set forth in the A&R Merger Agreement, permits the consummation of the Offer and the Merger in a rapid manner.

○	The fact that a portion of the Shares were held by Squarespace stockholders who could not vote at the Special Meeting based on a record date of August 19, 2024.
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The belief that there are certain Squarespace stockholders that might want to tender into the Offer but could not vote in favor of the Original Merger Agreement because of institutional policies regarding proxy advisor vote recommendations, which recommendations do not apply to tender offer structures.

○	The conditions to the Offer and the Merger contained in the A&R Merger Agreement, which are limited in number and scope.
○	The limited rights of Permira to extend the Offer.
○	The fact that the regulatory approvals required pursuant to the HSR Act and under all other applicable antitrust laws have already been received.
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Loss of Opportunity. In approving the A&R Merger Agreement, the possibility that, if the Special Committee declined to recommend that the Squarespace Board approve the A&R Merger Agreement, (1) the Original Merger Agreement may have been approved by the stockholders, resulting in the Squarespace stockholders receiving $44.00 per share rather than having an opportunity to receive the increased price of $46.50 per share and (2) there may not be another opportunity for the Unaffiliated Company Stockholders to receive a comparably priced offer of $46.50 with a comparable level of closing certainty for their Shares under the A&R Merger Agreement. The Special Committee also considered Permira’s position that the September 6, 2024, offer was its best and final offer (as described in the section of this Schedule 14D-9 captioned “—Background of the Offer and the Merger”), and that Permira had been the most engaged potential bidder throughout the Special Committee’s process and the only potential bidder that submitted an offer. From January 2022 through May 10, 2024 (the last trading day prior to public announcement of the A&R Merger Agreement), Squarespace’s closing stock price had never exceeded $38.19 and had always maintained a range of $18.85 to $38.19.

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Financial Condition, Results of Operations and Prospects of Squarespace; Risks of Execution. The Special Committee considered the current, historical and projected financial condition, results of operations and business of Squarespace, as well as Squarespace’s prospects and risks if it were to remain a stand-alone public company. The Special Committee considered Squarespace’s then-current business plan, including management’s then-current estimated projections of Squarespace’s financial prospects, as reflected in the Unaudited Prospective Financial Information (as defined in the section of this Schedule 14D-9 captioned “—Certain Unaudited Prospective Financial Information—Projections.”). The Special Committee also considered Squarespace’s then-current business plan and the potential opportunities and risks to achieving the business plan, including, among other things: (1) the nature of the website design and management platform business, and the business of providing websites, domains and emails, on both historical and prospective bases; and (2) Squarespace’s relationship with its customers and vendors. The Special Committee considered the assumptions underlying the business plan, as well as the estimated projections of Squarespace’s financial prospects, all as reflected in the Unaudited Prospective Financial Information.

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Opinion of Centerview. The opinion of Centerview rendered to the Special Committee, which was subsequently confirmed by delivery of a written opinion dated September 8, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or the Per Share Price to be paid to the Unaffiliated Company Stockholders (other than as specified in such opinion) pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders (as more fully described below in the section entitled “—Opinion of Centerview”) (the Special Committee considered the Unaffiliated Company Stockholders (other than as specified in such opinion) to be situated substantially similarly to the “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act).

•	Recommendation of Institutional Shareholder Services. The recommendation of ISS that that stockholders vote against the proposal to adopt and approve the Original Merger Agreement.
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Likelihood of Adoption of the Original Merger Agreement. The Special Committee’s belief that it may be difficult to obtain the necessary stockholder approval to adopt the Original Merger Agreement at the Special Meeting in light of the fact that Squarespace’s Class A Shares had consistently traded above the deal price throughout August and that ISS had recommended that stockholders vote against the proposal to adopt the Original Merger Agreement.

•	Negotiations with Permira and Terms of the A&R Merger Agreement. The terms and conditions of the A&R Merger Agreement, which was the product of arm’s-length negotiations, including:
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That the closing of the Offer would be conditioned upon, among other things, a majority of the outstanding Shares held by the Unaffiliated Company Stockholders being tendered in the Offer. This condition is in addition to the conditions otherwise required under Delaware law under Section 251(h) of the DGCL, and it ensures that if the Merger is ultimately consummated, it will have been supported by the Unaffiliated Company Stockholders and a substantial majority of Squarespace’s stockholders.

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Squarespace’s ability, under certain circumstances, to enter into discussions with, furnish information to, and conduct negotiations with, third parties submitting unsolicited alternative Acquisition Proposals if the Special Committee determines in good faith (after consultation with its financial advisor and legal counsel) that the proposal(s) constitutes, or is reasonably expected to lead to a Superior Proposal.

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The Special Committee’s belief that if any other parties exist that are motivated and interested in acquiring Squarespace and are willing and able to make a superior proposal, the terms of the A&R Merger Agreement would be unlikely to deter such third parties from making such a Superior Proposal.

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The ability of the Squarespace Board, acting upon the recommendation of the Special Committee, and the Special Committee’s ability, in each case under certain circumstances, to change, withdraw or modify the recommendation that Squarespace’s stockholders (including the Unaffiliated Company Stockholders) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

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The Squarespace Board’s ability, acting upon the recommendation of the Special Committee, under certain circumstances, to terminate the A&R Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal. In that regard, the Special Committee believed that the termination fee payable by Squarespace in such instance in accordance with the terms of the A&R Merger Agreement was reasonable, consistent with or below similar fees payable in comparable transactions, and not preclusive of other potential offers.

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The remedies available to Squarespace under the A&R Merger Agreement in the event the Merger is not consummated, including monetary damages and the ability of Squarespace to seek specific performance of Permira’s obligations under the A&R Merger Agreement, as well as the fact that Squarespace’s right to seek specific performance is not conditioned on the availability of any financing.

○	The terms of (1) the Second Amended and Restated Commitment Letter entered into by Blue Owl Capital Corporation and Parent, which commits the debt sources to lend a portion of the amounts needed by Parent to fund the transaction, and (2) the Equity Commitment Letters, which commit the Equity Investors to invest the balance of the amounts needed by Parent to fund the transaction (including Squarespace’s third-party beneficiary rights to enforce the Equity Investors’ equity commitments under the Equity Commitment Letters in accordance with their terms and the terms of the A&R Merger Agreement).
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The terms of the A&R Merger Agreement provide Squarespace with sufficient operating flexibility to conduct its business in the ordinary course until the earlier of the consummation of the Merger or the termination of the A&R Merger Agreement.

•	Reasonable Likelihood of Consummation. The belief of the Special Committee that an acquisition by Permira has a reasonable likelihood of closing, based on, among other matters:
○	the limited conditions to Permira’s obligation to consummate the Merger as provided by the A&R Merger Agreement, including the absence of a financing condition;
○	the fact that all required regulatory approvals have been obtained;
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the fact that the Rollover Stockholders (who collectively hold over 90% of the voting power of Squarespace’s outstanding stock) have duly executed and entered into those certain Tender and Support Agreements, pursuant to which they agreed to, among other things, contribute, sell or otherwise transfer their Shares to the direct or indirect parent company of Parent pursuant to the Offer subject to the terms and conditions set forth therein;

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the fact that Permira had increased its offer price three times since making its original indication of interest prior to entering into the Original Merger Agreement and again prior to entering into the A&R Merger Agreement;

○	Squarespace’s ability to specifically enforce Permira’s obligations under the A&R Merger Agreement in accordance with its terms; and
○	Permira’s business reputation and financial resources, which provided the Special Committee comfort that Permira would be able to consummate the transaction.
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Appraisal Rights. Squarespace’s stockholders have the right to exercise their statutory appraisal rights under Section 262 of the DGCL and receive payment of the fair value of their Shares in lieu of tendering their Shares into the Offer, subject to and in accordance with the terms and conditions of the A&R Merger Agreement and the DGCL, unless and until any such Squarespace stockholder fails to perfect or effectively withdraws or loses such holder’s rights to appraisal and payment under the DGCL.

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Current and Historical Market Prices. The current and historical market prices of Squarespace Common Stock, taking into account the trading price of Squarespace’s stock relative to those of other industry participants and general market indices and current industry, regulatory, economic and market conditions, trends and cycles.

The Special Committee also considered a number of factors relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Transactions and to permit the Special Committee to represent effectively the interests of the Unaffiliated Company Stockholders. In light of such procedural safeguards, the Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the Unaffiliated Company Stockholders for purposes of negotiating the terms of the A&R Merger Agreement or preparing a report concerning the fairness of the A&R Merger Agreement and the Transactions. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Transactions to Squarespace’s unaffiliated stockholders:
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Independence. The Special Committee is comprised of directors who are independent (for purposes of serving on the Special Committee), disinterested and not affiliated with, and are independent of, Permira or any of the potential participants in a potential acquisition of Squarespace (including Mr. Casalena, General Atlantic and Accel) and who are otherwise disinterested and independent with respect to a potential acquisition of Squarespace, other than as discussed in the sections captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and its Executive Officers, Directors and Affiliates” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation”;
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Negotiating Authority and Procedural Safeguards. The fact that the Special Committee adopted “Rules of the Road” at the outset of the Special Committee’s strategic review process that set forth certain process rules applicable to the Squarespace Board, the Special Committee, senior management and their advisors and were intentionally structured to ensure that the Special Committee and its advisors would lead the strategic review process. In accordance with the Rules of the Road, (1) the Special Committee and its advisors led the strategic review process, (2) members of management, Squarespace and its advisors regularly consulted with the Special Committee, Michael Fleisher, as Special Committee Chair, and the Special Committee’s advisors to receive direction therefrom with respect to the strategic review process, and (3) members of management followed the Special Committee’s directives with respect to discussions, presentations, negotiations and communications with potential bidders.

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Prior Special Committee Recommendation Required. The Squarespace Board was not permitted to approve any potential acquisition of Squarespace (including a potential acquisition of Squarespace that also included a transaction or series of transactions in which one or more significant stockholders of Squarespace had an interest that was in addition to, and/or different from, the interests of Squarespace’s stockholders as a whole) or recommend for approval any such transactions by Squarespace’s stockholders without a prior favorable recommendation of the transaction by the Special Committee.

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Active Involvement and Oversight. The twenty-four meetings held by the Special Committee over a seven-month period (usually with its legal and financial advisors present) to discuss and evaluate, among other things, the process for exploring a potential strategic transaction and the proposals from Permira, and the Special Committee’s active oversight of the negotiation process. The Special Committee was actively engaged in this process on a regular basis and was provided with full access to Squarespace management and its advisors in connection with the evaluation process.

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Independent Advice. The Special Committee selected and engaged its own independent legal advisor (RLF) and financial advisor (Centerview) and received the advice of such advisors throughout its review, evaluation and negotiation of a potential acquisition of Squarespace.

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Full Knowledge. The Special Committee made its evaluation of a potential acquisition of Squarespace by Permira based upon the factors discussed in this Schedule 14D-9 and with the full knowledge of the interests of the Rollover Stockholders in the transaction.

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No Obligation to Recommend. The recognition by the Special Committee that it had no obligation to recommend to the Squarespace Board the approval of the A&R Merger Agreement, the Transactions or any other transaction and had the authority to reject any proposals made.

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Unaffiliated Company Stockholder Approval. The A&R Merger Agreement provides that the closing of the Offer is subject to certain conditions, including a majority of the outstanding Shares held by the Unaffiliated Company Stockholders being tendered in the Offer. In addition, because Casalena, General Atlantic and Accel are rolling over or reinvesting portions of their equity in the Merger, and will therefore be treated differently vis-à-vis other Squarespace stockholders in the Merger, the A&R Merger Agreement is also conditioned upon (1) a majority in voting power of the number of shares of Class B Common Stock outstanding being validly tendered subject to the terms of the A&R Merger Agreement and in accordance with Section 251(h) of the DGCL, and (2) a majority in voting power of the number of shares of Class A Common Stock being validly tendered subject to the terms of the A&R Merger Agreement and in accordance with Section 251(h) of the DGCL.

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following non-exhaustive list of countervailing factors and risks concerning the A&R Merger Agreement and the Transactions, which are not presented in any relative order of importance:
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No Stockholder Participation in Future Growth or Earnings. The nature of the Transactions as a cash transaction means that the Unaffiliated Company Stockholders will not participate in Squarespace’s future earnings or growth and will not benefit from any appreciation in value of Squarespace. The Special Committee considered the other potential alternative strategies available to Squarespace as a stand-alone public company, which, despite significant uncertainty, had the potential to result in a more successful and valuable company.
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No-Shop Restrictions. The restrictions in the A&R Merger Agreement on Squarespace’s ability to solicit competing transactions (subject to certain exceptions to allow the Squarespace Board, acting upon the recommendation of the Special Committee, or the Special Committee, to exercise their respective fiduciary duties to negotiate with parties who submit an unsolicited Acquisition Proposal and, in the case of the Squarespace Board, acting upon the recommendation of the Special Committee, to accept a Superior Proposal, and then only upon the payment of a termination fee by Squarespace to Permira). The Special Committee was also aware that the interests of Casalena, General Atlantic and Accel in the Transactions would likely be considered by third parties in evaluating whether to make Superior Proposals.

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Risk Associated with Failure to Consummate the Transactions. The possibility that the Transactions might not be consummated, and if it is not consummated, that: (1) Squarespace’s directors, management team and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of Squarespace during the pendency of the Transactions; (2) Squarespace will have incurred significant transaction and other costs; (3) Squarespace’s continuing business relationships with customers, business partners and employees may be adversely affected, which could include the loss of key personnel; (4) the trading price of Squarespace’s stock could be adversely affected; (5) the contractual and legal remedies available to Squarespace in the event of the breach or termination of the A&R Merger Agreement may be insufficient, costly to pursue, or both; and (6) the failure of the Merger to be consummated could result in an adverse perception among our customers, potential customers, employees and investors about Squarespace and its prospects.

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Regulatory Risks. The possibility that regulatory agencies may delay, object to, challenge or seek to enjoin the Merger, or may seek to impose terms and conditions on their approvals that are not acceptable to Permira, notwithstanding its obligations under the A&R Merger Agreement.

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Impact of Interim Restrictions on Squarespace’s Business Pending the Completion of the Transactions. The restrictions on the conduct of Squarespace’s business prior to the consummation of the Transactions, including covenants that Squarespace use its reasonable best efforts to operate in the ordinary course of business and refrain from taking certain actions without Permira’s consent, which may delay or prevent us from undertaking strategic initiatives before the completion of the Transactions that, absent the A&R Merger Agreement, we might have pursued, or from taking certain actions aimed at incentivizing and retaining our employees.

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Effects of the Transactions Announcement. The continued possible effects of the public announcement of the Transactions, including the: (1) effects on our employees, customers, operating results and stock price; (2) impact on our ability to attract and retain key management, sales and marketing, and technical personnel; and (3) potential for additional litigation in connection with the Transactions.

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Termination Fee Payable by Squarespace. The requirement that Squarespace pay Permira a termination fee of $210,493,094.39 (representing approximately 3.0% of the equity value implied by the Transactions) under certain circumstances following termination of the A&R Merger Agreement, including if Squarespace terminates the A&R Merger Agreement to accept a Superior Proposal or if Permira terminates the A&R Merger Agreement because the Special Committee changes its recommendation (as further described in this Schedule 14D-9 under the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—The A&R Merger Agreement”). The Special Committee considered the potentially discouraging impact that this termination fee could have on a third party’s interest in making an unsolicited competing Acquisition Proposal to acquire Squarespace.

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Cap on Permira Liability. That the A&R Merger Agreement provides that the maximum aggregate liability of Permira for breaches under the A&R Merger Agreement will not exceed, in the aggregate for all such breaches, an amount equal to the sum of the Parent Termination Fee (as defined in the A&R Merger Agreement), reimbursement of expenses in connection with Legal Proceedings (as defined in the A&R

Merger Agreement) to enforce payment of the Parent Termination Fee (as defined in the A&R Merger Agreement) and interest, up to a cap of $20 million, and reimbursement of expenses and payment of indemnities in connection with Debt Financing (as defined in the A&R Merger Agreement).
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Taxable Consideration. The receipt of cash in exchange for the Shares in the Transactions will be a taxable transaction for U.S. federal income tax purposes for many of the unaffiliated security holders.

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Interests of Squarespace’s Directors and Executive Officers. The interests that Squarespace’s directors and executive officers may have in the Transactions, which may be different from, or in addition to, those of the other unaffiliated security holders, as further described in the sections captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and its Executive Officers, Directors and Affiliates” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” in this Schedule 14D-9.

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Interests of Certain Significant Stockholders in the Transactions. Casalena, GA SQRS II and Accel will participate in the transaction through an equity rollover or reinvestment of a portion of their equity interests in Squarespace. As a result, Casalena, General Atlantic and Accel will be able to participate in the future growth or earnings of the post-closing company with respect to that portion of their equity that they are rolling over or reinvesting in the post-closing entity.

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Obligations of Certain Significant Stockholders. The Casalena Parties, GA SQRS II and the Accel Parties are each party to certain Tender and Support Agreements with Squarespace and Permira, pursuant to which they agreed to, among other things, sell to the Buyer Parties all of their Shares (excluding any Rollover Shares) subject to the terms and conditions set forth therein, respectively, and that those obligations do not automatically terminate in the event that the Special Committee, or the Squarespace Board, acting upon the recommendation of the Special Committee, modifies, changes or withdraws Squarespace’s recommendation with respect to the Offer.

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Transaction Costs. Squarespace has incurred and will incur substantial costs in connection with the transactions contemplated by the A&R Merger Agreement, even if such transactions are not consummated.

The Special Committee concluded that the uncertainties, risks and potentially negative factors relevant to the A&R Merger Agreement and the Transactions were outweighed by the potential benefits of the A&R Merger Agreement and the Transactions.
Recommendation of the Squarespace Board
After considering the unanimous recommendation of the Special Committee and on the basis of the other factors described above, the Squarespace Board unanimously (1) determined that the A&R Merger Agreement is advisable, fair to, and in the best interests of Squarespace and its stockholders; (2) declared the A&R Merger Agreement and the consummation of the Transactions and the transactions contemplated thereby advisable; (3) approved the execution and delivery of the A&R Merger Agreement by Squarespace, the performance by Squarespace of its covenants and other obligations in the Transactions, and the consummation of the A&R Merger Agreement upon the terms and conditions set forth therein; (4) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the A&R Merger Agreement.
In addition, the Squarespace Board, on behalf of Squarespace, believes, based on the factors described below, that the Transactions are substantively and procedurally fair to the “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act. The Squarespace Board did not assess whether the “rollover” provisions of the Tender and Support Agreements with the Rollover Stockholders are advisable, fair to and in the best interests of the Rollover Stockholders.
In the course of reaching its determination and making its recommendations, the Squarespace Board considered the following non-exhaustive list of material factors and countervailing factors, which are not presented in any relative order of importance:
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Determinations of the Special Committee. The Special Committee’s analysis (as to both substantive and procedural aspects of the Transactions), conclusions and unanimous determination, which the Board adopted as its own, that the A&R Merger Agreement and the transactions contemplated thereby, including the Transactions, are advisable, fair to, and in the best interests of Squarespace and its unaffiliated stockholders. The Squarespace Board also considered the Special Committee’s unanimous recommendation that the Squarespace Board approve and adopt the A&R Merger Agreement and the transactions contemplated thereby, including the Transactions.
•
Procedural Protections. The procedural fairness of the Transactions, including that (1) it was negotiated by the Special Committee consisting solely of independent (for purposes of serving on the Special Committee) and disinterested directors who are not affiliated with, and are independent of, any of the potential counterparties to a potential acquisition of Squarespace (including the Rollover Stockholders) and were otherwise disinterested and independent with respect to a potential acquisition of Squarespace (including a potential acquisition of Squarespace that includes a transaction or series of transactions in which one or more significant stockholders of Squarespace have an interest that is in addition to, and/or different from, the interests of Squarespace’s stockholders as a whole), other than as discussed in the sections captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Squarespace and its Executive Officers, Directors and Affiliates” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation”; and (2) the Special Committee had the authority to select and engage, and was advised by, its own independent legal and financial advisors;

•	Minimum Condition for the Offer. The Offer is conditioned upon the satisfaction of the Minimum Conditions at the Expiration Time.
•	Other Factors Considered by the Special Committee. The other material factors and countervailing factors considered by the Special Committee and listed above.
The Squarespace Board concluded that the uncertainties, risks and potentially negative factors relevant to the A&R Merger Agreement and the Transactions were outweighed by the potential benefits of the A&R Merger Agreement and the Transactions.
The foregoing discussion of the information and factors considered by the Special Committee and by the Squarespace Board is not intended to be exhaustive and includes only the material factors considered. In light of the variety of factors considered by the Special Committee and by the Squarespace Board and the complexity of these factors, neither the Special Committee nor the Squarespace Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their respective determinations and recommendations. Moreover, each member of the Special Committee and of the Squarespace Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors, and the recommendations, determinations and approvals, where applicable, by the Special Committee and the Squarespace Board were based upon the totality of the information presented to, and considered by, the Special Committee and the Squarespace Board, respectively.
In the course of evaluating the A&R Merger Agreement and the transactions contemplated thereby, including the Transactions, and making the decisions, determinations and recommendations described above (as applicable), the Squarespace Board and the Special Committee did not consider the liquidation value of Squarespace because (1) they considered Squarespace to be a viable, going concern; (2) they believed that liquidation sales generally result in proceeds substantially less than sales of a going concern; and (3) they considered determining a liquidation value to be impracticable given the significant execution risk involved in any breakup of Squarespace. For the foregoing reasons, the Squarespace Board and the Special Committee did not consider liquidation value to be a relevant factor. Further, the Squarespace Board and the Special Committee did not consider Squarespace’s net book value, which is an accounting concept, as a factor because they believed (1) that net book value is not a material indicator of the value of Squarespace as a going concern but rather is indicative of historical costs and (2) net book value does not take into account the prospects of Squarespace, market conditions, trends in the industry in which Squarespace operates or the business risks inherent in the industry. In addition, the Squarespace Board and the Special Committee did not view the purchase prices paid in the transactions described in the section of the Proxy Statement captioned “Important Information Regarding Squarespace—Transactions in Squarespace Common Stock” (all of which were below the Per Share Price) to be relevant except to the extent that those prices indicated the trading price of the Squarespace Common Stock during the applicable periods. The Squarespace Board and the Special Committee believed at the time of entering into the A&R Merger Agreement that the trading price of the Shares at any given time represents the best available indicator of Squarespace’s going concern value at that time so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction. In addition, the Squarespace Board and the Special Committee considered the value of Squarespace as a going concern by taking into account the value of Squarespace’s current and anticipated business, financial condition, results of operations, prospects, and other forward-looking matters.
Other than as described in this Schedule 14D-9, the Squarespace Board has not received any firm offer by any other person during the prior two years for (1) a merger or consolidation of Squarespace with another company; (2) the sale or transfer of all or substantially all of Squarespace’s assets; or (3) a purchase of Squarespace’s securities that would enable such person to exercise control of Squarespace.
Intent to Tender
To Squarespace’s knowledge, after making reasonable inquiry, all of Squarespace’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer, or participate in the Rollover or the Share Sale with respect to, all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Certain Unaudited Prospective Financial Information
Other than in connection with its regular earnings press releases and related investor materials, Squarespace does not, as a matter of course, make public projections as to its long-term future financial performance, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Squarespace management regularly prepares and updates projections as to its future financial performance for internal use.
Projections
In April, 2024, in connection with the Special Committee’s review of strategic alternatives, Squarespace management prepared unaudited non-public prospective financial information of Squarespace, on a standalone basis without giving effect to the Transactions, for fiscal year 2024 through fiscal year 2027, which was reviewed by the Special Committee. Information containing projections for fiscal year 2024 through fiscal year 2027 was made available to potential counterparties to a strategic transaction, including Permira, in connection with their due diligence review of a potential transaction. Squarespace management later prepared additional unaudited non-public prospective financial information of Squarespace, on a standalone basis without giving effect to the Transactions, for fiscal year 2028 through fiscal year 2029, and including the projections for fiscal year 2024 through fiscal year 2027 previously made available to potential counterparties, for Centerview, the Special Committee’s financial advisor (the “April Projections”). In September, 2024, at the direction of the Board, Squarespace management prepared updated unaudited non-public prospective financial information of Squarespace, on a standalone basis without giving effect to the Transactions, for fiscal year 2024 through fiscal year 2029 (the “September Projections”, and together with the April Projections, the “Projections”). The Projections were provided to the Special Committee in connection with its evaluation of strategic alternatives and were approved by the Special Committee for use by Centerview in connection with its financial analyses. Unlike the April Projections, the September Projections summarized below were prepared pro forma for the pending sale of Tock LLC. The Special Committee used these Projections to assist in its decision-making process in determining whether to recommend the Original Merger Agreement and the A&R Merger Agreement, as applicable, and the transactions contemplated thereby (including the Transactions) to the Squarespace Board. The April Projections were provided to Centerview, as approved by the Special Committee, for its use and reliance in connection with its financial analyses and fairness opinion rendered to the Special Committee on May 12, 2024. Pursuant to the direction of the Special Committee, Centerview relied solely on the September Projections in connection with its financial analyses and in connection with the rendering of its opinion to the Special Committee on September 8, 2024 described below in “Item 4. The Solicitation or Recommendation—Opinion of Centerview,” which is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and incorporated herein by reference.
Although the information in the Projections is presented with numerical specificity, it reflects numerous estimates and assumptions made by Squarespace management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Squarespace’s business, in each case as of the date it was prepared, all of which are difficult or impossible to predict accurately and many of which are beyond Squarespace’s control.

The April Projections summarized below include the following assumptions and estimates:
•	consolidated revenue growth rates ranging from 20% in 2024 to 10% in 2029 reflecting Squarespace management’s assumptions and estimates for future growth;
•	operating income margins ranging from 7% in 2024 to 19% in 2029;
•	increase in deferred revenue ranging from $71 million in 2024 to $80 million in 2029;
•
adjusted EBITDA margins ranging from 24% in 2024 to 33% in 2029 reflecting Squarespace management’s expectations for margin expansion based on (1) sales and marketing efficiencies as a result of efficiencies in brand spend, (2) corporate general and administrative support functions driving efficiencies at scale and, to a lesser extent, (3) gross margin expansion due to a mix towards higher margin products and continued focus on efficiencies in customer support and service delivery.

•
unlevered free cash flow margin ranging from 27% in 2024 to 33% in 2029, calculated as adjusted EBITDA minus capital expenditures, taxes and other reconciling items, plus increases in deferred revenue and changes in net working capital (excluding deferred revenue);

•	stock-based compensation expenses ranging from 11% of total revenue in 2024 to 10% of total revenue in 2029;
•	tax and other reconciling items ranging from $70 million in 2024 to $150 million in 2029;
•
capital expenditures from $6 million in 2024 to $6 million in 2029 which primarily consists of capitalized software development costs, server hardware, and employee hardware and is consistent with historical trends of the business; and

•
changes in net working capital (excluding deferred revenue) increasing from a $45 million source of cash in 2024 to a $63 million source of cash in 2029 consistent with Squarespace management’s growth expectations for the business.

The September Projections summarized below, which were prepared pro forma for the pending sale of Tock LLC, include the following assumptions and estimates:
•	consolidated revenue growth rates ranging from 20% in 2024 to 10% in 2029 reflecting Squarespace management’s assumptions and estimates for future growth;
•	increase in deferred revenue ranging from $71 million in 2024 to $80 million in 2029;
•
adjusted EBITDA margins ranging from 26% in 2024 to 35% in 2029 reflecting Squarespace management’s expectations for margin expansion based on (1) sales and marketing efficiencies as a result of efficiencies in brand spend, (2) corporate general and administrative support functions driving efficiencies at scale and, to a lesser extent, (3) gross margin expansion due to a mix towards higher margin products and continued focus on efficiencies in customer support and service delivery.

•
unlevered free cash flow margin ranging from 29% in 2024 to 34% in 2029, calculated as adjusted EBITDA minus capital expenditures, taxes and other reconciling items, plus increases in deferred revenue and changes in net working capital (excluding deferred revenue);

•	stock-based compensation expenses ranging from 11% of total revenue in 2024 to 10% of total revenue in 2029;
•	tax and other reconciling items ranging from $75 million in 2024 to $153 million in 2029;
•
capital expenditures from $6 million in 2024 to $6 million in 2029 which primarily consists of capitalized software development costs, server hardware, and employee hardware and is consistent with historical trends of the business; and

•
changes in net working capital (excluding deferred revenue) increasing from a $45 million source of cash in 2024 to a $63 million source of cash in 2029 consistent with Squarespace management’s growth expectations for the business.

Other than certain changes in assumptions and estimates associated with the impact of the pending sale of Tock LLC, there is no other difference in the assumptions and estimates underlying the April Projections and the September Projections.
These values and amounts (i) were determined by Squarespace management based on their experience and judgment and their expectations of Squarespace’s operation as a standalone company and (ii) were reviewed by the Special Committee and approved by the Special Committee for use by Centerview in connection with its financial analyses.
The following table summarizes the April Projections:

	(Amounts in millions)
	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue	$1,216	$1,374	$1,539	$1,740	$1,932	$2,125
Total Operating Income(1)	$82	$131	$194	$294	$357	$412
Adjusted EBITDA(2)	$291	$371	$446	$537	$627	$709
Gross Profit	$911	$1,047	$1,193	$1,375	$1,545	$1,715
Less: Marketing & Sales	$(411)	$(445)	$(481)	$(523)	—	—
Less: Research & Development	$(292)	$(333)	$(368)	$(397)	—	—
Less: General & Administrative	$(126)	$(138)	$(149)	$(161)	—	—
Less: Taxes and Other Reconciling Items	$(70)	$(67)	$(87)	$(115)	$(133)	$(150)
Less: Capital Expenditures	$(6)	$(5)	$(9)	$(8)	$(6)	$(6)
Change in Net Working Capital	$45	$49	$40	$48	$56	$63
Change in Deferred Revenue	$71	$44	$58	$65	$72	$80
Unlevered Free Cash Flow	$331	$392	$448	$527	$616	$696
Unlevered Free Cash Flow (post- stock-based compensation)(3)	$198	$226	$268	$337	$423	$483

(1)	Total Operating Income represents Total Revenue minus cost of goods sold, sales and marketing expenses, research and development expenses and general and administrative expenses.
(2)	Adjusted EBITDA represents Squarespace earnings before interest, taxes, depreciation and amortization.
(3)	Represents Unlevered Free Cash Flow less stock-based compensation expense projections provided by Squarespace. Centerview used this metric for its discounted cash flow analysis.
The following table summarizes the Projections:

	(Amounts in millions)
	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue	$1,157	$1,308	$1,461	$1,652	$1,822	$1,999
Adjusted EBITDA(1)	$301	$383	$456	$546	$627	$703
Less: Taxes and Other Reconciling Items	$(75)	$(73)	$(93)	$(121)	$(137)	$(153)
Less: Capital Expenditures	$(6)	$(5)	$(9)	$(8)	$(6)	$(6)
Change in Net Working Capital	$45	$49	$40	$48	$56	$63
Change in Deferred Revenue	$71	$44	$58	$65	$72	$80
Unlevered Free Cash Flow	$336	$398	$452	$530	$612	$687
Unlevered Free Cash Flow (post- stock-based compensation)(2)	$213	$245	$286	$354	$436	$494

(1)	Adjusted EBITDA represents Squarespace earnings before interest, taxes, depreciation and amortization.
(2)	Represents Unlevered Free Cash Flow less stock-based compensation expense projections provided by Squarespace. Centerview used this metric for its discounted cash flow analysis.
The September Projections, including the unlevered free cash flow, were provided to the Special Committee in connection with its evaluation of the proposed Transactions. The September Projections were provided to Centerview, as approved by the Special Committee, for its use and reliance in connection with its financial analyses and fairness opinion provided to the Special Committee on September 8, 2024, as described in the section of this Schedule 14D-9 captioned “—Opinions of Centerview” (and were the only financial projections that were approved by the Special Committee for such purpose). Additionally, the portion of the April Projections through 2027 had previously been made available to potential counterparties to a strategic transaction, including Permira, in connection with their due diligence review of a potential transaction. The portion of the April Projections for 2027 through 2029 and the September Projections were not provided to Permira.
The Projections, including the unlevered free cash flow (collectively, the “Unaudited Prospective Financial Information”), were developed by Squarespace management as then-current estimates of Squarespace’s future financial performance as an independent company, without giving effect to the Transactions, or any changes to

Squarespace’s operations or strategy that may be implemented in connection with the pendency of, or following the consummation of, the Transactions. The Unaudited Prospective Financial Information also does not consider the effect of any failure of the Transactions to be completed, and it should not be viewed as accurate or continuing in that context.
The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure or complying with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Unaudited Prospective Financial Information included in this document has been prepared by, and is the responsibility of, Squarespace’s management. Neither Squarespace’s independent auditor nor any other independent accountants have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Unaudited Prospective Financial Information, nor have they expressed an opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
Although the Unaudited Prospective Financial Information is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events, including those detailed above, made by Squarespace management that Squarespace management believed in good faith were reasonable. Squarespace’s ability to achieve the financial results contemplated by the Unaudited Prospective Financial Information will be affected by our ability to achieve our strategic goals, objectives and targets over the applicable periods, and will be subject to operational and execution risks associated therewith. The Unaudited Prospective Financial Information reflects assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Unaudited Prospective Financial Information not to be achieved include, among others, (1) general economic conditions; (2) our ability to achieve operating objectives with respect to expenses and operating margins, as well the risks to our ability to grow revenues resulting from the execution of those objectives; (3) our ability to achieve the various monetization, market share and other assumptions and estimates underlying the Unaudited Prospective Financial Information; (4) changes in laws, regulations and taxes relevant to Squarespace’s business; (5) competitive pressures in the customer engagement software and integrated payments industries, including new products and market entrants and changes in the competitive environment; (6) customer demand for our products and services; (7) our ability to attract, integrate and retain qualified personnel; and (8) uncertainty in the timing of relevant transactions and resulting cash inflows and outflows. Additional factors that may impact us or our business can be found in the various risk factors included in our periodic filings with the SEC. All of these factors are difficult to predict, and many of them are outside of our control. As a result, there can be no assurance that the Unaudited Prospective Financial Information will be realized, and actual results may be materially better or worse than those contained in the Unaudited Prospective Financial Information. The Unaudited Prospective Financial Information may differ from publicized analyst estimates and forecasts. You should evaluate the Unaudited Prospective Financial Information, if at all, in conjunction with our historical financial statements and other information regarding Squarespace contained in our public filings with the SEC. The Unaudited Prospective Financial Information may not be consistent with Squarespace’s historical operating data as a result of the assumptions and estimates detailed above. Except to the extent required by applicable federal securities laws, we do not intend to update or otherwise revise the Unaudited Prospective Financial Information to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events.
Because the Unaudited Prospective Financial Information reflects estimates and judgments, it is susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. The Unaudited Prospective Financial Information also covers multiple years, and such information by its nature becomes less predictive with each succeeding year. The Unaudited Prospective Financial Information is not, and should not be considered to be, a guarantee of future operating results. The Unaudited Prospective Financial Information should not be regarded as an indication that Squarespace management, the Special Committee or any of their respective advisors, or any other person, considered or now considers the Unaudited Prospective Financial Information to be necessarily predictive of actual future results.
Further, the Unaudited Prospective Financial Information is not fact and should not be relied upon as being necessarily indicative of our future results or for purposes of making any investment decision.
Certain of the financial measures included in the Unaudited Prospective Financial Information are not calculated in accordance with GAAP. Financial measures such as adjusted EBITDA and unlevered free cash flow are non-GAAP financial measures. These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from similarly titled non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Unaudited Prospective Financial Information, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Unaudited Prospective Financial Information is not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Special Committee, Centerview or Permira. Accordingly, no reconciliation of the financial measures included in the Unaudited Prospective Financial Information is provided in this Schedule 14D-9.
The Unaudited Prospective Financial Information constitutes forward-looking statements. By including the Unaudited Prospective Financial Information in this Schedule 14D-9, none of Squarespace, Centerview or any of Squarespace’s or Centerview’s representatives has made or makes any representation to any person regarding Squarespace’s ultimate performance as compared to the information contained in the Unaudited Prospective Financial Information. The inclusion of the Unaudited Prospective Financial Information should not be regarded as an indication that the Special Committee, Squarespace, Centerview or any other recipient of the Unaudited Prospective Financial Information considered, or now considers, the Unaudited Prospective Financial Information to be predictive of Squarespace’s performance or actual future results. For information on factors that may cause our future results to materially vary, see the section of this Schedule 14D-9 captioned “Cautionary Statements Regarding Forward-Looking Statements.” Further, the inclusion of the Unaudited Prospective Financial Information in this solicitation/recommendation statement does not constitute an admission or representation by Squarespace that the information presented is material. The Unaudited Prospective Financial Information is included in this solicitation/recommendation statement solely to give our stockholders access to the information that was made available to the Special Committee, Centerview or Permira. The Unaudited Prospective Financial Information is not included in this solicitation/recommendation statement in order to influence any Squarespace stockholder as to whether to tender their shares to the Purchaser, or whether to seek appraisal rights with respect to their shares.
In light of the foregoing factors and the uncertainties inherent in the Projections, Squarespace stockholders are cautioned not to place undue reliance on the Unaudited Prospective Financial Information.
Opinion of Centerview
The Special Committee retained Centerview Partners LLC, which is referred to in this Schedule 14D-9 as “Centerview,” as financial advisor to the Special Committee in connection with the transactions contemplated by the A&R Merger Agreement, including the Offer and the Merger. In connection with this engagement, the Special Committee requested that Centerview evaluate the fairness, from a financial point of view, to the Unaffiliated Company Stockholders, other than with respect to (a) collectively, (1) the shares of Squarespace Common Stock held by Squarespace and its subsidiaries, (2) the shares of Squarespace Common Stock owned by Parent or Purchaser, (3) (i) the shares of Squarespace Common Stock owned by the Anthony Casalena 2019 Family Trust, the Anthony Casalena Revocable Trust, the Casalena Foundation, Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P., Accel Leaders 3 Investors (2020) L.P. and GA SQRS II (collectively the “Specified Rollover Stockholders”) that such Specified Rollover Stockholders have agreed to contribute to an entity that indirectly owns 100% of the equity interest of Parent pursuant to those certain Tender and Support Agreements entered into in connection with the Transactions, including the Offer and the Merger (the shares of Squarespace Common Stock referred to in this clause (a)(3)(i), the “Specified Rollover Shares”) and (ii) the shares of Company Common Stock owned by Anthony Casalena, Casalena or any of their respective controlled affiliates, less and excluding the Specified Rollover Shares, that are sold in connection with the closing of the Transactions to a limited partnership that indirectly owns 100% of the equity interests of Parent, (4) the shares of Squarespace Common Stock owned by any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the Transactions and (5) the shares of Squarespace Common Stock irrevocably accepted for purchase by Purchaser in the Offer (the shares of Squarespace Common Stock referred to in clause (a), the “Specified Owned Company Shares”) and (b) any Shares that are issued and outstanding as of immediately prior to the Merger (other than the Specified Owned Company Shares) and held by holders of any Shares that are entitled to appraisal rights under the DGCL and that shall have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the

DGCL (the shares referred to in clauses (a) and (b), together with any Shares held by any affiliate of Squarespace or Parent, the “Excluded Shares”), and of the Offer Price or the Per Share Price proposed to be paid to such holders pursuant to the A&R Merger Agreement. On September 8, 2024, Centerview rendered to the Special Committee its oral opinion, subsequently confirmed in a written opinion dated as of September 8, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or the Per Share Price to be paid to the Unaffiliated Company Stockholders (other than with respect to the Excluded Shares, a group of security holders which the Special Committee considered to be situated substantially similarly to the “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act), pursuant to the A&R Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated September 8, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the A&R Merger Agreement and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the Unaffiliated Company Stockholders (other than with respect to Excluded Shares) of the Offer Price or the Per Share Price to be paid to such holders pursuant to the A&R Merger Agreement. Centerview’s opinion did not address any other term or aspect of the transactions contemplated by the A&R Merger Agreement and does not constitute a recommendation to any stockholder of Squarespace as to whether or not such holder should tender shares of Squarespace Common Stock in connection with the Offer, or otherwise act with respect to the transactions contemplated by the A&R Merger Agreement or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	a draft of the A&R Merger Agreement dated September 8, 2024, referred to in this summary of Centerview’s opinion as the “Draft A&R Merger Agreement”;
•	Annual Reports on Form 10-K of Squarespace for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;
•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Squarespace;
•	certain publicly available research analyst reports for Squarespace;
•	certain other communications from Squarespace to its stockholders; and
•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Squarespace, including certain financial forecasts, analyses and projections relating to Squarespace prepared by management of Squarespace and furnished to Centerview by Squarespace for purposes of Centerview’s analysis (which we refer to as “Forecasts”) as well as business data provided for the purposes of financial due diligence (which we collectively refer to as the “Internal Data”).

The Forecasts are described in the section of this Schedule 14D-9 captioned “Item 4. “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information.”.
Centerview also participated in discussions with members of the senior management and representatives of Squarespace regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Squarespace and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Special Committee’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Special Committee’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Squarespace as to the matters covered thereby and Centerview relied, at the Special Committee’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Special Committee’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Squarespace, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Squarespace. Centerview assumed, at the Special Committee’s direction, that the final executed A&R Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft A&R Merger Agreement reviewed by Centerview. Centerview also assumed, at the Special Committee’s direction, that the transactions contemplated by the A&R Merger Agreement will be consummated on the terms set forth in the A&R Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transactions contemplated by the A&R Merger Agreement, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Squarespace, or the ability of Squarespace to pay its obligations when they come due, or as to the impact of the transactions contemplated by the A&R Merger Agreement on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Squarespace’s underlying business decision to proceed with or effect the transactions contemplated by the A&R Merger Agreement, or the relative merits of the transactions contemplated by the A&R Merger Agreement as compared to any alternative business strategies or transactions that might be available to Squarespace or in which Squarespace might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the Unaffiliated Company Stockholders (other than with respect to any Excluded Shares) of the Per Share Price to be paid to such holders pursuant to the A&R Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the A&R Merger Agreement or the transactions contemplated by the A&R Merger Agreement, including, without limitation, the structure or form of the transactions contemplated by the A&R Merger Agreement, including the Offer or the Merger, or any other agreements or arrangements contemplated by the A&R Merger Agreement or entered into in connection with or otherwise contemplated by the transactions contemplated by the A&R Merger Agreement, including, without limitation, the fairness of the transactions contemplated by the A&R Merger Agreement or any other term or aspect of the transactions contemplated by the A&R Merger Agreement to, or any consideration to be received in connection therewith by, or the impact of the transactions contemplated by the A&R Merger Agreement on, the holders of any other class of securities, creditors or other constituencies of Squarespace or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Squarespace or any party, or class of such persons in connection with the transactions contemplated by the A&R Merger Agreement, whether relative to the Per Share Price to be paid to the Unaffiliated Company Stockholders pursuant to the A&R Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Squarespace as to whether or not such holder should tender shares of Squarespace Common Stock in connection with the Offer, or otherwise act with respect to the transactions contemplated by the A&R Merger Agreement or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Special Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the transactions contemplated by the A&R Merger Agreement. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Special Committee in connection with Centerview’s written opinion, dated September 8, 2024. The order of the financial analyses described below does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Squarespace. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion.
In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Squarespace or any other parties to the transactions contemplated by the A&R Merger Agreement. None of Squarespace, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Squarespace do not purport to be appraisals or reflect the prices at which Squarespace may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 6, 2024 (the last trading day before the public announcement of the transactions contemplated by the A&R Merger Agreement) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed certain financial information of Squarespace and compared it to corresponding financial information of the following selected comparable public companies that Centerview deemed comparable, based on its experience and professional judgment, to Squarespace (the “selected companies”). The selected companies listed below were chosen by Centerview, among other reasons, because they are companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, Centerview considered similar to those of Squarespace. Centerview made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operational characteristics of Squarespace and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from SEC filings and other data sources as of September 6, 2024, Centerview calculated for each selected company, such company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other dilutive equity instruments) plus non-controlling interests, face value of debt and certain liabilities less cash and cash equivalents, in each case calculated consistently with the determinations made in arriving at Squarespace’s implied enterprise value for purposes of Centerview’s analyses to the extent comparable information was publicly available) (“EV”), as a multiple of estimated next twelve months unlevered free cash flow (“NTM uFCF”) as derived from Wall Street research analyst consensus metrics. Such multiple is referred to in this section, with respect to a selected company, as “EV / NTM uFCF”.

The selected companies and the results of this analysis are summarized as follows:

Selected Company	Revenue Growth CY2024E to CY2025E	NTM uFCF Margin	EV / NTM uFCF Multiple
BigCommerce Holdings, Inc	8%	7%	21.5x
BILL Holdings, Inc.	14%	17%	21.8x
GoDaddy Inc.	8%	33%	16.3x
Intuit Inc.	12%	33%	29.5x
VeriSign, Inc.	4%	62%	19.2x
Wix.com Ltd.	14%	28%	17.1x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a range of multiples of EV / NTM uFCF of 17.0x to 21.0x. In selecting this range of multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics and prospects of Squarespace and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis.
Centerview applied the range of multiples of EV / NTM uFCF to Squarespace’s NTM uFCF of $378 million derived from the Forecasts (calculated based on the time-weighted average of estimated unlevered free cash flow for the fiscal years ending 2024 and 2025 of $336 million and $398 million, respectively, which are adjusted to exclude the contribution of Tock LLC, as of September 6, 2024), to derive a range of implied enterprise values for Squarespace. Centerview subtracted from each of these ranges Squarespace’s estimate of the face value of Squarespace’s net debt of approximately negative $140 million as of August 31, 2024 (taking into account $300 million of estimated after-tax proceeds for the sale of Tock LLC) as set forth in the Internal Data to derive a range of implied equity values for Squarespace. Centerview then divided these implied equity values by the number of fully-diluted outstanding shares of Common Stock of approximately 149.8 million as of September 5, 2024, calculated on a treasury stock basis based on the Internal Data, to derive a range of implied values per share of approximately $43.80 to $53.90, rounded to the nearest $0.05. Centerview compared this range to the Per Share Price of $46.50 per share proposed to be paid to the Unaffiliated Company Stockholders (other than with respect to the Excluded Shares) pursuant to the A&R Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of Squarespace based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. For purposes of this analysis, stock-based compensation was treated as a cash expense.
In performing this analysis, Centerview calculated a range of implied enterprise values for Squarespace by discounting to present value as of August 31, 2024 (using discount rates ranging from 12.5% to 14.5%, based upon Centerview’s analysis of Squarespace’s weighted average cost of capital, determined using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience): (i) the forecasted unlevered free cash flows (after treating stock-based compensation as a cash expense and excluding unlevered free cash flow losses related to Tock LLC for the quarter ending December 31, 2024 (assuming closing of the sale of Tock LLC on September 30, 2024)) of Squarespace based on the Forecasts over the period beginning September 1, 2024 and ending on December 31, 2029, as approved by the Special Committee and utilized by Centerview at the direction of the Special Committee (see the section of this Schedule 14D-9 captioned Item 4. “The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information.”) and (ii) a range of implied terminal values of Squarespace at the end of the forecast period shown in the Forecasts, applying a range of terminal multiples to Squarespace’s NTM uFCF as of December 31, 2028 (which reflects projected uFCF for fiscal year 2029), ranging from 15.0x to 18.0x, which range was selected by Centerview using its experience and professional judgment. Centerview then (a) subtracted from this range the face value of Squarespace’s net debt of approximately negative $140 million as of August 31, 2024 (taking into account $300 million of estimated after-tax proceeds for the sale of Tock LLC) as set forth in the Internal Data and (b) divided this range of implied equity values by the number of fully diluted outstanding shares of Common Stock of approximately 149.8 million as of September 5, 2024, calculated on a treasury stock basis based on the Internal Data to derive a range of implied values per share of Common Stock of approximately $45.80 to $57.35, rounded to the nearest $0.05. Centerview compared this range to the Per Share Price of $46.50 per share proposed to be paid to the Unaffiliated Company Stockholders (other than with respect to the Excluded Shares) pursuant to the A&R Merger Agreement.
Other Factors
Centerview noted for the Special Committee certain additional factors solely for reference and informational purposes, including, among other things, the following:
•
Analyst Price Targets Analysis. Centerview reviewed price targets for the shares of Common Stock in 14 publicly available Wall Street, Bloomberg and FactSet research analyst reports as of market close on May 10, 2024 (the last trading day before the public announcement of the Original Merger Agreement), noting that these price targets ranged from a low of $38.00 per share of Common Stock to a high of $50.00 per share of Common Stock as follows: $50, $46, $45, $45, $43, $43, $42, $40, $40, $40, $40, $39, $38 and $38.

•
Historical Price Trading Analysis. Centerview reviewed historical trading prices of the shares of Common Stock during the 52-week period ended May 10, 2024, which reflected low and high closing stock prices for the shares of Common Stock during such period of $27.41 (on November 1, 2023) and $38.19 (on May 10, 2024) per share of Common Stock.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Special Committee in its evaluation of the transactions contemplated by the A&R Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee or management of Squarespace with respect to the Per Share Price or as to whether the Special Committee would have been willing to determine that a different consideration was fair. The consideration for the transactions contemplated by the A&R Merger Agreement was determined through arm’s-length negotiations between the Special Committee and Parent and was approved by the Special Committee. Centerview provided advice to the Special Committee during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Squarespace or the Special Committee or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the A&R Merger Agreement.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement by the Special Committee, Centerview had not been engaged to provide financial advisory or other services to Squarespace, and received compensation from Squarespace during such period for its current engagement. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Accel Management Co. Inc. (“Accel Management”), affiliates of which are stockholders of Squarespace, and Centerview did not receive any compensation from Accel Management during such period. Centerview’s UK affiliate, Centerview Partners UK LLP, is currently engaged to provide financial advisory services unrelated to Squarespace to a company in which funds affiliated with GA SQRS II, a significant stockholder of Squarespace, hold a minority equity interest, and Centerview Partners UK LLP has received approximately €1 million in compensation and may receive additional compensation of approximately €1 million from such company for such services. In 2023, Centerview was engaged to provide financial advisory services to OneOncology, LLC (“OneOncology”), a portfolio company of General Atlantic Service Company, L.P. (“General Atlantic Service Company”), in connection with its sale to certain private investment firms, and Centerview received between $25 million and $35 million in compensation from OneOncology for such services. In 2023,

Centerview was engaged to provide financial advisory services to Oak Street Health, Inc. (“Oak Street”) in connection with its sale to CVS Health Corporation, at which time affiliates of General Atlantic Service Company held an approximately 25% interest of Oak Street, and Centerview received approximately $80 million in compensation from Oak Street for such services. In 2022, Centerview was engaged to provide financial advisory services unrelated to Squarespace to a portfolio company of General Atlantic Service Company, and Centerview received less than $500,000 in compensation from such portfolio company for such services. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Permira, the sponsor of Parent, and Centerview did not receive any compensation from Permira during such period. Centerview may provide financial advisory and other services to or with respect to Squarespace, Accel Management, General Atlantic Service Company, GA SQRS II, Permira or Parent or their respective affiliates, including portfolio companies of Accel Management, General Atlantic Service Company, GA SQRS II or Permira in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Squarespace, Accel Management, General Atlantic Service Company, GA SQRS II, Permira or Parent or any of their respective affiliates including portfolio companies of Accel Management, General Atlantic Service Company, GA SQRS II or Permira or any other party that may be involved in the transactions contemplated by the A&R Merger Agreement. For more information regarding relationships between Centerview and other third parties, see the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9, which is incorporated by reference in this Schedule 14D-9 in its entirety.
The Special Committee selected Centerview as its financial advisor in connection with the transactions contemplated by the A&R Merger Agreement based on, among other things, Centerview’s qualifications and expertise in advising on significant strategic transactions and other alternatives, including those involving public companies and companies in the Squarespace’s industry and in engagements where Centerview served as a financial advisor to a special or transaction committee of a board of directors. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to those contemplated by the A&R Merger Agreement.
In connection with Centerview’s services as the financial advisor to the Special Committee, Squarespace has agreed to pay Centerview an estimated aggregate fee of approximately $47 million, $2.5 million of which was payable upon the rendering of Centerview’s prior opinion on May 12, 2024 and the remainder of which is payable contingent upon consummation of the Offer or the Merger (the “Transaction Fee”) (which includes a $500,000 retainer, which is creditable against the Transaction Fee). Squarespace has also agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Neither Centerview, nor any member of the Centerview deal team, owns any debt, equity, derivatives or convertible instruments in any of Squarespace, Accel Management, General Atlantic Service Company, GA SQRS II, Permira or Parent or any of their respective affiliates except (i) as may be held through hedge funds, mutual funds and other investment funds or similar investment vehicles or non-discretionary managed accounts or funds and (ii) an approximately $250,000 passive investment in a General Atlantic fund by a senior member of the Centerview deal team.
Other Presentations by Centerview
In addition to the presentation made to the Special Committee on September 8, 2024, which will be filed with the SEC as Exhibit (a)(5)(C) hereto and is described above, copies of presentations presented or delivered by Centerview to the Special Committee on March 26, 2024, April 9, 2024, April 19, 2024, April 25, 2024, April 27, 2024 and May 12, 2024, and to the Squarespace Board on May 12, 2024, containing, among other things, financial analyses, are attached as exhibits hereto, each of which is incorporated by reference in this Schedule 14D-9 in its entirety.
A summary of these presentations is provided below.
•
The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on March 26, 2024, filed as Exhibit (a)(5)(D) hereto, contains, among other information, an overview of potentially viable financial and strategic transaction partners for Squarespace.

•
The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on April 9, 2024, filed as Exhibit (a)(5)(E) hereto, contains, among other information, (i) an overview of Squarespace’s draft financial projections, (ii) observations and perspectives on Squarespace’s key model assumptions with respect to revenue growth, gross and adjusted earnings before interest, taxes, depreciation and amortization and unlevered free cash flow margins and (iii) an overview of Squarespace’s long range plan projections, key performance indicators, and expense profile over time, including in comparison to selected competitors as applicable.

•
The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on April 19, 2024, filed as Exhibit (a)(5)(F) hereto, contains, among other information, an overview of Squarespace’s long-range plan projections, including in comparison to selected competitors.

•
The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on April 25, 2024, filed as Exhibit (a)(5)(G) hereto, contains, among other information, (i) a transaction status update and overview, (ii) an overview of Squarespace’s long range plan projections and a preliminary indicative valuation summary, including a discounted cash flow analysis and selected public trading comparables analysis, (iii) observations and perspectives on Squarespace’s historical stock and financial performance, including in comparison to the financial performance of selected competitors and (iv) observations and perspectives on analyst price targets.

•
The preliminary illustrative presentation presented or delivered by Centerview to the Special Committee on April 27, 2024, filed as Exhibit (a)(5)(H) hereto, contains, among other information, (i) preliminary analysis of Permira’s indicative valuation of $42.50 per share pursuant to its April 26, 2024 proposal and (ii) a summary of Permira’s proposed governance structure included in the April 26, 2024 proposal.

•
The presentation presented or delivered by Centerview to the Squarespace Board on May 12, 2024, filed as Exhibit (a)(5)(I) hereto, contains, among other information, (i) a transaction status update and overview, (ii) a summary of Centerview’s due diligence and (iii) a summary of implied premiums and multiples based on the final proposal compared to Permira’s prior proposals.

•
The presentation presented or delivered by Centerview to the Special Committee on May 12, 2024, filed as Exhibit (a)(5)(J) hereto, with respect to its opinion, dated May 12, 2024, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the $44.00 consideration to be paid to the Unaffiliated Company Stockholders (other than as specified in such opinion) pursuant to the Original Merger Agreement was fair, from a financial point of view, to such holders, contains, among other information, (i) an indicative valuation summary, including a discounted cash flow analysis and selected public trading comparables analysis, (ii) observations and perspectives on Squarespace’s historical stock and financial performance, including in comparison to the financial performance of selected competitors and (iii) observations and perspectives on analyst price targets.

None of the presentations by Centerview, alone or together, constitute, or form the basis of, an opinion of Centerview with respect to the consideration payable under the A&R Merger Agreement, and the financial analyses therein were based on economic, monetary, market and other conditions as in effect on, and the information made available to Centerview as of, the dates of the respective presentations.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used
Advisors
For Squarespace, J.P. Morgan Securities LLC (“JPM”) is serving as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP (‘Skadden”) is serving as legal counsel. For the Special Committee, Centerview Partners LLC (“Centerview”) is serving as financial advisor and Richards, Layton & Finger, P.A. (“RLF”) is serving as legal counsel. For Purchaser and Parent, Goldman Sachs & Co. LLC (“Goldman Sachs”) is serving as financial advisor, and Latham & Watkins LLP (“Latham”) is serving as legal counsel.
Information pertaining to the retention of Centerview is found under the section of this Schedule 14D-9 captioned “Item 4. The Solicitation or Recommendation—Opinion of Centerview” and is incorporated by reference.
JPM acted as financial advisor to Squarespace with respect to the proposed transaction and will receive a fee from Squarespace of approximately $45 million for such services if the proposed transactions are consummated. In addition, Squarespace has agreed to reimburse JPM for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPM against certain liabilities arising out of JPM’s engagement. JPM did not deliver a fairness opinion in connection with the proposed transactions. During the two years preceding May 13, 2024, the date Squarespace entered into the Original Merger Agreement, JPM and its affiliates have had commercial or investment banking relationships with Squarespace, Permira, General Atlantic and Accel, for which JPM and such affiliates have received customary compensation. During such two-year period, the aggregate fees recognized by JPM from Squarespace were approximately $3 million, from Permira were approximately $23 million and from General Atlantic were approximately $39.9 million, with no fees received from Accel. Furthermore, JPM and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of Squarespace. To the extent applicable, in the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Squarespace, Permira, General Atlantic and Accel for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
From 2021 to present, Skadden has represented Squarespace on a number of significant matters, including Squarespace’s direct listing and the proposed Transactions. Prior to and during that same period of time, Skadden has represented and continues to represent Permira and certain of its portfolio companies on significant matters unrelated to the proposed Transactions, including multiple publicly disclosed M&A transactions. In the last two years, Skadden has not provided advice to either General Atlantic or Accel.
Since May 2019 to present, RLF has separately performed work for Permira, General Atlantic and Accel on matters unrelated to the proposed Transactions. Since May 2019 to present, RLF has received fees with respect to its work for (i) certain Permira Filing Parties in an aggregate amount less than $250,000, (ii) General Atlantic in an aggregate amount less than $850,000, and (iii) Accel in an aggregate amount less than $250,000. Since May 2019 to present, RLF has not done any work for Squarespace, other than with respect to the proposed Transactions, or Mr. Casalena.
Except as set forth above, neither Squarespace nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Squarespace stockholders on Squarespace’s behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company
No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Squarespace or, to Squarespace’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Number of Shares*	Price Per Share ($)	Nature of Transaction
Anthony Casalena	7/26/2024	63,756	$43.99	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	7/29/2024	62,011	$43.99	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/08/2024	68,659	$44.18	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/09/2024	47,787	$44.14	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/21/2024	23,726	$44.74	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/22/2024	52,485	$44.80	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	9/04/2024	38,466	$45.26	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	9/05/2024	33,375	$45.16	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
Jonathan Klein	8/08/2024	122,000	$0.00	Shares disposed as bona fide gift for no consideration
	8/13/2024	35,036	$44.11	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/14/2024	164,964	$44.31	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/15/2024	22,700	$0.00	Shares disposed as bona fide gift for no consideration
Nathan Gooden	8/20/2024	32,350	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	16,515	$44.86	Shares withheld by Squarespace to satisfy applicable withholding tax upon vesting of Squarespace RSUs
	8/22/2024	7,916	$44.81	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
Courtenay O’Connor	8/20/2024	3,504	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	4,482	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	4,417	$44.86	Shares withheld by Squarespace to satisfy applicable withholding tax upon vesting of Squarespace RSUs
	8/23/2024	3,569	$44.94	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions

Name	Date of Transaction	Number of Shares*	Price Per Share ($)	Nature of Transaction
Paul Gubbay	8/12/2024	2,500	$44.12	Shares sold in multiple transactions pursuant to a Rule 10b5-1 trading plan and the weighted average price per share in such transactions
	8/20/2024	16,740	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	4,122	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	4,383	$0.00	Shares acquired in connection with vesting of Squarespace RSUs
	8/20/2024	13,962	$44.86	Shares withheld by Squarespace to satisfy applicable withholding tax upon vesting of Squarespace RSUs

(1)	Class A Shares unless otherwise noted

Item 7.	Purposes of the Transaction and Plans or Proposals
Subject Company Negotiations
Except as indicated in this Schedule 14D-9, Squarespace is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Squarespace’s securities by Squarespace, Squarespace’s subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Squarespace or Squarespace’s subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Squarespace or any subsidiary of Squarespace; or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of Squarespace.
Transactions and Other Matters
Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Squarespace Board, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information
Golden Parachute Compensation
See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”
Conditions to the Offer
The information set forth in Item 3. Additional Information—Conditions to the Offer in the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.
U.S. Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations of the Offer and the Merger generally applicable to holders of Shares whose shares are validly tendered and accepted for payment pursuant to this Offer and holders whose Shares are converted into the right to receive cash pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, court decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or to differing interpretations at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.
This discussion applies only to holders who hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment purposes) and does not address any tax consequences applicable to holders of Squarespace Equity Awards. In addition, this summary does not address or consider any state, local or non-U.S. tax consequences, any aspects of the alternative minimum tax, the Medicare tax on net investment income, or any U.S. federal estate, gift or other non-income tax consequences that may be relevant or applicable to a particular holder in connection with the Offer or the Merger. For purposes of this discussion, a “holder” means either a U.S. Holder or a Non-U.S. Holder (each as defined below) or both, as the context may require.
This discussion is for general information purposes only and does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, nor does it address any consequences to holders subject to special rules under U.S. federal income tax law, including, for example:
•	banks and other financial institutions;
•	mutual funds;
•	insurance companies;
•	tax-exempt organizations (including private foundations), governmental agencies, instrumentalities or other governmental organizations, and qualified foreign pension funds;
•	retirement or other tax deferred accounts;
•
S corporations, partnerships or any other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes (or investors in such entities or arrangements);

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;
•	dealers and brokers in securities, currencies or commodities;
•	dealers or traders in securities that elect to use the mark-to-market method of accounting with respect to the Shares;
•	regulated investment companies or real estate investment trusts, or entities subject to the U.S. anti-inversion rules;
•	U.S. expatriates or certain former citizens or long-term residents of the United States;
•	persons that own or have owned (directly, indirectly or constructively) five percent (5%) or more of the Shares (by vote or value);

•
persons who hold their Shares as part of a hedging, constructive sale or conversion, straddle, synthetic security, integrated investment or other risk reduction transaction for U.S. federal income tax purposes;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the Shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons who properly exercise appraisal rights in the Merger;
•	persons that acquired their Shares pursuant to the exercise of employee stock options or warrants or otherwise as compensation or in connection with the performance of services; or
•	persons whose “functional currency” is not the U.S. dollar.
For purposes of this summary, a “U.S. Holder” means a beneficial owner of the Shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or political subdivision thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if both (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons have the authority to control all of the substantial decisions of such trust. For purposes of the following summary, a “Non-U.S. Holder” is a beneficial owner of the Shares that is not a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).
If a partnership (or other entity or arrangement, domestic or non-U.S., treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the tax treatment of a partner in such partnership (or other entity or arrangement) will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding Shares and partners therein should consult their tax advisors regarding the consequences of the Offer and the Merger to their particular circumstances.
No ruling has been requested, or will be obtained, from the IRS regarding the U.S. federal income tax consequences of the Offer described herein. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.
THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY, DOES NOT CONSTITUTE LEGAL ADVICE TO ANY HOLDER, AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL THE TAX CONSEQUENCES RELATING TO THE OFFER OR THE MERGER. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OFFER OR THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.
U.S. Holders
Subject to the discussion below regarding section 304 of the Code, a U.S. Holder will generally recognize gain or loss on the sale of the Shares pursuant to the Offer or the receipt of cash in exchange for Shares pursuant to the Merger in an amount equal to the difference between its amount realized and its adjusted tax basis in the sold Shares. A U.S. Holder’s amount realized is the sum of the amount of cash and the fair market value of any property received in the sale. A U.S. Holder’s adjusted tax basis in the sold Shares will generally equal the U.S. Holder’s acquisition cost with respect to those Shares. Gain or loss recognized on the sale will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the sold Shares exceeds one year at the time of the sale. Long-term capital gains recognized by non-corporate U.S. Holders will generally be subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.
Gain or loss must be determined separately for each block of Shares (generally, Shares acquired at the same cost in a single transaction) that is tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.
Section 304 of the Code will apply to the Offer and Merger if holders of the Shares, taken together, own (actually or constructively under attribution rules set forth in the Code) fifty percent (50%) or more of Parent, by vote or value, following the consummation of the Offer and the Merger, due to shares of Parent common stock actually or constructively held by such holders of Shares at the time of, or received in connection with, the consummation of the Offer and the Merger. To the knowledge of Squarespace and Parent, one or more persons do not control Squarespace and Parent within the meaning of section 304 of the Code but, because the analysis depends on direct, indirect and constructive share ownership information at the time of the Offer and Merger, Squarespace and Parent do not have sufficient information (including constructive ownership information) to determine definitively that section 304 of the Code will not apply to the Offer and the Merger. If section 304 of the Code applies to the Offer and the Merger, if a holder of Shares also actually or constructively owns Parent common stock, such holder may recognize dividend income up to the amount of such cash consideration unless it satisfies the requirements set forth in section 302(b) of the Code. The possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules. Holders of Shares that also actually or constructively own Parent common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.
Non-U.S. Holders
Subject to the discussion under “Information Reporting and Backup Withholding” and the discussion below regarding section 304 of the Code, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized pursuant to the Offer unless:
•
such gain is effectively connected with the conduct of a trade or business by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, and any such gain of a Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty); or

•
such Non-U.S. Holder is an individual who is present in the United States for one hundred and eighty-three (183) days or more in the taxable year of the Offer, and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty).

As discussed above under “—U.S. Holders,” if section 304 of the Code applies to the Offer and the Merger, if a holder of Shares also actually or constructively owns Parent common stock, such holder may recognize dividend income up to the amount of such cash consideration unless it satisfies the requirements set forth in section 302(b) of the Code. Such amount would generally be subject to U.S. withholding tax at a rate of thirty percent (30%) (or such lower rate as may be specified by an applicable income tax treaty) unless such dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
Non-U.S. Holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular circumstances and the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any sale proceeds payable to them.
Information Reporting and Backup Withholding
Information reporting and backup withholding (currently, at a rate of 24 percent) may apply to the proceeds received by a holder pursuant to the Offer or the Merger. Backup withholding will generally not apply to (1) a U.S. Holder that furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding on IRS Form W-9 (or its successor form) or (2) a Non-U.S. Holder that (i) provides a certification of such Non-U.S. Holder’s foreign status on the applicable IRS Form W-8 (or its successor form) or (ii) otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, if the required information is timely furnished to the IRS.
HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE OFFER OR THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Regulatory Approvals
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Merger cannot be completed until Parent and Squarespace file a Notification and Report Form with the FTC and the DOJ and the applicable waiting period has expired or been terminated. The parties filed a notification and report form with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) on May 28, 2024. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar day waiting period following the parties’ filing of their respective HSR Act notification forms, unless extended, or the early termination of that waiting period. The waiting period under the HSR Act expired at 11:59 p.m., Eastern time, on June 27, 2024.
Under the Austrian Federal Cartel Act, the Merger cannot be completed until Parent files a notification with the Austrian competition authority and the applicable phase one review period has expired or an approval decision has been issued. Parent filed a notification with the Austrian competition authority on May 23, 2024. A transaction notifiable under the Austrian Federal Cartel Act may not be completed until the expiration of a four-week review period, which is extendable at the notifying party’s request by up to two calendar weeks, following the Parent’s filing (phase one) or the issuance of an approval decision by the Austrian competition authority. Austrian merger control clearance was received on June 21, 2024.
Parent and Purchaser, on the one hand, and Squarespace (and its subsidiaries, if applicable) have each agreed to use its respective reasonable best efforts to (1) supply (or cause the other to be supplied) with any additional information that reasonably may be required or requested by the FTC, the DOJ or the governmental authorities of any other applicable jurisdiction in which any such filing is made, and (2) take all action necessary to, as soon as practicable, (a) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other antitrust laws applicable to the Merger and (b) obtain any required consents pursuant to any antitrust laws applicable to the Merger.
At any time before or after consummation of the Merger, notwithstanding the termination of the waiting period under the HSR Act, the FTC, the DOJ or foreign governmental authorities of any other applicable jurisdiction could take such action under the antitrust laws as it deems necessary or desirable, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under its antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of Squarespace or Parent. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.
Subject to the terms of the A&R Merger Agreement, each of Parent and Purchaser agreed to, if and to the extent necessary to obtain clearance of the Merger pursuant to the HSR Act and any other antitrust laws applicable to the Merger, commit to and effect, by consent decree, hold separate order or otherwise, the sale or disposition of such assets or businesses of Squarespace as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger.
Certain Litigation
On September 19, 2024, a purported stockholder of Squarespace filed a lawsuit in the Supreme Court for the State of New York, captioned Lacoff v. Braccia et al., Index No. 69740/2024 (N.Y. Sup. Ct., Sept. 19, 2024) (the “Lacoff Complaint”), naming as defendants Squarespace, its directors, Permira, Parent and Merger Sub. The Lacoff Complaint alleges, among other things, that the Schedule 14D-9 and the Schedule TO filed in connection with the Offer and the Merger omit material information or contain misleading disclosures regarding the Offer and the Merger constituting negligent misrepresentation and negligence under New York law. The Lacoff Complaint seeks injunctive relief preventing the closing of the Offer until corrective disclosures are issued, as well as seeks, an award of attorneys’ fees, among other remedies. The defendants believe the claims asserted in the Lacoff Complaint are without merit.

Appraisal Rights
Stockholders and beneficial owners of Shares will not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of record and beneficial owners of Shares who (1) did not tender their Shares pursuant to the Offer (or, if tendered, validly and subsequently withdrew such Shares by the Expiration Date) and continuously hold or own their Shares through the effective date of the Merger; (ii) follow the procedures set forth in Section 262 of the DGCL (“Section 262”), and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, are entitled to seek appraisal of their Shares in connection with the Merger under Section 262. All references in Section 262 and in this summary (a) to a “stockholder” or a “holder of shares” are to a record holder of Shares, (b) to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (c) to a “person” are to any individual, corporation, partnership, unincorporated association or other entity.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated into this Schedule 14D-9 by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that Squarespace’s stockholders or beneficial owners exercise their appraisal rights under Section 262.
Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated into this Schedule 14D-9 by reference, particularly the procedural steps required to properly demand appraisal and perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.
Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation of the merger within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any stockholder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and the full text of Section 262 carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
Any person wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Persons who have validly tendered (and not validly withdrawn) their Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price for such Shares, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of such validly tendered (and not validly withdrawn) Shares.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference the full text of to Section 262, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
Under the DGCL, if the Merger is effected, stockholders and beneficial owners of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) are entitled to appraisal rights under Section 262; (3) follow the procedures set forth in Section 262 and properly demand appraisal of their applicable Share prior to the consummation of the Offer; (4) continuously hold (in the case of a holder of record) or own (in the case of a beneficial owner) such Shares through the Effective Time; and (5) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Delaware Court of Chancery if certain conditions set forth in Section 262(g) are satisfied and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the

Offer Price. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at a rate of five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceeding, the Surviving Corporation may make a voluntary cash payment to persons entitled to appraisal, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.
To exercise appraisal rights under Section 262 with respect to Shares held immediately prior to the Effective Time, a stockholder or beneficial owner must do all of the following:
•
Prior to the later of the consummation of the Offer, which shall occur on the date on which acceptance of Shares occurs, which shall be October 11, 2024 (unless Purchaser extends the Offer pursuant to the terms of the A&R Merger Agreement), and 20 days after the giving of this Schedule 14D-9, the date of such mailing being September 16, 2024, deliver to Squarespace a written demand for appraisal of Shares held, which demand must reasonably inform Squarespace of the identity of the person demanding appraisal and that the person is demanding appraisal;

•	not tender such Shares in the Offer; and
•	continuously hold (in the case of holders of record) or continuously own (in the case of beneficial owners) the subject Shares from the date of making a demand through the Effective Time.
In addition, if you are a beneficial owner of Shares and you wish to exercise your appraisal rights in such capacity, in addition to the foregoing requirements, your demand for appraisal must also (1) reasonably identify the holder of record of the Shares for which the demand is made, (2) be accompanied by documentary evidence of your beneficial ownership of such Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which you consent to receive notices given by the Surviving Corporation hereunder and to be set forth on the verified list required by Section 262(f).
All written demands for appraisal should be mailed or delivered to:
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, NY 10014
Attention: Secretary
The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262 and is incorporated into this Schedule 14D-9 by reference. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to Squarespace as described herein and in accordance with Section 262.
As provided under Section 262, failure of a stockholder or beneficial owner to make a written demand for appraisal within the time limits provided in Section 262 will result in the loss of such person’s appraisal rights.
To demand appraisal of Shares, a stockholder or beneficial owner of Shares must deliver to Squarespace a written demand for appraisal of such holder’s or owner’s Shares before the consummation of the Offer and such demand must reasonably inform Squarespace of the identity of the stockholder or the beneficial owner, as applicable, and that the stockholder or beneficial owner, as applicable, intends thereby to demand appraisal of such Shares (and, in the case of a demand made by a beneficial owner, the demand must reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded, include a statement that such documentary evidence is a true and correct copy of what it purports to be and provide an address at which the beneficial owner consents to receive notices given by the Surviving Corporation in the Merger under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262).

If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the Shares are owned of record or beneficially owned by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the stockholder.
If a person who has made a demand for an appraisal in accordance with Section 262 shall deliver to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares in accordance with subsection (e) of Section 262, either within sixty (60) days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of such Shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including without limitation, a reservation of jurisdiction for any application to the court made under subsection (j) of Section 262; provided, however that any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such person’s demand for appraisal and accept the terms of the Merger within sixty (60) days after the effective time of the Merger.
If the Merger is completed, within 10 days after the Effective Time, the Surviving Corporation will notify each record holder and beneficial owner of Shares who has properly made a written demand for appraisal pursuant to Section 262 and who has not tendered his, her or its Shares in the Offer that the Merger has become effective and the effective date thereof.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner of Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a person, demanding a determination of the fair value of the Shares held by all such persons who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. Squarespace (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and stockholders and beneficial owners should not assume that Squarespace will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262.
Within 120 days after the Effective Time, any person who has complied with the requirements for an appraisal of such person’s Shares pursuant to Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than “excluded stock,” as defined in Section 251(h)(6)(d.) of the DGCL) that were the subject of, and were not tendered into and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). The Surviving Corporation must give this statement to the requesting person within 10 days after receipt by the Surviving Corporation of the written request for such statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder or beneficial owner of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (which we refer to as the “Delaware Register in

Chancery”) a duly verified list (which we refer to as the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be given to the Surviving Corporation and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Corporation.
At the hearing on such petition, the Delaware Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the persons who demanded appraisal for their Shares and who holds stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that person.
The Delaware Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights with respect to such person’s Class A Shares unless (1) the total number of Class A Shares for which appraisal rights have been pursued and perfected exceeds one percent of the outstanding Class A Shares or (2) the aggregate consideration provided in the Merger in respect of the Class A Shares for which appraisal rights have been pursued and perfected exceeds $1 million. We refer to these conditions as the “ownership thresholds.” The ownership thresholds do not apply to Class B Shares.
After the Delaware Court of Chancery determines which persons are entitled to appraisal (and that at least one of the ownership thresholds above has been satisfied in respect of the persons seeking appraisal rights with respect to Class A Shares), the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5 percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each person entitled to appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Persons considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Although Squarespace believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

Neither Parent, Purchaser nor Squarespace anticipates offering more than the Offer Price to any person exercising appraisal rights, and Parent, Purchaser and Squarespace reserve the rights to make the voluntary cash payment contemplated in subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the list filed by the Surviving Corporation pursuant to Section 262(f) who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a person in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under such subsection (a “Reservation”). In the absence of an order, each party bears its own expenses.
From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 will be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on the Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time); provided, however, that if no petition for an appraisal is filed within the time provided in Section 262, or if such person delivers to the Surviving Corporation a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s Shares within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, then the right of such person to an appraisal of the Shares subject to the withdrawal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a Reservation; provided, however, that the foregoing will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
If any person who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor. A person will fail to perfect, or effectively lose or withdraw, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time, if neither of the ownership thresholds above has been satisfied in respect of persons seeking appraisal rights with respect to Class A Shares or if the person delivers to the Surviving Corporation a written withdrawal of such person’s demand for appraisal in accordance with Section 262.
The foregoing summary of the rights of Squarespace’s stockholders and the beneficial owners of Shares to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners of Shares desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is available without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Business Combination Statute
Section 203 of the DGCL generally prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15 percent or more of a corporation’s outstanding “voting stock” (as such term is defined in Section 203 of the DGCL)) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:
•
before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (1) directors who are also officers and (2) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
following the transaction in which such person became an interested stockholder, the business combination is (1) approved by the board of the corporation and (2) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the A&R Merger Agreement, the Offer and the Merger, the Special Committee adopted resolutions approving the A&R Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, as each of the Offer and the Merger is consummated in accordance with the terms of the A&R Merger Agreement.
Stockholder Approval of the Merger Not Required
On September 8, 2024, the Squarespace Board unanimously (1) determined that the A&R Merger Agreement and the transactions contemplated by the A&R Merger Agreement are fair to, advisable and in the best interests of Squarespace and its stockholders; (2) adopted and approved the A&R Merger Agreement and the transactions contemplated by the A&R Merger Agreement; (3) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (4) recommended that the Squarespace stockholders tender their Shares to Purchaser pursuant to the Offer.
Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Squarespace’s stockholders.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Squarespace, please see (1) Squarespace’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024; (2) Squarespace’s Quarterly Report on Form 10-Q for the three months ended June 30, 2024, filed with the SEC on August 2, 2024; and (3) all similar reports subsequently filed by Squarespace.
Cautionary Statements Regarding Forward-Looking Statements
This Schedule 14D-9, the documents to which we refer you in this Schedule 14D-9 and information included in oral statements or other written statements made or to be made by Squarespace or on Squarespace’s behalf contain “forward-looking statements” that do not directly or exclusively relate to historical facts, including, without limitation, statements relating to the completion of the Transactions. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. Squarespace’s stockholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in Squarespace’s filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following factors:
•	uncertainties related to the consummation of the Transactions;
•
our ability to complete the Transactions, if at all, on the anticipated terms and timing, including obtaining the Minimum Condition and any requisite stockholder approvals and regulatory approvals, and the satisfaction of other conditions to the completion of the Transactions;

•	the risk that the A&R Merger Agreement may be terminated in certain circumstances that require us to pay the Parent a termination fee of $210,493,094.39;
•	uncertainties about the pendency of the Transactions and the effect of the Transactions on employees, customers and other third parties who deal with Squarespace;
•	the impact of certain interim covenants that we are subject to under the A&R Merger Agreement;
•
provisions in the A&R Merger Agreement that limit our ability to pursue alternatives to the Transactions, which might discourage a third party that has an interest in acquiring all or a significant part of Squarespace from considering or proposing that acquisition;

•	the fact that we and our directors and officers may be subject to lawsuits relating to the Transactions;
•	the substantial transaction-related costs we will continue to incur in connection with the Transactions;
•	our efforts to complete the Transactions could disrupt our relationships with third parties and employees, divert management’s attention, or result in negative publicity or legal proceedings;
•	the inability of stockholders (excluding the Rollover Stockholders) to participate in any further upside of Squarespace’s business if the Transactions are consummated;
•	our ability to retain and hire key personnel;
•	competitive responses to the Transactions;
•	continued availability of capital and financing and rating agency actions;
•	legislative, regulatory and economic developments affecting our business;
•	general economic and market developments and conditions;
•
unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as our response to any of the aforementioned factors;

•	the fact that the receipt of cash in exchange for Shares pursuant to the Transactions will be a taxable transaction for U.S. federal income tax purposes; and
•	the risk that Squarespace’s stock price may fluctuate during the pendency of the Transactions and may decline significantly if the Transactions are not completed.
Consequently, all of the forward-looking statements that we make in this Schedule 14D-9 are qualified by the information contained or incorporated by reference in this Schedule 14D-9, including: (1) the information contained under this caption; and (2) information in our most recent filings on Forms 10-K and 10-Q, including the information contained under the caption “Risk Factors,” and information in its consolidated financial statements and notes thereto. While the list of factors presented here is considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on our financial condition, results of operations, credit rating or liquidity.
The forward-looking statements in this Schedule 14D-9 are based upon information available to us as of the date of this Schedule 14D-9, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Schedule 14D-9, whether as a result of any new information, future events or otherwise. Squarespace’s stockholders are advised to consult any future disclosures that Squarespace makes on related subjects as may be detailed in its other filings made from time to time with the SEC. Squarespace will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with its obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits
The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Amended and Restated Offer to Purchase, dated September 25, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)
(a)(1)(E)	Summary Advertisement as published on September 16, 2024, in the New York Times (incorporated by reference to Exhibit (a)(1)E) to the Schedule TO)
(a)(5)(A)	Joint Press Release issued by Squarespace and Buyer Parties on September 9, 2024 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)
(a)(5)(B)*
Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Squarespace, Inc., dated September 8, 2024 (included as Annex A to this Schedule 14D-9 and incorporated herein by reference)

(a)(5)(C)*	Discussion materials prepared by Centerview Partners LLC, dated September 8, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(D)*	Discussion materials prepared by Centerview Partners LLC, dated March 26, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(E)*	Discussion materials prepared by Centerview Partners LLC, dated April 9, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(F)*	Discussion materials prepared by Centerview Partners LLC, dated April 19, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(G)*	Discussion materials prepared by Centerview Partners LLC, dated April 25, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(H)*	Discussion materials prepared by Centerview Partners LLC, dated April 27, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(a)(5)(I)*	Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Board of Directors of Squarespace, Inc.
(a)(5)(J)*	Discussion materials prepared by Centerview Partners LLC, dated May 12, 2024, for the Special Committee of the Board of Directors of Squarespace, Inc.
(e)(1)
Amended and Restated Agreement and Plan of Merger, dated September 9, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on September 9, 2024)

(e)(2)	Agreement and Plan of Merger, dated May 13, 2024, between the Buyer Parties and Squarespace (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Squarespace with the SEC on May 13, 2024)
(e)(3)*	Confidentiality Agreement, dated March 29, 2024, by and between Squarespace and Permira Advisers LLC
(e)(4)	Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit 16(b)(iii) to the Schedule TO)
(e)(5)	First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit (b)(viii) to the Schedule TO)
(e)(6)	Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Accel Equity Investors (incorporated by reference to Exhibit (d)(5) to the Schedule TO)
(e)(7)	Equity Commitment Letter, dated May 13, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit 16(b)(ii) to the Schedule TO)

Exhibit No.	Description
(e)(8)
First Amendment to Equity Commitment Letter, dated August 28, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit (b)(vii) to the Schedule TO)

(e)(9)
Second Amendment to Equity Commitment Letter, dated September 9, 2024, by and between the Parent Parties and the Permira Equity Investors (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(e)(10)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and Casalena (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(11)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(12)
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and GA SQRS II (incorporated by reference to Exhibit (d)(9) to the Schedule TO)

(e)(13)	Tender and Support Agreement, dated as of September 9, 2024, by and among Squarespace, the Parent Parties and Accel (incorporated by reference to Exhibit (d)(4) to the Schedule TO)
(e)(14)
Amended and Restated Tender and Support Agreement, dated as of September 16, 2024, by and among Squarespace, the Parent Parties and Accel (incorporated by reference to Exhibit (d)(10) to the Schedule TO)

(e)(15)	Fee Funding Agreement, dated as of May 13, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit 16(b)(i) to the Schedule TO)
(e)(16)	Amendment to Fee Funding Agreement, dated as of September 9, 2024, by and among the FFA Investors and Squarespace (incorporated by reference to Exhibit (d)(7) to the Schedule TO)
(g)	Not applicable

*	Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SQUARESPACE, INC.

Date: September 26, 2024	By:	/s/ Courtenay O’Connor
Courtenay O’Connor
General Counsel and Secretary

ANNEX A

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

September 8, 2024

The Special Committee of the Board of Directors
Squarespace, Inc.
225 Varick Street, 12th Floor
New York, New York 10014
The Special Committee of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than (a) General Atlantic L.P., its investment fund Affiliates (as defined in the Agreement, as defined below) and its portfolio companies majority owned by such investment fund Affiliates, (b) Accel Management Co. Inc. (“Accel”), its investment fund Affiliates and its portfolio companies majority owned by such investment fund Affiliates, (c) Permira Advisers LLC (“Sponsor”), its investment fund Affiliates and its portfolio companies majority owned by such investment fund Affiliates, (d) the members of the Board of Directors of Squarespace, Inc., a Delaware corporation (the “Company”), (e) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder and (f) Anthony Casalena and his controlled Affiliates, such holders, the “Unaffiliated Company Stockholders”) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of the Company, of the $46.50 per Share in cash, without interest, proposed to be paid to such Unaffiliated Company Stockholders pursuant to the Amended and Restated Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), Spaceship Group MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $46.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) the Shares held by the Company and its subsidiaries, (ii) the Shares owned by Parent or Merger Sub, (iii) the Shares owned (1) by the Anthony Casalena 2019 Family Trust (“AC 2019 Family Trust”), the Anthony Casalena Revocable Trust (“AC Revocable Trust”), the Casalena Foundation (“Foundation”), General Atlantic (SQRS II), L.P., Accel Leaders 3 L.P., Accel Leaders 3 Entrepreneurs L.P. and Accel Leaders 3 Investors (2020) L.P. (the “Rollover Stockholders”) that such Rollover Stockholders have agreed to contribute to an entity that indirectly owns 100% of the equity interest of Parent pursuant to those certain Tender and Support Agreements entered into in connection with the Transaction (the Shares referred to in this clause (iii)(1), the “Rollover Shares”) and (2) by Anthony Casalena (“Casalena”), the AC 2019 Family Trust, the AC Revocable Trust or the Foundation or any of their respective controlled affiliates, less and excluding the Rollover Shares, that are sold in connection with closing of the Transaction to a limited partnership that indirectly owns 100% of the equity interests of Parent, (iv) the Shares owned by any direct or indirect wholly owned subsidiary of Parent or Merger Sub as of immediately prior to the Merger, (v) the Shares irrevocably accepted for purchase by Merger Sub in the Tender Offer (the Shares referred to in clauses (i) through (v), the “Owned Company Shares”) and (vi) any Shares that are issued and outstanding as of immediately prior to the Merger (other than the Owned Company Shares) and held by holders of any Shares that are entitled to appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) and that shall have properly and validly exercised their statutory rights of appraisal in respect of such

Shares in accordance with Section 262 of the DGCL (the Shares referred to in clauses (i) through (vi), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”)) will be converted into the right to receive $46.50 per Share in cash, without interest (the $46.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which was paid upon the rendering of our prior opinion dated May 12, 2024, and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have received compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Accel, a significant stockholder of the Company, and we have not received any compensation from Accel during such period. Our UK affiliate, Centerview Partners UK LLP, is currently engaged to provide financial advisory services unrelated to the Company to a company in which funds affiliated with General Atlantic Service Company, L.P. (“General Atlantic”) a significant stockholder of the Company, hold a minority equity interest, and Centerview Partners UK LLP has received compensation, and in the future may receive additional compensation, from such company for such services. In 2023, we were engaged to provide financial advisory services to OneOncology, Inc. (“OneOncology”), a portfolio company of General Atlantic, in connection with its sale to certain private investment firms, and we received compensation from OneOncology for such services. In 2023, we were engaged to provide financial advisory services to Oak Street Health, Inc. (“Oak Street”) in connection with its sale to CVS Health Corporation, at which time affiliates of General Atlantic held an approximately 25% interest of Oak Street, and we received compensation from Oak Street for such services. In 2022, we were engaged to provide financial advisory services unrelated to the Company to a portfolio company of General Atlantic, and we received compensation from such portfolio company for such services. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Sponsor, the sponsor of Parent, and we have not received any compensation from Sponsor during such period. A separate Centerview team is currently engaged to provide financial advisory services unrelated to the Company to an affiliate of Abu Dhabi Investment Authority (“ADIA”), a co-investor with Sponsor, and we have received compensation from such affiliate and expect to receive additional compensation in the future. We may provide financial advisory and other services to or with respect to the Company, Accel, General Atlantic, Sponsor, Parent or ADIA or their respective affiliates, including portfolio companies of Accel, General Atlantic, Sponsor or ADIA in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Accel, General Atlantic, Sponsor, Parent or ADIA or any of their respective affiliates including portfolio companies of Accel, General Atlantic, Sponsor or ADIA or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated September 8, 2024 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the Unaffiliated Company Stockholders (other than with respect to any Excluded Shares) of the Consideration to be paid to such Unaffiliated Company Stockholders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the Unaffiliated Company Stockholders pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of Special Committee of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the Unaffiliated Company Stockholders (other than with respect to any Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such Unaffiliated Company Stockholders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

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